#3.

06018072

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Posadas, S.A. de C.V.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 0 7 2006
THOMSON FINANCIAL

FILE NO. 82- 3274 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: 11/3/06

DAT : dle

White & Case, S.C.
Abogados
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (5255) 5540 9600
Fax (5255) 5540 9699
www.whitecase.com

WHITE & CASE

RECEIVED
2006 NOV -3 P 12:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 17, 2006

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

ARIS
12-31-06

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

A. In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the second quarter of 2006, provided to the Mexican Stock Exchange (the "BMV");

B. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the summons to the Company's General Ordinary Shareholders' Meeting, published in the newspaper "Excelsior" on April 6, 2006;

C. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the summons to the Series "L" shareholders to the Company's Special Shareholders' Meeting, published in the newspaper "Excelsior" on April 6, 2006;

D. In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English summary of the minutes of the General Ordinary Shareholders' Meeting held on April 28, 2006;

E. In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English summary of the minutes of the Special Series "L" Shareholders' Meeting held on April 28, 2006;

F. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B), (C) and (iii), the Company's 2005 Annual Report provided to the shareholders;

G. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding resolution on payment of dividends for Series "A" and "L" shareholders, dated May 3, 2006;

H. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding resolution on payment of dividends for Series "A" and "L" shareholders, dated May 5, 2006;

I. In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English summary and translation of the executive summary of the Annual Report for the year 2005 submitted on June 30, 2006 to the CNBV and to the BMV, in compliance with the General Rules Applicable to Issuers and Other Participants of the Securities Market issued by the CNBV (the "General Rules"); and

J. In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English summary of the contents of the Report on Compliance with the Best Corporate Practices Code for the year 2005 submitted on June 30, 2006 to the CNBV and to the BMV, in compliance with the General Rules issued by the CNBV.

Yours truly,

Sean Goldstein

Enclosures

cc: Lic. Oliver Iriarte
Lic. Javier Cataño (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V..

CONSOLIDATED FINANCIAL STATEMENT
AS OF June 30 th of 2006 and 2005
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER Amount	PRESENT QUARTER %	QUARTER OF PREVIOUS YEAR Amount	QUARTER OF PREVIOUS YEAR %
1	**TOTAL ASSETS**	**11,940,627**	**100**	**11,556,586**	**100**
2	**CURRENT ASSETS**	**1,955,392**	**16**	**1,750,504**	**15**
3	CASH AND SHORT-TERM INVESTMENTS	620,861	5	379,521	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,113,407	9	961,787	8
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	148,277	1	297,080	3
7	OTHER CURRENT ASSETS	72,847	1	112,116	1
8	**LONG-TERM**	**964,175**	**8**	**419,661**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	509,770	4	273,097	2
10	INVESMENT IN SHARES OF SUBSIDIARIES		0		0
	AND NON-CONSOLIDATED OPERATIONS	454,405	4	27,550	0
11	OTHER INVESTMENTS	0	0	119,014	1
12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**8,404,766**	**70**	**8,538,053**	**74**
13	PROPERTY	9,763,354	82	9,986,237	86
14	MACHINERY	2,100,611	18	1,988,726	17
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	3,586,541	30	3,560,270	31
17	CONSTRUCTION IN PROGRESS	127,342	1	123,360	1
18	**DEFERRED ASSETS (NET)**	**611,751**	**5**	**758,585**	**7**
19	**OTHER ASSETS**	**4,543**	**0**	**89,783**	**1**
20	**TOTAL LIABILITIES**	**6,908,793**	**100**	**6,609,977**	**100**
21	**CURRENT LIABILITIES**	**1,244,821**	**18**	**1,438,808**	**22**
22	SUPPLIERS	319,961	5	416,334	6
23	BANK LOANS	191,504	3	258,596	4
24	STOCK MARKET LOANS	0	0	313,380	5
25	TAXES TO BE PAID	232,498	3	172,415	3
26	OTHER CURRENT LIABILITIES	500,858	7	278,083	4
27	**LONG-TERM LIABILITIES**	**3,919,083**	**57**	**3,431,278**	**52**
28	BANK LOANS	840,480	12	2,857,001	43
29	STOCK MARKET LOANS	3,036,268	44	522,300	8
30	OTHER LOANS	42,335	1	51,977	1
31	**DEFERRED LOANS**	**190,673**	**3**	**193,472**	**3**
32	**OTHER LIABILITIES**	**1,554,216**	**22**	**1,546,419**	**23**
33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**5,031,834**	**100**	**4,946,609**	**100**
34	**MINORITY INTEREST**	**1,119,237**	**22**	**1,146,049**	**23**
35	**MAJORITY INTEREST**	**3,912,597**	**78**	**3,800,560**	**77**
36	**CONTRIBUTED CAPITAL**	**927,476**	**18**	**768,398**	**16**
79	PAID-IN CAPITAL STOCK	486,129	10	491,002	10
39	PREMIUM ON SALES OF SHARES	122,508	2	158,911	3
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	318,839	6	118,485	2
41	**CAPITAL INCREASE (DECREASE)**	**2,985,121**	**59**	**3,032,162**	**61**
42	RETAINED EARNINGS AND CAPITAL RESERVE	4,606,194	92	4,562,899	92
44	OTHER COMPREHENSIVE FINANCING COST	(1,621,073)	(32)	(1,530,737)	(31)
80	SHARES REPURCHASE FUND	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**620,861**	**100**	**379,521**	**100**
46	CASH	166,359	27	182,290	48
47	SHORT-TERM INVESTEMENTS	454,502	73	197,231	52
7	**OTHER CURRENT ASSETS**	**72,847**	**100**	**112,116**	**100**
81	AMORTIZED OR REDEEMED	0	0	0	0
82	GOODWILL	0	0	0	0
83	OTHERS	72,847	100	112,116	100
18	**INTANGIBLE ASSETS AND DEFERRED CHARGES**	**611,751**	**100**	**758,585**	**100**
48	AMORTIZATION	166,577	27	314,205	41
49	GOODWILL	0	0	0	0
51	OTHERS	445,174	73	444,380	59
19	**OTHER ASSETS**	**4,543**	**100**	**89,783**	**100**
85	DERIVATIVES	4,543	100	89,783	100
50	DEFERRED TAXES	0	0	0	0
86	DISCONTINUED OPERATIONS	0	0	0	0
87	OTHERS				
21	**CURRENT LIABILITIES**	**1,244,821**	**100**	**1,438,808**	**100**
52	FOREIGN CURRENCY LIABILITIES	413,110	33	426,677	30
53	MEXICAN PESO LIABILITIES	831,711	67	1,012,131	70
26	**OTHER CURRENT LIABILITIES**	**500,858**	**100**	**278,083**	**100**
88	DERIVATIVES	0	0	0	0
89	PAYABLE INTEREST	0	0	0	0
68	RESERVE	0	0	0	0
90	DISCONTINUED OPERATIONS	0	0	0	0
58	OTHER CURRENT LIABILITIES	500,858	100	278,083	100
27	**LONG-TERM LIABILITIES**	**3,919,083**	**100**	**3,431,278**	**100**
59	FOREIGN CURRENCY LIABILITIES	3,093,871	79	2,798,184	82
60	MEXICAN PESO LIABILITIES	825,212	21	633,094	18
31	**DEFERRED LOANS**	**190,673**	**100**	**193,472**	**100**
65	GOODWILL	0	0	0	0
67	OTHERS	190,673	100	193,472	100
32	**OTHER LONG-TERM LIABILITIES**	**1,554,216**	**100**	**1,546,419**	**100**
66	DEFERRED TAXES	1,464,200	94	1,469,544	95
91	LABOR LIABILITIES	23,231	1	24,096	2
92	DISCONTINUED OPERATIONS	0	0	0	0
69	OTHER LIABILITIES	66,785	4	52,779	3
79	**PAID-IN CAPITAL STOCK**	**486,129**	**100**	**491,002**	**100**
37	HISTORICAL	486,129	100	491,002	100
38	RESTATEMENT FOR INFLATION	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
42	**ACCUMULATIVE RESULTS AND CAPITAL RESERVES**	**4,606,194**	100	**4,562,899**	100
93	LEGAL RESERVE	100,406	2	90,069	2
43	REPURCHASE OF SHARES RESERVE	552,335	12	161,437	4
94	OTHER RESERVES	1,623,577	35	1,654,048	36
95	RETAINED EARNINGS	2,309,475	50	2,471,299	54
45	NET INCOME	20,401	0	186,046	4
44	**OTHER COMPREHENSIVE FINANCING COST**	**(1,621,083)**	100	**(1,530,737)**	100
70	RESULT FROM MONETARY ASSETS	(6,069,260)	374	(6,145,205)	401
71	RESULT FROM HOLDING NON MONETARY ASSETS	5,302,347	(327)	5,396,098	(353)
97	FINANCIAL DERIVATIVES VALUATION EFFECT	3,299	0	86,653	(6)
98	DEFERRED TAXES	(857,469)	53	(868,283)	57
100	OTHERS	0	0	0	0

SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
57	OTHER CURRENT LIABILITIES WITH COST OF (26)	5,368	6,952
53	OTHER LIABILITIES WITH COST OF (32)	42,335	51,977
72	WORKING CAPITAL	710,571	311,696
73	PENSION FUND AND SENIORITY PREMIUMS	23,231	14,487
74	EXECUTIVES (*)	363	333
75	EMPLOYERS (*)	3,116	3,035
76	EMPLOYEES (*)	4,383	4,247
77	OUTSTANDING SHARES (*)	487,121,126	491,002,226
78	REPURCHASED SHARES (*)	5,925,385	1,821,285

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM January 1st TO June 30 th of 2006 and 2005
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	PRESENT QUARTER %	QUARTER OF PREVIOUS YEAR Amount	QUARTER OF PREVIOUS YEAR %
1	**NET SALES**	**2,661,593**	**100**	**2,622,261**	**100**
2	COST OF SALES	1,912,390	72	1,922,286	73
3	**GROSS INCOME**	**749,203**	**28**	**699,975**	**27**
4	OPERATIONS	248,470	9	259,156	10
5	**OPERATING INCOME**	**500,733**	**19**	**440,819**	**17**
6	INTEGRAL FINANCING COST	239,774	9	92,905	4
7	**INCOME AFTER INTEGRAL FINANCING COST**	**260,959**	**10**	**347,914**	**13**
8	OTHER FINANCIAL OPERATIONS	36,922	1	35,986	1
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**224,037**	**8**	**311,928**	**12**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	70,843	3	111,794	4
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**153,194**	**6**	**200,134**	**8**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	(120,320)	(5)	12	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**32,874**	**1**	**200,146**	**8**
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**32,874**	**1**	**200,146**	**8**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**32,874**	**1**	**200,146**	**8**
19	NET INCOME OF MINORITY INTEREST	12,473	0	14,100	1
20	**NET INCOME OF MAJORITY INTEREST**	**20,401**	**1**	**186,046**	**7**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,661,593**	**100**	**2,622,261**	**100**
21	DOMESTIC	2,313,174	87	2,281,373	87
22	FOREIGN	348,419	13	340,888	13
23	EXPRESSED IN US DOLLARS (***)	30,909	1	30,241	1
6	**INTEGRAL FINANCING COST**	**239,774**	**100**	**92,905**	**100**
24	INTEREST PAID	187,760	78	197,038	212
26	INTEREST EARNED	6,343	3	10,873	12
46	OTHER FINANCIAL INSTRUMENTS	0	0	0	0
25	FOREIGN EXCHANGE LOSS (GAIN)	86,660	36	(68,376)	(74)
28	GAIN DUE TO MONETARY POSITION	(28,303)	(12)	(24,884)	(27)
10	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**70,843**	**100**	**111,794**	**100**
32	INCOME TAX	97,170	137	67,204	60
33	DEFERRED INCOME TAX	(26,327)	(37)	44,590	40
34	EMPLOYEE PROFIT SHARING EXPENSES	0	0	0	0
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
36	TOTAL SALES	2,673,848	2,651,920
37	NET INCOME FOR THE YEAR	0	0
38	NET SALES (**)	5,318,734	5,021,287
39	OPERATION INCOME (**)	902,394	785,189
40	NET INCOME OF MAJORITY INTEREST (**)	246,382	366,165
41	NET CONSOLIDATED INCOME (**)	269,623	399,443
47	OPERATING DEPRECIATION AND AMORTIZATION	207,748	216,008

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
FROM April 1st TO June 30 th of 2006 and 2005
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER Amount	PRESENT QUARTER %	QUARTER OF PREVIOUS YEAR Amount	QUARTER OF PREVIOUS YEAR %
1	**NET SALES**	**1,319,211**	**100**	**1,287,249**	**100**
2	COST OF SALES	991,085	75	962,107	75
3	**GROSS INCOME**	**328,126**	**25**	**325,142**	**25**
4	OPERATIONS	123,374	9	131,963	10
5	**OPERATING INCOME**	**204,752**	**16**	**193,179**	**15**
6	TOTAL FINANCING	132,027	10	17,253	1
7	**INCOME AFTER FINANCING COST**	**72,725**	**6**	**175,926**	**14**
8	OTHER FINANCIAL OPERATIONS	21,168	2	(3,654)	0
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**51,557**	**4**	**179,580**	**14**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	11,363	1	69,589	5
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**40,194**	**3**	**109,991**	**9**
12	PARTICIPATION IN SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS NET INCOME	(53,144)	(4)	145	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**(12,950)**	**(1)**	**110,136**	**9**
14	INCOME FROM OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(12,950)**	**(1)**	**110,136**	**9**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(12,950)**	**(1)**	**110,136**	**9**
19	NET INCOME OF MINORITY INTEREST	489	0	(111)	0
20	**NET INCOME OF MAJORITY INTEREST**	**(13,439)**	**(1)**	**110,247**	**9**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	PRESENT QUARTER %	QUARTER OF PREVIOUS YEAR Amount	QUARTER OF PREVIOUS YEAR %
1	**NET SALES**	**1,319,211**	**100**	**1,287,249**	**100**
21	DOMESTIC	1,186,719	90	1,137,470	88
22	FOREIGN	132,492	10	149,779	12
23	EXPRESSED IN US DOLLARS (***)	11,754	1	13,287	1
6	**TOTAL FINANCING COST**	**132,027**	**100**	**17,253**	**100**
24	INTEREST PAID	95,086	72	96,553	560
26	INTEREST EARNED	4,023	3	4,625	27
46	OTHER FINANCIAL INSTRUMENTS	0	0	0	0
25	FOREIGN EXCHANGE LOSSES	30,333	23	(77,255)	(448)
28	GAIN DUE TO MONETARY POSITION	10,631	8	2,580	15
10	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**11,363**	**100**	**69,589**	**100**
32	INCOME TAX	44,763	394	37,661	54
33	DEFERRED INCOME TAX	(33,400)	(294)	31,928	46
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
47	OPERATIVE DEPRECIATION AND AMORTIZATION	104,292	108,317

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
from January 1st to June 30 th of 2006 and 2005
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
1	**CONSOLIDATED NET INCOME**	**32,874**	**200,146**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	331,755	200,313
3	**CASH FLOW FROM NET INCOME FOR THE YEAR**	**364,629**	**400,459**
4	CASH FLOW CHANGES IN WORKING CAPITAL	(24,891)	(249,020)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**339,738**	**151,439**
6	CASH FLOW FROM EXTERNAL FINANCING	(13,910)	99,036
7	CASH FLOW FROM INTERNAL FINANCING	(155,412)	(96,295)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(169,322)**	**2,741**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**62,711**	**(48,763)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	233,127	105,417
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	387,734	274,104
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	620,861	379,521

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**331,755**	**200,313**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	207,748	216,008
41	+(-) OTHER ITEMS	124,007	(15,695)
4	**RSOURCES FROM CHANGE IN WORKING CAPITAL**	**(24,891)**	**(249,020)**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	106,415	19,029
19	+(-) DECREASE (INCREASE) IN INVENTORY	7,399	1,329
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(6,611)	(62,856)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNTS	(69,859)	(2,552)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(62,235)	(203,970)
6	**RESOURCES FROM EXTERNAL FINANCING**	**(13,910)**	**99,036**
23	+ SHORT-TERM BANK AND STOCK EXCHANGE FINANCING	302,400	954,621
24	+ LONG-TERM BANK AND STOCK EXCHANGE FINANCING	0	0
25	+ DIVIDENDS RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(316,310)	(855,585)
28	(-) STOCK EXCHANGE AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**RESOURCES FROM INTERNAL FINANCING ACTIVITIES**	**(155,412)**	**(96,295)**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
31	(-) DIVIDENDS PAID	(113,122)	(90,016)
32	+ PREMIUM ON SALE OF SHARES	0	(867)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(5,357)	(5,412)
43	+(-) OTHER ITEMS	(36,933)	0
9	**RESOURCES PROVIDED BY (USED IN) INVESTMENT ACTIVITIES**	**62,711**	**(48,763)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(144,204)	(47,644)
36	(-) INCREASE IN CONSTRUCTION IN PROGRESS	0	(30,801)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	55,017	0
38	+ SALE OF TANGIBLE FIXED ASSETS	209,747	0
39	+(-) OTHER ITEMS	(57,849)	29,682

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

INFORMATION PER SHARE
CONSOLIDATED

Final Printing

REF D		PRESENT QUARTER YEAR			QUARTER OF PREVIOUS YEAR		
1	BASIC EARNINGS PER ORDINARY SHARE (**)	$	0.48		$	0.61	
2	BASIC EARNINGS PER PREFERRED SHARE (**)	$	0.00		$	0.00	
3	DILUTED EARNINGS PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING EARNINGS PER COMMON SHAR	$	1.78		$	1.56	
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATIONS EARNINGS PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY EARNINGS AND LOSS ON CONTINUING OPERATIONS EARNINGS PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUING OPERATIONS EARNINGS PER SHARE (**)	$	0.00		$	0.00	
8	BOOK VALUE PER SHARE	$	8.03		$	7.74	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.23		$	0.18	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO BOOK VALUE		1.37	times		1.27	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		22.88	times		16.24	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)		0.00	times		0.00	times

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.23	%	7.63	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	6.29	%	9.63	%
3	NET INCOME TO TOTAL ASSETS (**)	2.25	%	3.45	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	89.09	%	12.43	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.44	times	0.43	times
7	NET SALES TO FIXED ASSETS (**)	0.63	times	0.58	times
8	INVENTORY ROTATION (**)	26.44	times	12.58	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	65.47	days	57.40	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	9.48	%	8.76	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.85	%	57.19	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.37	times	1.33	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	50.76	%	48.78	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	46.62	%	40.18	%
15	OPERATING INCOME TO INTEREST PAID	2.66	times	2.23	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.76	times	0.75	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.57	times	1.21	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.45	times	1.01	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.28	times	0.26	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	49.87	%	26.37	%
	CASH FLOW				
21	RESOURCES FROM NET INCOME TO NET SALES	13.69	%	15.27	%
22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.93)	%	(9.49)	%
23	RESOURCES PROVIDED BY (USED IN) OPERATIONS TO INTEREST PA	1.80	times	0.76	times
24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED IN) FINA	8.21	%	3,613.13	%
25	INTERNAL FINANCING TO RESOURCES GENERATED (USED IN) FINAN	91.78	%	(3,513.13)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(229.95)	%	97.70	%

(**) FOR THIS DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 2 Year: 2006**
Grupo Posadas, S.A. de C.V.

(Management Analysis and Discussion of the Group's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

Owned and leased hotels

During the second quarter of 2006 coastal hotels experienced favorable results translated in to a 9 percentage point (pp) increase in occupancy and an 18% rise in REVPAR (Revenue Per Available Room) compared to the same quarter of 2005. This was mainly due to strong results in the Fiesta Americana Grand Los Cabos property, which increased its REVPAR by 39% during the quarter. Regarding our owned hotels in Cancun and Cozumel, we have seen better than expected results even taking into account the effects of hurricane Wilma on tourism. In average, REVPAR in our Cancun and Cozumel hotels rose by 8% in the second quarter of 2006, mainly derived from a 12% increase in average daily rates.

The number of available rooms in coastal destinations was 28% below the second quarter of 2005 due mainly to the closing of the Fiesta Americana Grand Aqua, which is the only hotel out of the five properties affected by hurricane Wilma that has not been reopened.

It is important to mention that the vacation period related to the Holy Week occurred in April in 2006 while in 2005 it occurred in the month of March. This seasonal effect benefited almost all resorts during the month of April when compared to the same month of 2005.

In urban hotels we continue to see good results derived from our investments in rate-optimization systems and a central inventory of rooms in real time. Average daily rates (ADR) during the quarter increased by 2%, however, occupancy rates on average decreased by 3 pp mainly as a result of the impact of the new openings for the last twelve months ending in June 2006 (Fiesta InnTijuana Otay, Fiesta Inn Ecatepec, Fiesta Inn Santa Fe and Fiesta Americana Santa Fe). Excluding the impact of these openings (same hotel analysis) in the urban hotels mix, occupancy decreased only by 0.6 percentage points.

Despite the improved operational statistics in owned hotels, total revenues decreased by 5.9% during the quarter due to a 28% decrease in the average number of rooms operated in coastal hotels mainly due to: (i) the temporary closing of the Fiesta Americana Grand Aqua (which had revenues of Ps. $66 million in the second quarter of 2005); and (ii) the conversion into Vacation Club units of 51 rooms at the Fiesta Americana Condesa Acapulco formerly operated as hotel rooms.

Management

Quarterly revenues from the management division decreased by 2% versus last year. This is a result of a 15% decrease in the average number of rooms operated in chainwide coastal hotels derived, in turn, from the temporary closing of the Fiesta Americana Grand Aqua mentioned above. However, this decrease was partially offset by the growth in the number of rooms operated in urban destinations, with the addition of several properties, including the four leased hotels mentioned above and the FI Reynosa under a management contract.

Operating costs of this division increased slightly in real terms, as a result of adding more hotels. Despite the slight decrease in revenues, the management division still achieved a 47% margin of contribution during the quarter, which is very competitive when compared to lodging industry standards.

Vacation Club

Revenues during the quarter increased 51.9% representing 17% of total consolidated revenues of the Company. EBITDA was $64.4 million for the quarter, 20.8% of consolidated EBITDA.

Also, the financial business of the Vacation Club has been growing at the same pace as the number of memberships sold. By the end of June, the accounts receivables are over a US$115 million.

Membership sales from the third stage at Los Cabos reached US$ 10.4 million during the first quarter of 2006, however, these revenues and their corresponding costs will appear in the P&L once the units (Villas) are finished and ready for use.

EBITDA

During the quarter EBITDA was $309 million pesos, a 2.5% increase in real terms compared to the same quarter of 2005. Owned and leased hotels continue to be the most important business as they contributed 49.5% of total EBITDA for the quarter while representing 59.2% for the year to date figures. For the first quarter of 2006, EBITDA grew 7.9% in real terms versus the first quarter of 2005.

Comprehensive Financing Cost

The decrease in interest paid is due to lower interest rates in the domestic markets and an improvement in the (spreads) rates in certain loans at the holding level. TIIE 28 days was on average 7.4% during the quarter vs. 10.1% during the same quarter of previous year. Libor was 5.2% on average for the second quarter of 2006, 1.9 p.p. higher than in the same quarter of 2005. Nevertheless, the net interest coverage for the quarter was 3.6 times, similar level to second quarter of 2005.

The foreign exchange loss was mainly due to a 3.5% depreciation of the Mexican peso versus the US dollar during the quarter, compared to a 3.6% appreciation during second quarter of 2005. During the quarter the Company maintained on average 78% of net debt in US dollars.

Financial Position

The net debt at the end of the second quarter of 2006 was US$ 310 million. The net debt to EBITDA ratio was 2.6 times, vs. 3.1 times in the same quarter of last year.

At the end of the quarter, short-term debt represented 5% of total debt, 65% was fixed rate and the average life of our debt was 4.4 years. Only 14% of total debt was secured with hotels.

On July 7, 2006, the company made the last draw down of US$ 22 million from the Dual Currency Credit Facility for US$ 50 million with a five year maturity (with a two year grace period) structured last November, in order to refinance the maturity of *Certificados Bursatiles POSADAS 02-2* indebtedness for $250 million pesos. In February 2006, the company refinanced $300 million pesos of the *Certificados Bursatiles POSADAS 02* from the first tranche of this facility.

Capital expenditures

Capital expenditures for the second quarter were US$ 7.0 million and US$ 13 million for the first quarter of 2006; out of these: 54% were for hotel maintenance, 20% was used for corporate purposes and 26% was applied for projects (mostly a *One Hotel* in Mexico City and the Fiesta Americana and Fiesta Inn hotels in Santa Fé in Mexico City).

Development

Currently, the Company has 32 hotels with 4,155 rooms under development, whether under construction or with management agreements already signed, to be opened within the next three years. These figures include the first hotel from the new brand *Lat 19°* that was launched in June 2006 (see description below), that will be opening in late 2007. We estimate that this development plan will imply a total investment of US$ 236 million, of which the Company will contribute 5%, as the majority of these openings will be under management and lease agreements.

During the second quarter of 2006, the company completed the sale of the FI San José Los Cabos hotel and during the first quarter of 2006 sold its ownership in the FI Oaxaca hotel. According to the strategy to focus its operations and development in Mexico and South America, in the first quarter of 2006, the company also sold the Residence Inn McAllen and the Holiday Inn McAllen Airport hotels.

Launch of a new hotel chain brand (text taken from the press release of 2006):

LAT 19°

- Modern and sophisticated "business style" category hotels
- An innovative, exclusive and personalized concept with cutting-edge technology
- For dynamic, enterprising and visionary executives, whose life style is centered on doing business.

Grupo Posadas announced the launch of the LAT 19° hotel chain which innovates the businessman's travel style in Mexico, under a concept that melds exclusiveness with privacy in contemporary, sophisticated, minimalist and natural surroundings.

LAT 19° is a new generation of hotels. It is a classic hotel concept evolving into a new professional and intimate positioning. It is on the vanguard of modernity under the traditional Grupo Posadas standard of quality and excellence, where guests can enjoy the brand's special and unique style of personality and freedom. It is designed for people who appreciate an original setting with character.

LAT 19° shall be present in Mexico's main cities. The plan is to open 20 hotels with between 100 and 125 rooms within 10 years, in places like Mexico City, Monterrey and Guadalajara. Investment per hotel will be approximately $9 million dollars, with average rates of $140 dollars. Grupo Posadas shall also operate this new brand in the leasing and joint venture mode.

MEXICAN STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 2 Year: 2006**
Grupo Posadas, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

Significant accounting policies

Basis of preparation

The accounting policies followed by the Company are in conformity with accounting principles generally accepted in Mexico, which require the Company's management to make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, the Company's management deems that they were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a. Changes in accounting policies.

Acquisition of businesses. As of January 1, 2006, the Company implemented the provisions of Bulletin B-7 "Acquisition of business" ("B-7"). B-7 provides the rules for tax treatment of acquisition of businesses and investments in related entities and sets forth, among other provisions, the following: a) the purchase method as the only valuation method for the above-mentioned transactions; b) any commercial loan incurred with respect to an acquired business shall not be amortized and shall be subject at least annually to the impairment tests in accordance with Bulletin C-15 "Impairment in the Value of Long-Lived Assets and Their Disposal" ("C-15"), and c) accounting treatment of transfer of assets and or exchange of shares of entities under common control, as well as provisions regarding minority interest, the effect of which are recorded in net worth.

Financial instruments. As of January 1, 2005, Bulletin C-10 Derivatives and hedging transactions ("C-10"). C-10 provides that all derivatives shall be recorded at their reasonable value, and sets forth provisions to record hedging transactions, as well as to identify and separate, if applicable, the underlying derivatives. C-10 sets forth that in cash flow hedging, the effective part of reasonable value changes must be recorded in the integral income account and must be reclassified to results afterwards when the corresponding account is affected. The unaffected portion must be recognized in the results of the relevant period.

As of January 1, 2005, the Company adopted the provisions of Bulletin C-2 "Financial Instruments" ("C-2"). C-2 sets forth that changes in the reasonable value of financial instruments classified as available for sale must be recorded in the integral income account and must be reclassified to results afterwards, at the time when the financial instrument is effectively sold. C-10 allows for exchanges of certain types of financial instruments, provided there is compliance with rules for accounting treatment.C-10 applies impairment extensive to financial instruments available for sale and provides more precise rules for its recording.

Severance Payments. As of January 1st. 2005, the Company adopted the provisions of Bulletin D-3, "Labor Obligations" ("D-3"), which includes terms providing for the recordation of severance payments for causes other than restructuring as liabilities. Such severance payments must be recorded using the estimated unit credit method, based on calculations by independent experts. D-3 allows for immediate recognition in the results of the year of the corresponding asset or liability, or its amortization in accordance with average labor life balance of the employees.

As of January 1, 2004, the Company adopted the provisions of C-15 . C-15 establishes, among other things, that in the presence of indicators of impairment of a long-lived asset in use, whether tangible or intangible and including goodwill, entities must determine the possible loss from such impairment.

b. Recognition of the effects of inflation in financial information

The Company restates its consolidated financial information in terms of the purchasing power of the Mexican peso as of the most recent period in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos for the corresponding period due to the effect of the conversion. The recognition of effects of inflation results mainly in income or losses over monetary and non monetary accounts included in the consolidated financial statement in the restatement for inflation and monetary position accounts.

c. Temporary investments. These are primarily money market securities valued at their market price.

d. Accounts Receivables from Vacation Club. Accounts receivables from sale of memberships of Vacation Club are transferred to a guarantee trust to serve as collateral for the lines of credit opened to finance these operations. The amounts received from withdrawals are presented, net of accounts receivable in the general consolidated balance sheet.

e. Inventories and sales costs

Inventories and their related costs are valued at average cost, which due to high turnover is similar to replacement cost, without exceeding market value. Sales costs are updated applying the NCPI (National Consumer Price Index).

f. ***Real Estate Inventory and Time Share Club Intervals.***

Assets available for sale are mainly real estate, the sale of which has been approved by the Company's management and is expected to occur during a period of less than one year.

Time-share club intervals are recorded at their building cost, usually in US dollars and updated according to the Mexican peso-US dollar exchange rate to show values that correspond to reporting terms commonly used in the real estate sector. Cost of sales is recorded at the time of the corresponding sale.

g. ***Property and equipment***

Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values of such property and equipment as determined by independent appraisers.

The Company's policy is to capitalize the integral financing cost incurred in major remodeling of hotels and in the building stage of new hotels where it has a majority interest. The amount capitalized is restated annually according to the NCPI and the application of operating results is carried out in accordance with the estimated useful life of the relevant real estate.

The cost of improvements, remodeling and replacements is capitalized and amortized over a period of 3 to 5 years. The cost of minor repairs and maintenance is charged to results when incurred.

The Company depreciates operating equipment within a three-year period.

h. ***Investment in shares of associated companies***

Investment in shares of companies where the Company has a significant influence is recorded applying the profit sharing method, recognizing profit sharing and investment of shareholders of associated companies. Investments in shares where the Company does not have a significant influence are valued at their cost, restated according to the NCPI but in no event exceeding their sale price.

i. ***Other assets.***

Costs incurred in development, which result in future economic benefits due to the fact that they comply with certain requirements in order to be recognized as assets, are capitalized and amortized based on the straight line method. Costs that do not comply with such requirements, as well as research costs, are recorded in the results of the period in which they are incurred. Pre operating costs incurred on or after January 1, 2003 are directly recorded in the results of the period in which they are incurred. Pre operating costs capitalized until December 31, 2002 are amortized based on the straight line method for a period of ten years. The concession permit referred to in Note 10 is being amortized using the straight line method (25 years) during the term of the agreement.

j. ***Impairment in the value of long-lived assets in use.***

The Company revises the book value of long-lived assets in use whenever there are indicators of impairment of a long-lived asset in use that determine the possible loss from such impairment, considering the greater between the present value of future net cash flow to the net sale price in case of sale. The impairment is recorded in the book value using the greater of the two mentioned values. Indicators of impairment considered for these purposes are: operating losses or negative cash flow during the period if combined with a history or estimate of losses, depreciation and amortization registered in the results that as a percentage are significantly higher than those of prior years, a reduction in the demand of services offered, competition and other economic and legal factors.

k. ***Financial Instruments***

The financial assets and liabilities resulting from any type of financial instrument, except investments in financial instruments held until maturity, are valued at their reasonable value and are recorded in the balance sheet. Effects of the valuation of a financial asset or liability are recorded in the period in which they exist. Investments in financial instruments held until maturity are valued at their acquisition value. Profits and costs of financial instruments are recorded in the results of the period in which they are incurred. Gains from equity financial instruments are recorded in the results of the same period in which the reasonable value of the instrument generating such gains is affected.

l. ***Derivatives***

The Company values hedging instruments in the income statement at reasonable value. Until 2004, these instruments were valued with the same covered account criteria. Whenever derivatives are designated as hedging, the recognition of the reasonable value depends on whether the hedging is a reasonable value or cash flow hedging.

The designated hedging derivatives recognize changes in the reasonable value as follows: if of reasonable value, changes of derivatives as well as of the covered account are valued in the results, or if of cash flow, are temporarily recognized in the integral income and reclassified to results when the covered account is affected. The ineffective portion of changes in reasonable value is recognized in the results of the relevant period in the integral financing cost account, whether the derivative is of reasonable value or a cash flow hedging.

The Company uses interest rate swaps and exchange rates swaps to manage its exposure to changes in interest rates and foreign currency exchange. The Company evidences all hedging transactions, and all purposes and strategies of risk management to carry out derivatives transactions are fully described therein. The Company's policy is to avoid speculative transactions with derivatives.

Certain derivatives, while utilized for hedging purposes from a financial point of view, are not designated as hedging for accounting purposes. Changes in the reasonable value of these derivatives are recorded in the integral financing cost account.

As of January 1, 2005, hedging derivatives are recorded as an asset or liability without set off with regard to the covered account. Until 2004 set off was allowed.

m. Severance payment obligations

In Mexico, liabilities for seniority premiums, and as of January 2005, for severance payments, are recorded as results of the period in which they are accrued, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations up to the estimated retirement date of the Company's employees. As of December 2004, severance payments were recorded to results when the decision to pay them was made.

There are no significant labor liabilities in the case of foreign subsidiaries.

n. Provisions.

Whenever the Company has a present liability as a result of a past event that is likely to result in the disbursement of economic resources and which can be reasonably estimated, it is recognized as a provision.

o. Income tax, tax on assets and employee statutory profit sharing

Income tax ("ISR") and employee statutory profit-sharing ("PTU") are recorded as results of the year in which they are incurred. Deferred income tax assets and liabilities recognize temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are recorded only, when in the opinion of management, they are likely to be recovered. Deferred PTU is derived from temporary differences between accounting results and income for PTU purposes and is recognized only when it can be reasonably assumed that it will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or the benefits will not be realized.

The tax on assets paid that is expected to be recovered is recorded as an advance payment of ISR and is presented in the balance sheet as decreasing the deferred ISR liability.

p. Foreign exchange transactions.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and assets and liabilities in foreign currency are adjusted to the exchange rate as of year-end. Gains from monetary position, which result from the deterioration of the purchasing power of monetary items caused by inflation, are determined by applying the inflation factor derived from the NCPI to net monetary liabilities at the beginning of each month. They are restated at year-end with the corresponding inflation factor.

q. ***Cumulative effect of restatement***

The cumulative effect of restatement mainly consists of translating the results of foreign subsidiaries, and from holding non-monetary assets of prior years and their corresponding restatement effect.

r. ***Recognition of revenues***

The Company recognizes revenues from the following operations: (i) hotel investment (including leased hotels); (ii) fees from management and brand and loyalty programs such as Fiesta Rewards and others; and (iii) other businesses, mainly Vacation Club intervals. In general, the Company records revenues at the time of rendering the corresponding services: (i) in hotel investment (including leased hotels) revenues are recorded at the time the room is occupied; (ii) revenues for fees from management and brands are recorded when accrued as provided in the operation agreements and revenues from loyalty programs are recorded when the service of management of points is rendered and points are delivered to the frequent client; and (iii) revenues from the operation of the Vacation Club are recognized when the relevant agreement is formalized and the corresponding down payment of at least 10% is collected. Account receivables from the sale of Vacation Club intervals are recorded net of accounts that are not likely to be recovered. This estimate is based mainly on experience and certain approximations made with respect to collection statistics.

s. ***Other related businesses***

Primarily includes revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of Vacation Club intervals, the marketing of operating equipment for hotels, coordination and supervision of construction and travel agency operations.

t. ***Revenues from monetary position***

Gains from monetary position, which result from the deterioration of the purchasing power of monetary items caused by inflation, are determined by applying the inflation factor derived from the NCPI to monthly net monetary position. Gains are the result of a net negative monetary position.

u. ***Majority income per share***

Majority income per share is determined by dividing majority net income by the weighted average number of shares outstanding.

Diluted income per share is determined by adding 1) the yield attributable to convertible notes and loans and 2) the weighted average of outstanding liabilities during the period, (converted into shares based on the conversion coefficient set forth in the convertible obligation and bond issuance agreements to the weighted average of outstanding shares).

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 3

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2) (%)
1	INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SHAREHOLDER	1	99.99
2	POSADAS DE MEXICO S.A. DE C.V.	HOTEL MANAGEMENT	1	99.99
3	HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE	1	99.99
4	PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	99.99
5	FONDO INMOBILIARIO POSADAS, S.-A. DE C.V.	SINCA	1	51.97
6	INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99
7	POSADAS USA, INC	HOTEL MANAGEMENT	1	99.99
8	DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	70.00
9	COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	GOODS SUPPLIER	1	99.99
10	OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA	1	75.00
11	SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT PLANNING AND SURVEILLANCE	1	99.99
12	SERVICIOS HOTELEROS POSADAS, S.A. DE C.V.	HOTEL MANAGEMENT	1	99.99
13	OTHER SUBSIDIARIES (4) (NO. DE SUBS.:)		1	-

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 3

CONSOLIDATED

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2) (%)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
	ASSOCIATES					
1	INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL MANAGEMENT	7,500	25.00	2,046	15,593
2	INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL MANAGEMENT	2,394,566	9.20	103	4,934
3	RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DO RIO JAN	HOTEL MANAGEMENT	24,551,107	1.91	0	104
4	TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL MANAGEMENT	1,648,071	0.49	0	10
5	COMPAÑÍA MEXICANA DE AVIACIÓN, S.A. DE C.V.	AIRLINE	4,693,433,777	29.57	431,410	431,410
6	OTHER ASSOCIATES (4) (No. DE ASOC.:)		1	-	65	2,354
	TOTAL INVESTMENT ASSOCIATES				433,624	454,405
	OTHER PERMANENT INVESTMENTS					0
	TOTAL				433,624	454,405

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS　　QUARTER: 2　　YEAR: 2006
GRUPO POSADAS, S.A. DE C.V.

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 4　　CONSOLIDATED

Not required by the Mexican Stock Exchange

BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

Final Printing
CONSOLIDATED

Credit Type/ Institution	Maturity Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) time interval						Amortization of Credits Denominated in Foreign Currency (Thousands) time interval					
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS														
UNSECURED														
BANAMEX	July 5,2006	6 95							157,812					
SECURED														
SCOTIABANK INVERLAT	July 29, 2009	9 97	2,381	2,381	4,762	4,762	48,611							
SYNDICATED ING	November 14, 2010	8 73			49,832	66,442	66,442	33,286						
BANORTE	March 12, 2009	8 66	2,441	2,441	4,881	3,661								
CALIFORNIA COMMERCE BANK	December 5, 2010	6 59									52,026	69,368	69,368	34,684
SCOTIABANK INVERLAT	July 29, 2009	9 07							9,394	9,394	18,787	18,787	192,568	
SYNDICATED ING	November 14, 2010	7.01									20,804	27,739	27,739	13,896
BANCOMEXT	August 19, 2009	12.48							2,630	2,630	5,260	5,260	1,315	
FINANCIAL INSTITUTIONS														
TOTAL BANKS			4,822	4,822	59,475	74,865	115,253	33,286	169,836	12,024	96,877	121,154	290,990	48,580
STOCK EXCHANGE LISTED														
UNSECURED														
VALUE	July 7, 2006	11.59			57,693	76,923	76,923	38,461						
VALUE	May 6, 2009	12.05				250,000								
SENIOR NOTES	October 4, 2011	8.75												2,536,268
UNSECURED														
TOTAL					57,693	326,923	76,923	38,461						2,536,268

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05

QUARTER: 2 YEAR: 2006

BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

Final Printing
CONSOLIDATED

Credit Type/ Institution	Maturity Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) time interval						Amortization of Credits Denominated in Foreign Currency (Thousands) time interval					
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS														
UNSECURED														
BANAMEX	July 5,2006	6.95							157,812					
SECURED														
SCOTIABANK INVERLAT	July 29, 2009	9.97	2,381	2,381	4,762	4,762	48,611							
SYNDICATED ING	November 14, 2010	8.73			49,832	66,442	66,442	33,286						
BANORTE	March 12, 2009	8.86	2,441	2,441	4,881	3,661								
CALIFORNIA COMMERCE BANK	December 5, 2010	6.59									52,026	69,368	69,368	34,684
SCOTIABANK INVERLAT	July 29, 2009	9.07							9,394	9,394	18,787	18,787	192,568	
SYNDICATED ING	November 14, 2010	7.01									20,804	27,739	27,739	13,896
BANCOMEXT	August 19, 2009	12.48							2,630	2,630	5,260	5,260	1,315	
FINANCIAL INSTITUTIONS														
TOTAL BANKS			4,822	4,822	59,475	74,865	115,253	33,286	169,836	12,024	96,877	121,154	290,990	48,580
STOCK EXCHANGE LISTED														
UNSECURED														
VALUE	July 7, 2006	11.59			57,693	76,923	76,923	38,461						
VALUE	May 6, 2009	12.05				250,000								
SENIOR NOTES	October 4, 2011	8.75												2,536,268
UNSECURED														
TOTAL					57,693	326,923	76,923	38,461						2,536,268

BREAKDOWN OF LOANS

Final Printing
CONSOLIDATED

Credit Type/ Institution	Maturity Date	Interest Rate	ortization of Credits Denominated in Foreign Currency With National Entities (Thousands o time interval						Amortization of Credits Denominated in Foreign Currency With Foreign Entities (Thousands) time interval					
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS														
SERVICE SUPPLIERS			18,905						3,820					
MERCHANDISE SUPPLIERS			246,376						50,860					
TOTAL SUPPLIERS			265,281						54,680					
OTHER CURRENT LIABILITIES			324,288		42,335				178,570					
TOTAL			594,391	4,822	159,503	401,788	192,176	71,747	401,086	12,024	96,877	121,154	290,990	2,584,848

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(In Thousands of Mexican Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	**117,799**	**1,327,864**	**102,455**	**1,154,905**	**2,482,769**
LIABILITIES POSITION	**375,537**	**4,233,172**	**25,333**	**285,560**	**4,518,732**
SHORT TERM LIABILITIES POSITION	96,770	1,090,825	20,826	234,759	1,325,584
LONG TERM LIABILITIES POSITION	278,767	3,142,347	4,507	50,801	3,193,148
NET BALANCE	**(257,738)**	**(2,905,308)**	**77,122**	**869,345**	**(2,035,963)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2

YEAR: 2006

DETAILS AND CALCULATION OF INCOME BY MONETARY POSITION
(In Thousands of Mexican Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS EFFECT
JANUARY	2,187,789	6,484,868	(4,297,079)	0.59	(25,353)
FEBRUARY	2,061,250	6,100,998	(4,039,748)	0.15	(6,060)
MARCH	2,227,052	6,359,690	(4,132,638)	0.13	(5,372)
APRIL	2,446,770	6,534,226	(4,087,456)	0.15	(6,131)
MAY	2,364,995	6,540,645	(4,175,650)	(0.45)	18,790
JUNE	2,272,363	6,913,945	(4,641,582)	0.09	(4,177)
JULY			0		0
AUGUST			0		0
SEPTEMBER			0		0
OCTOBER			0		0
NOVEMBER			0		0
DECEMBER			0		0
RESTATEMENT					
CAPITALIZATION:					0
FOREIGN CORP.:					0
OTHER:					0
TOTAL					(28,303)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2

YEAR: 2006

BONDS AND MEDIUM TERM NOTES LISTING ON STOCK EXCHANGE (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED ON ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 2 YEAR: 2006
GRUPO POSADAS, S.A. DE C.V.

PLANTS, TRADE OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CAESAR PARK HOTELS	GREAT TOURISM HOTELS	1,106,175	56%
FIESTA AMERICANA HOTELS	GREAT TOURISM AND FIVE-STAR HOTELS	4,725,441	62%
FIESTA INN HOTELS	FOUR STARS "BUSINESS CLASS" HOTELS	1,306,112	67%
HOLIDAY INN HOTELS	FIVE STARS HOTELS	61,424	54%
THE EXPLOREAN HOTEL	"ADVENTURE" FIVE-STAR HOTELS	35,411	29%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2

YEAR: 2006

CONSOLIDATED
Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

MAIN PRODUCTS	NET SALES		% MARKET-SHARE	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT DOMESTIC		2,313,174	87%	FIESTAMERICANA FIESTA INN Y THE EXPLOREAN	GENERAL PUBLIC
HOTEL MANAGEMENT FOREIGN		348,419	13%	FIESTAMERICANA FIESTA INN Y THE EXPLOREAN	GENERAL PUBLIC
TOTAL		2,661,593			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2

YEAR: 2006

CONSOLIDATED
Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT FOREIGN		348,419		CAESAR PARK HOLIDAY INN FIESTA INN	GENERAL PUBLIC
T O T A L		348,419			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

PENDIENTE

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

CONSOLIDATED
Final Printing

INTEGRATION OF PAID-IN CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Mexican Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			379,954,314		379,954,314		378,962	
L			107,166,812			107,166,812	107,167	
TOTAL			487,121,126		379,954,314	107,166,812	486,129	

TOTAL OF SHARES THAT REPRESENT PAID IN CAPITAL STOCK AS OF THE DATE HEREOF. 487,121,126

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARES AT REPURCHASE	AT QUARTER
A	5,162,942	8.1033	11.0000
L	782,443	6.0732	9.7500

PROJECT INFORMATION

ANNEX 13

CONSOLIDATED
Final Printing

PROJECT INFORMATION
The Company currently has 32 hotels with 4,155 rooms under development for the next three years, either in construction or with signed management contracts. Additionaly, we expect the first opening of a hotel under our "One Hotels" brand to occur during the first quarter of 2007. We estimate that this development plan will require a total investment of US$236 million, of which the Company will contribute only 5%, as the majority of these openings will be under management and lease agreements.

SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

Translation of financial statements of foreign subsidiaries
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

The financial statements of foreign subsidiaries which operate independently are updated according to the exchange rate with respect to current year information as well that of previous years. As a result, comparable information is obtained taking into account the currency of the countries where the Company has operations. Accordingly, the results of the financial statements of previous years differ from those originaly submitted.

87% of the Company's total revenues came from Mexico, 7% from Brazil, 4% from USA and 2% from Argentina.

The exchange rate used to restate the financial statements into Mexican pesos as of the end of June, 2006 were the following:

Brazilian Real	-	Mexican Pesos	5.2082
US Dollar	-	Mexican Pesos	11.2723
Argentinian Peso	-	Mexican Pesos	3.6521

MEXICAN STOCK EXCHANGE

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

Declaration from the company officials responsable for the information

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE SECOND QUARTER OF 2006, IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND RULES ACCEPTED AND SET FORTH BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND BY THE PROVISIONS OF THE MEXICAN CENTRAL BANK AND NATIONAL BANKING AND SECURITIES COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASIS AS FOR THE SAME PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO
FINANCE VICE PRESIDENT

L.C. FERNANDO LOPEZ VAZQUEZ
MANAGING DIRECTOR

MEXICAN STOCK EXCHANGE

TICKER: POSADAS **QUARTER: 2 YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	REFORMA LOMAS 155 - 2ND FLOOR & PH
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
INTERNET ADDRESS:	www.posadas.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	REFORMA LOMAS 155 - 2ND FLOOR & PH
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

INFORMATION ABOUT COMPANY'S OFFICERS

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	REFORMA LOMAS 155 - PH - B
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	VICEPRESIDENT OF FINANCE
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - PH - B
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	mborja@posadas.com

TITLE MSE:	PARTY RESONSIBLE FOR CORPORATE INFORMATION
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - PH - B
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com

TITLE MSE:	PARTY RESONSIBLE FOR REPURCHASES
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - PH - B

COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - PH - B
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	fjlopez@posadas.com

TITLE MSE:	CREDITED FOR DELIVERY OF FINANCIAL INFORMATION VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - PH - B
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com

TITLE MSE:	CREDITED FOR DELIVERY OF RELEVANT EVENTS VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - PH - B
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - PH - B
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	ATTORNEY AT LAW
NAME:	RICARDO MALDONADO YAÑEZ
ADDRESS:	MONTES URALES 505 - 3RD FLOOR
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000

MEXICAN STOCK EXCHANGE

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5201-7447
FAX:	5520-1065
E-MAIL:	maldonado@macf.com.mx

PAYMENT OFFICER

MEXICAN STOCK EXCHANGE

TICKER: POSADAS | QUARTER: 2

GRUPO POSADAS, S.A. DE C.V.

MANAGEMENT BOARD

FUNCTION:	CHAIRMAN
NAME:	GASTON AZCARRAGA ANDRADE
FUNCTION:	FULL SECRETARY
NAME:	RICARDO MALDONADO YAÑEZ
FUNCTION:	ALTERNATE SECRETARY
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
FUNCTION:	FULL STATUTORY EXAMINER
NAME:	JOSE JAVIER GOYENECHE POLO
FUNCTION:	ALTERNATE COMMISSIONER
NAME:	LUIS DANIEL DEL BARRIO BURGOS
FUNCTION:	FULL MEMBER OF THE BOARD
NAME:	GASTON AZCARRAGA ANDRADE
FUNCTION:	FULL MEMBER OF THE BOARD
NAME:	ENRIQUE AZCARRAGA ANDRADE
FUNCTION:	FULL MEMBER OF THE BOARD
NAME:	PABLO AZCARRAGA ANDRADE
FUNCTION:	FULL MEMBER OF THE BOARD
NAME:	FERNANDO CHICO PARDO
FUNCTION:	FULL MEMBER OF THE BOARD
NAME:	ELOY CHOUZA AZCARRAGA
FUNCTION:	FULL MEMBER OF THE BOARD
NAME:	JOAQUIN VARGAS GUAJARDO
FUNCTION:	FULL MEMBER OF THE BOARD
NAME:	CARLOS LLANO CIFUENTES
FUNCTION:	FULL MEMBER OF THE BOARD
NAME:	ANTONIO MADERO BRACHO

English translation of the summons to the Annual General Ordinary Shareholders' Meeting, published in the newspaper "El Universal" on April 6, 2006.

GRUPO POSADAS, S.A. DE C.V.

By resolution adopted by the Board of Directors and pursuant to Articles 181, 183 and other applicable Articles of the General Law of Commercial Companies, in connection with Clauses Nineteenth, Twentieth paragraph a), Twenty-First and other related Articles of the Corporate By-laws, the shareholders of Grupo Posadas, S.A. de C.V. are convened to attend the Annual General Ordinary Shareholders' Meeting that will take place on April 28, 2006 at 10:00 a.m. at the penthouse of the building number 155 of Avenida Paseo de la Reforma, Colonia Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, in connection with the following:

AGENDA

I. Submission, discussion and approval, if applicable, of financial, management and accounting information in accordance with the provisions of Article 172 of the General Law of Commercial Companies, as well as of the By-laws; and of the report of the Examiner of the Company in accordance with the provisions of Article 166 of the same Law, corresponding to the fiscal year ended December 31, 2005, with respect to Grupo Posadas, S.A. de C.V. (the "Company") and approval of the Board of Directors', secretary's and examiner's performance;
II. Submission, discussion and approval, if applicable, of the Auditing Committee Report, in accordance with the provisions of Article 14 Bis 3, section IV, paragraph C of the Securities Market Law and of the Committee's performance;
III. Submission, discussion and approval, if applicable, of the Company's application of results, including legal reserves. Resolution on payment of a dividend of $23.22 cents of peso, national currency, per share;
IV. Submission, discussion and approval, if applicable, of the proposal that sets forth the maximum amount for the purchase of the Company's own shares in accordance with the provisions of Article 14 Bis 3, section I of the Securities Market Law together with the report on the guidelines and resolutions of the Board of Directors with respect to the acquisition of the Company's own shares;
V. Decision about the number of persons who make up the Board of Directors of the Company; as well as appointment or ratification, if applicable, of the Board Members, of members who will be secretaries and statutory examiners of the Company, and the determination of their compensation;
VI. Appointment of delegates to enforce and notarize the resolutions adopted at the meeting; and
VII. Reading and approval, if applicable, of the corresponding Minutes.

The shareholders are reminded that, under the terms of the current Bylaws, with the exception of Clause Twelfth, second section of such Bylaws, the Company will only recognize as shareholders those individuals or entities whose names are registered in the Registry of shares or who evidence their capacity as shareholders by complying with the provisions of Article 78 of the Securities Market Law. In order to have the right to attend the meeting, shareholders shall deposit at the Company's offices located at the above mentioned domicile, at least three business days before the Meeting, titles of their shares or deposit receipts issued by S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities ("INDEVAL"). Upon delivery of such documents, shareholders registered before the Registry of Shares will be given the corresponding admission card. Brokerage houses and other institutions that are depositors of INDEVAL shall submit a list including the name, domicile, nationality and number of shares of the shareholders they represent.

In accordance with Clause Twenty-First of the Bylaws, attorneys may represent the shareholders in fact, by means of a power of attorney granted before two witnesses. Likewise, in accordance with the provisions of Article 14 Bis 3, paragraph VI of the Securities Market Law, shareholders may be represented by attorneys in fact, by means of a power granted pursuant to certain formalities established by the Company, whose respective formats will be available for the intermediaries of the securities market to evidence the representation of the shareholders, during the term set forth in Article 173 of the General Law of Commercial Companies.

Information mentioned in the Agenda shall be made available to shareholders at the corporate offices of the Company located at the address previously mentioned, as of the date of this summon until the day prior to the Meeting.

Mexico City, April 6, 2006.
Grupo Posadas, S.A. de C.V.
Mr. Francisco Javier López Segura
Secretary of the Board of Directors

English translation of the summons calling Series "L" shareholders to the Special Shareholders' Meeting, published in the newspaper "El Universal" on April 6, 2006.

GRUPO POSADAS, S.A. DE C.V.

By resolution adopted by the Board of Directors and pursuant to Articles 181, 183 and other applicable Articles of the General Law of Commercial Companies, in connection with the Twentieth, paragraph c), Twenty-First and other related Articles of the Corporate Bylaws, the Series L shareholders of Grupo Posadas, S.A. de C.V. (the "Company") are convened to attend a Special Shareholders' Meeting for Series L Shareholders that will take place on April 28, 2006 at 10:00 a.m. at the penthouse of the building number 155 of Avenida Paseo de la Reforma, Colonia Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, in connection with the following:

AGENDA

I. Proposal, discussion and approval, if applicable, to elect the members of the Board of Directors and their respective alternates corresponding to Series L Shares, in accordance with the Corporate Bylaws of the Company and appointment of a special delegate.
II. Resolution, discussion and approval, if applicable, of the corresponding Minutes.

Shareholders are reminded that, under the terms of the current Bylaws, the Company will only recognize as shareholders those individuals or entities whose names are registered in the Registry of Shares or who evidence their capacity as shareholders by complying with the provisions of Article 78 of the Securities Market Law. In order to have the right to attend the meeting, shareholders shall deposit the Company's offices located at the above mentioned domicile, at the latest three business days before the Meeting, titles of their shares or the deposit receipts issued by S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities ("INDEVAL"). Upon delivery of such documents, shareholders registered in the Registry of Shares will be provided with the corresponding admission card. Brockerage houses and other entities that are depositors of INDEVAL shall submit a list including the name, domicile, nationality and number of shares of the shareholders they represent.

In accordance with Clause Twenty First of the Bylaws, attorneys may represent the shareholders in fact, by means of a power of attorney granted before two witnesses. Likewise, in accordance with the provisions of Article 14 Bis 3 (paragraph VI) of the Securities Market Law, the shareholders may be represented by attorneys, by means of a power granted pursuant to certain formalities established by the Company, whose respective formats will be available for the intermediaries of the securities market to evidence the representation of the shareholders, during the term set forth in Article 173 of the General Law of Commercial Companies.

Mexico City, April 6, 2006
Grupo Posadas, S.A. de C.V.
Mr. Francisco Javier López Segura
Secretary of the Board of Directors

ENGLISH SUMMARY OF THE RESOLUTIONS ADOPTED AT THE ANNUAL GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD ON APRIL 28, 2006 AT 10: 45 A.M.

In Mexico City, Federal District, at the corporate address of GRUPO POSADAS, *SOCIEDAD ANONIMA DE CAPITAL VARIABLE*, at 10:00 a.m. on April 28, 2006, the Shareholders and Shareholders' Attorneys in fact, whose names and number of shares they represent are mentioned herein below, met for purposes of holding a General Ordinary Shareholders' Meeting for Grupo Posadas, S.A. de C.V. (the "Company").

As there was a sufficient quorum in accordance with the Law and the Corporate By-laws, the Chairman declared the Meeting legally convened and therefore the resolutions adopted therein valid, the Secretary read the summons to the Meeting published in the newspaper "El Universal" on April 6, 2006 which contains the following:

<u>AGENDA</u>

I. Submission, discussion and approval, if applicable, of financial, management and accounting information in accordance with the provisions of Article 172 of the General Law of Commercial Companies, as well as of the Company's By-laws; and of the report of the Statutory Examiner of the Company in accordance with the provisions of Article 166 of the said Law, corresponding to the fiscal year ended December 31, 2005, with respect to Grupo Posadas, S.A. de C.V. (the "Company") and approval of the Board of Directors', secretary's and examiner's performance;

II. Submission, discussion and approval, if applicable, of the Auditing Committee Report, in accordance with the provisions of Article 14 Bis 3, section IV, paragraph C of the Securities Market Law and of the Committee's performance;

III. Submission, discussion and approval, if applicable, of the Company's application of results, including legal reserves. Resolution on payment of a dividend of $23.22 cents of peso, national currency, per share;

IV. Submission, discussion and approval, if applicable, of the proposal that sets forth the maximum amount for the purchase of the Company's own shares in accordance with the provisions of Article 14 Bis 3, section I of the Securities Market Law together with the report on the guidelines and resolutions of the Board of Directors with respect to the acquisition of the Company's own shares;

V. Decision about the number of persons who make up the Board of Directors of the Company; as well as appointment or ratification, if applicable, of the Board Members, of members who will be secretaries and examiners of the Company, and the determination of their compensation;

VI. Appointment of delegates to enforce and notarize the resolutions adopted at the meeting; and

VII. Reading and approval, if applicable, of the corresponding Minutes.

RESOLUTIONS ON THE FIRST ITEM ON THE AGENDA

1. The financial statements and other information presented by the Chairman on behalf of the Board of Directors, corresponding to 2005, were approved.
2. The report of the Statutory Examiner of the Company with regard to the financial statements of the Company for the year 2005 were approved.
3. The resolutions adopted and actions taken by the Board of Directors, secretary and examiner of the Company during such fiscal year, were also ratified, releasing them from any liability that may arise from their actions in fulfillment of their duties.
4. The Company's financial statements and the Statutory Examiner's Report for the year 2005 shall be published in the Official Gazette of the Federation *(Diario Oficial de la Federación)*, as referred to in Article 172 of the General Law of Commercial Companies.

RESOLUTIONS ON THE SECOND ITEM ON THE AGENDA

1. The Report of the Auditing Committee was approved.
2. The resolutions adopted and actions taken by the Auditing Committee were approved and ratified, releasing its members from any liability that may arise from their actions in fulfillment of their duties.

RESOLUTIONS ON THE THIRD ITEM ON THE AGENDA

1. The amount of $13,587,771.00 (Thirteen million five hundred eighty seven thousand and seven hundred and seventy one pesos) shall be set aside from the majority net income of $403,315,000.00 (Forty three million three hundred and fifteen thousand pesos) registered in the financial statements of the Company for the fiscal year 2005, in order to increase the Legal Reserve, pursuant to the provisions of Article 20 of the General Law of Commercial Companies.
2. a) Payment of a profit sharing dividend equivalent to $23.22 cents of Mexican pesos per share is approved for all of the Company's shareholders

   b) The profit sharing dividend equivalent to $23.22 cents of Mexican pesos per share to the Company's shareholders in a total amount of $132,552,549.00 (One hundred and thirty two million, five hundred and fifty two thousand and five hundred and forty nine pesos 00/100 M.N.) mentioned shall be applied to accumulated profits from previous fiscal years as included in the financial statements approved in the First Item of the Agenda.

3. The dividend mentioned above shall be payable as of June 1, 2006 as follows:
   a) In the case of shareholders of the Company holding definitive titles of the Company deposited at INDEVAL, by means of delivering to such entity coupon number 4, and if applicable, upon evidence of legitimate ownership.
   b) In the case of shareholders of the Company holding definitive titles of the Company not deposited at INDEVAL, by means of delivering to such shareholder coupon number 4 and evidencing their shareholder

status through the corresponding registration at the issuer's registry of shares.

c) In the case of shareholders of provisional certificates issued by the Company not yet deposited at INDEVAL or exchanged for definitive titles, by means of delivering the provisional certificates which shall be exchanged for definitive titles representing shares of the Company. Such provisional certificates shall be canceled and exchanged for new share titles representative of shares, and coupons 1 to 4 shall be collected. Shareholders of provisional certificates issued by the Company not yet deposited at INDEVAL shall evidence their shareholders status by means of their registration at the issuer's registry of shares.

d) Payment of dividends to shareholders whose titles or provisional certificates are deposited at INDEVAL shall be made at the Company's Treasury offices, located at Paseo de la Reforma No. 155, 4th floor, Col. Lomas de Chapultepec, 11000, Mexico, D.F., on business days at regular business hours.

RESOLUTIONS OF THE FOURTH ITEM ON THE AGENDA

1. The Meeting agreed that the maximum amount for the acquisition of the Company's own shares, within the scope set forth by the Securities Market Law, Article 14 Bis 3, section I, shall be thirty per cent (30%) of the Company's accumulated profits. Therefore, the Company shall establish the corresponding reserve.
2. The Board of Directors' report about the Company's policies and resolutions regarding acquisition and placement of the Company's own shares, was thereby approved and Oliver Iriarte Fuentes and Gerardo Leschevin de Prevoisin Romero de Terreros were authorized to instruct the purchase and placement of the Company's own shares, whether acting jointly or separately.

RESOLUTIONS ON THE FIFTH ITEM ON THE AGENDA

The Chairman informed those present at the Meeting about the resolution approved at the previously held Series "L" Shareholders Special Meeting by means of which Board Members representing series "L" shares were appointed. The Chairman also presented a proposal made by a group of shareholders that the Board of Directors of the Company's consist of a total of eleven members, as follows:

MEMBERS OF THE BOARD

CHAIRMAN	MR. GASTON AZCARRAGA ANDRADE
Series "A" Shares Members	
FULL MEMBERS	
MR. GASTÓN AZCARRAGA ANDRADE	
MR. ENRIQUE AZCARRAGA ANDRADE	
MR. PABLO AZCARRAGA ANDRADE	
MR. FERNANDO CHICO PARDO	

MR. ELOY CHOUZA AZCARRAGA	
MR. JOAQUIN VARGAS GUAJARDO	
MR. CARLOS LLANOS CIFUENTES	
MR. ANTONIO MADERO BRACHO	
MR. JORGE MARIO SOTO Y GALVEZ	
MR. ALFREDO HUMBERTO HARP CALDERÓN	
MR. CARLOS LEVY COVARRUBIAS	
Series "L" Shares Members	
FULL MEMBERS	
MR. SERGIO MARISCAL LOZANO	
MR. EMILIO CARRILLO GAMBOA	

The following individuals were appointed as Alternate Members: Mr. José Carlos Azcárraga Andrade, Mr. Manuel Borja Chico, Mr. Miguel Alejandro Garcia Jaramillo, Mrs. Silvia Sisset de Guadalupe Harp Calderón and Mr. Charbel Christian Francisco Harp Calderón.

Mr. José Carlos Azcárraga Andrade and Mr. Manuel Borja Chico shall serve as alternate members to full members Gastón Azcárraga Andrade, Enrique Azcárraga Andrade,Pablo Azcárraga Andrade, Fernando Chico Pardo and Eloy Chouza Azcárraga.

Mr. Miguel Alejandro Garcia Jaramillo shall serve as alternate member to any of the following full members: Joaquín Vargas Guajardo, Carlos Llano Cifuentes, Antonio Madero Bracho, Jorge Mario Soto y Gálvez, Sergio Mariscal Lozano and Emilio Carrillo Gamboa.

Mrs. Silvia Sisset de Guadalupe Harp Calderón shall serve as alternate member to full member Alfredo Humberto Harp Calderón and Mr. Charbel Christian Francisco Harp Calderón shall serve as alternate member to full member Carlos Levy Covarrubias.

It was also proposed to appoint Mr. José Javier Goyeneche Polo as Statutory Examiner, Luis Daniel Barros Burgos as Alternate Statutory Examiner, Ricardo Maldonado Yáñez as Secretary and Francisco López Segura as Alternate Secretary. These appointed Secretaries are not members of the Board of Directors.

Following discussion among the shareholders and the shareholders' Attorneys in fact, the above proposals were approved by unanimous vote and the following resolutions were adopted:

1. The Board of Directors is made up in the manner mentioned above and the persons appointed as Secretaries and Statutory Examiner are as mentioned above. The appointed Members, Secretaries and Statutory Examiners accepted their offices, committing themselves to the faithful and loyal fulfillment of their duties, guaranteeing their functions according to the terms set forth in the Company's By-laws. The Board of

Directors shall have the powers set forth in Article Sixteen and other related articles of the Company's By-Laws.

2. To thank Messrs: Jorge Carvallo Couttolenc, Javier Barrera Segura, José Vargas Santamarina, Eugenio Madero Pinsón, Sergio Mariscal Corona, Ricardo Chouza Azcárraga, Carlos Bustamante Anchondo, Salvador Oñate Asencio, Carlos Bustamante Aubanel, Mario Oñate Barrón Y Fernando Loera Aguilar, for their duties as Board members and to return any guarantees provided by them, if any, and to release them of any liability that may arise from their actions in fulfilment of their duties

3. To set forth as compensation for the members of the Board, Statutory Examiner, Secretary and members of the Auditing Committee and Compensation Committee for the fiscal year of 2006, and until the next Annual Ordinary Shareholders' Meeting, for attendance at each Board Meeting, an amount equal to two *centenarios*, prior to the withholding of the corresponding tax. The Alternate Members shall receive the same compensation, but only when they attend Board Member meetings.

4. To hold Board Members, Secretaries, Statutory Examiners, and members of the Auditing Committee and Compensation Committee free and clear of any claim, petition, proceeding or investigation that may be initiated in Mexico or in any country where the Company's shares or titles are registered or traded, including payment of damages, legal fees and other advisors' fees. The Board of Directors may decide upon the hiring of legal counsel or other counsel as it deems it appropriate.

RESOLUTIONS ON THE SIXTH ITEM ON THE AGENDA.

Messrs. Francisco Javier López Segura, Ricardo Maldonado Yáñez and Enrique Eduardo Green Vera, were authorized to jointly or severally appear before a Notary Public in order to notarize this minutes and also to publish all notices, request all permits and carry out all actions required to formalize and enforce the resolutions adopted at this Meeting

Messrs. Oliver Iriarte Fuentes, Francisco Javier López Segura and Ricardo Maldonado Yáñez were authorized to jointly or severally execute and submit all documents, certifications and notices and carry out all actions before the National Banking and Securities Commission, Mexican Stock Exchange, Indeval or any public or private entity or institution related to the resolutions adopted at this Meeting and to publish all notices related to the exchange of share titles and/or payment of dividends approved at this Meeting.

The undersigned, Francisco Javier López Segura, Secretary of the Board of Directors of The Company, certifies that this summary of the Minutes of the above-mentioned Meeting is in accordance with the original text of the corresponding Minutes.

[signature]
Lic. Francisco Javier López Segura
Secretary of the Board of Directors

English Translation

ENGLISH SUMMARY OF THE RESOLUTIONS ADOPTED AT THE SPECIAL SERIES "L" SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD ON APRIL 28, 2006 AT 10:00 A.M.

In Mexico City, Federal District, at the corporate address of GRUPO POSADAS, *SOCIEDAD ANONIMA DE CAPITAL VARIABLE,* at 10:00 a.m. on April 28, 2006, the Series "L" Shareholders and Series "L" Shareholders' attorneys in fact, whose names and number of shares they represent are mentioned herein below, met for purposes of holding a Special Shareholders' Meeting of Grupo Posadas, S.A. de C.V. (the "Company").

As there was a sufficient quorum in accordance with the Law and the Corporate Bylaws, the Chairman declared the Meeting legally convened and therefore the resolutions adopted therein valid, the Secretary read the Summons to the Meeting published in the newspaper "El Universal" on April 6, 2006 which contains the following:

AGENDA

I. Proposal, discussion and approval, if applicable, to appoint Full Members of the Board of Directors and their respective Alternate Members to be appointed by Series "L" shareholders, according to the Bylaws of the Company and the appointment of a special delegate.

II. Resolution, discussion and approval, if applicable, of the corresponding Minutes.

RESOLUTIONS OF THE FIRST ITEM ON THE AGENDA

The Chairman informed the Series "L" shareholders and their attorneys in fact that in accordance with the Securities Market Law they are entitled to appoint up to two Full Members of the Board of Directors and their corresponding Alternate Members.

Pursuant to the above, a group of Series "L" shareholders proposed to appoint Mr. Sergio Mariscal Lozano and Mr. Emilio Carrillo Gamboa as full members of the Series "L" shares and Mr. Alejandro García Jaramillo as alternate member o any of the full members aforementioned. Pursuant to prior deliberation of the shareholders and shareholders' attorneys in fact, such proposals were approved by unanimous vote of the members present. Mr. Sergio Mariscal Lozano and Mr. Emilio Carrillo Gamboa were designated as full members of the Series "L" shares and Mr. Alejandro García Jaramillo as alternate member o any of the full members aforementioned.

Likewise, it was unanimously agreed by the Meeting to appoint Mr. Francisco López Segura to inform the General Ordinary Shareholders' Meeting of the Company, which will take place on April 28, 2006 at 10:45 A.M., of the resolutions adopted of this Meeting in order to formalize the appointment of the Series "L" Members of the Board.

After reading the corresponding Minutes, Mr. Francisco Javier Lopez Segura, Secretary of the Board of Directors of the Company certifies and confirms that the present summary of the Shareholders' meeting is in accordance with the original text of the corresponding minutes.

Mr. Francisco Javier López Segura
Secretary of the Board of Directors.



2005

ANNUAL REPORT

POSADAS

Hotel room inventory mix by country 2005



4 %
10 %
1 %
85 %

Mexico	15.967
United States	679
Brazil	1.899
Argentina	173

Hotel room inventory mix by brand 2005



2 %
8%
4 %
44 %
7 %
35 %

Fiesta Americana	6.082
Fiesta Inn	7.561
Caesar Park y Caesar Business	2.072
FA Vacation Club	430
Others	1.123

Top of Mind / Hotel brand recognition 2005


25
20
15
10
5
0
20
17
16
9
4
3
2
Fiesta Americana
Holiday Inn
Fiesta Inn
Camino Real
Sheraton
Hyatt
Marriott

Source: Millward Brown

Hoteles under development


1 (CP)
1 (CB)
4 (FA)
17 (FI)

Fiesta Americana	4
Fiesta Inn	17
Caesar Park	1
Caesar Business	1

Number of FA Vacation Club Members


Members
18.000
15.000
12.000
9.000
6.000
3.000
0
274
1.245
2.577
4.888
8.090
12.193
17.191
1999
2000
2001
2002
2003
2004
2005

Number of Fiesta Inn Hotels


No. hotels
60
50
40
30
20
10
0
29
32
40
47
52
2001
2002
2003
2004
2005

Hotel Loyalty Program Fiesta Rewards Members [thsds]


Thsds. of members
1.500
1.250
1.000
750
500
250
0
774
924
1.060
1.200
1.497
2001
2002
2003
2004
2005

Selected financial data

(Millions of December 31, 2005 pesos)	2005	2004	Variation
Total Revenue	5,120.6	4,655.8	10.0%
Operating Income	824.7	716.7	15.1%
Operating Margin (%)	16.1%	15.4%	0.7 pp
Majority Net Profit	403.3	298.5	35.1%
Net Resources Generated by Operations	810.5	726.6	11.5%
EBITDA ($)	1,246.0	1,124.2	10.8%
Total Liabilities / Total Assets	0.57	0.59	
Total Debt / Total Assets	0.33	0.36	

Hotels by brand

	AQUA	FIESTAMERICANA GRAND	FIESTAMERICANA	FIESTA INN	CAESAR PARK	CAESAR BUSINESS	Others	FIESTAMERICANA VACATION CLUB	TOTAL
Mexico	1	3	17	52	-	-	2	3	78
E.U.A.	-	-	-	-	-	-	3	-	3
Brazil	-	-	-	-	3	7	-	-	11
Argentina	-	-	-	-	1	-	-	-	-
Total	1	3	17	52	4	7	5	3	92



AQUA

FIESTAMERICANA Grand
HOTELS & RESORTS



FIESTAMERICANA
HOTELS • RESORTS • SUITES

FIESTAMERICANA
VACATION CLUB



FIESTA INN®
HOTELES

one
hotels®



CÆSAR PARK
HOTELS & RESORTS

CÆSAR BUSINESS
HOTELS



Letter to Shareholders

Dear Shareholders:

During the last three years, Grupo Posadas' strategy to address the new challenges of the industry has been to invest in technology. Today, the platform on which the company operates enables it to perform under a more efficient managerial model. This also makes the following possible:

- Expose our inventory in all the points of sale to make sure that our offer reaches the largest possible number of customers.

- Place our products-in real time-in all the distribution channels, while continuously focusing on rate consistency and income optimization.

- Become increasingly familiar with consumer preferences so as to link them with our brands and products.

Within this framework, in 2005 our team's main task was to get the company's new technological arsenal working fully so as to create sound competitive advantages, maximize the use of our assets and drive hotel profitability. Today, I am pleased to tell you that this mission has been accomplished, leading to better results for Grupo Posadas. This was definitely a year in which technology-based businesses and the use of synergies grew substantially. Among others, this is the case of:

- Fiesta Americana Vacation Club, which posted record sales and undertook projects aimed at increasing its inventory in the next two years.

- Fiesta Rewards, where a long-term contract with ScotiaBank confirmed that, even outside the hotel industry, there is great interest in Grupo Posadas' products, strength and potential.

This loyalty program continues to be one of the major distribution channels for Fiesta Americana Grand, Fiesta Americana and Fiesta Inn Hotels.



GASTÓN AZCÁRRAGA
Chairman & CEO

A New Business Culture

Thus a new business culture as well as the outstanding performance of what we consider now to be the best sales force in Latin America's hotel industry allowed for rate consistency and dynamically assigning prices to each room sold, based on expected demand and with more focus on stay patterns. All this provided our hotels with better tools, in addition to a rise in the Rev PAR at an average of five per cent excluding the hotels affected by hurricane Wilma.

The use of the new tools took place in the best environment, in view of the demand for hotel rooms having grown, both at city as well as resort destinations. In fact, many hotels reported one of their best years.

In South America, where technological infrastructure has been tailored to market conditions, the Caesar Park and Caesar Business Hotels improved their results in a more stable economic environment and with currencies that performed better than in 2004. We firmly believe that these results can be optimized even more in the years to come.

Record EBITDA Levels

In 2005, the company registered sales of 5,121 million pesos and an operating margin of 16%, 0.7 points above the previous year.

In the area of finances, total results confirm the soundness of the company. In 2005, our EBITDA achieved a historical high of US$117 million, 10.8% above 2004, in real terms. Not only did this accomplishment enable the company to raise its stockholders' dividend, but it also allowed for sufficient flexibility to take advantage of the strategic opportunities as the one required for the Grupo Mexicana de Aviación acquisition.

As mentioned earlier, this year the contribution to results of Fiesta Americana Vacation Club was significant, the sales of which equaled 13% of total consolidated revenue. Thus, at year-end, this business accounted for 14% of our consolidated EBITDA.

In late 2005, net debt was US$335 million. The net debt to EBITDA ratio was 2.9 times, lower than that of the previous year, including already the Grupo Mexicana de Aviación operation.

On the other hand, the structuring of a US$50-million five-year syndicated credit allows us to secure resources in very favorable conditions to punctually pay the 300 and 250-million-pesos medium term notes that mature in February and July 2006, respectively.

Openings and New Developments

During this fiscal year, Grupo Posadas opened five Fiesta Inn Hotels, in Poza Rica, Veracruz; Torreon, Coahuila; La Paz and Tijuana, in Baja California; and Ecatepec in the State of Mexico. As a result, Fiesta Inn is present in practically all the major cities in the country, operating a total of 52 hotels.

At the same time these new Fiesta Inns were being opened, our Development Division was working hard to close more than 25 projects which are currently under construction or are agreements that have already been signed, with which new Fiesta Americana, Fiesta Inn, Caesar Park and Caesar Business Hotels will be added to Grupo Posadas' portfolio in the next three years.

This development plan is being reinforced by the launching of One Hotels, the first Economy Class chain in Mexico. This brand-which shows signs of great growth potential-kicked off in September, 2005.

The harvest of great teamwork among the Franchise, Operations and Development Divisions, the first of these hotels will began operations in January and February 2006, complementing our portfolio and allowing us to consolidate the company's presence in all the major hotel segments in Mexico.

Wilma, a Crisis that was Successfully Overcome

The impact of hurricane Wilma on the properties in Cancun and Cozumel-two very important destinations for Grupo Posadas-necessarily affected the year's results, which could have been even better than the ones reported. It also forced us to close Aqua Cancun, Fiesta Americana Grand Coral Beach Cancun, Fiesta Americana Condesa Cancun and Fiesta Americana Cozumel Dive Resort, as well as to immediately take on the huge task of remodeling these facilities.

The reaction of our employees towards the crisis, the service that guests continued to receive at the shelters, the expedited work of the remodeling teams, and the committed response to the 2,000 families of coworkers that were affected by this natural disaster make us very proud of our company and of our people.

Throughout this crisis, Fundación Posadas played an important role by collecting employee contributions (a day's salary given voluntarily) and then channeling them as efficiently as possible to help those in need. This confirms that the Posadas Family has the capacity to respond and that we are prepared to support those in need, when in need. In 2006, this foundation will start up other projects to institutionalize and reinforce its tasks as a socially responsible company.

With the exception of Aqua, which will reopen next Fall, the Posadas hotels-now with better facilities than before Wilma-will begin to operate in January and February of 2006, whereas Fiesta Americana Vacation Club Cancun has been doing so since December of 2005.



GASTÓN AZCÁRRAGA
Chairman & CEO

Grupo Mexicana de Aviación, the Value of Synergies

Towards the end of the year, Grupo Posadas and a team of prominent investors acquired the airline Mexicana de Aviación, a purchase in which the company has 30% of the initial investment and which is strategically aligned with our activity profile in the traveling industry

The synergies of this operation are evident and will surely boost the value of Grupo Posadas and once again confirm its leadership




POSADAS
USD $50,000,000
Dual-Currency Syndicated Loan
ING
Bancomer
HVB
XBci

In the area of Finances...

The economic dynamism that began in the second half of 2004 continued in 2005, creating an environment that favored increased demand for the Grupo Posadas products.

Within this framework, the company was able to harvest good results and capitalize on the benefits of its investment in systems and technology. This translated into a growth of 11% in revenue-totaling 5,121 million pesos-and into an historical EBITDA of US$117 million. This figure, 11% higher in real terms than that of 2004, accounts for a record accomplishment for Grupo Posadas.

Operating income, in turn, totaling 825 million pesos, recorded a 15% increase above the previous year, and the operating margin rose 0.7 percentage points.

At year-end, the company's net debt was US$335 million, with which the net debt to EBITDA ratio was 2.9 times, well below the 3.3 times recorded at year-end 2004.
This was in spite of the US$15 million additional debt in connection investment in Grupo Mexicana de Aviación.

It is important to mention that the debt's average life as of December 2005 was 4.3 years and that only 14% is secured by hotel assets. This debt profile continues to ensure financial flexibility which, in fact, allowed the company to take advantage of the opportunity presented by the purchase of Grupo Mexicana de Aviación's stock package.

< Caesar Park Sao Paulo International Airport

In November 2005, Grupo Posadas completed the structuring of a US$50-million five-year syndicated loan (with a grace period of two years). The terms of this loan allow for withdrawals in pesos for as much as the equivalent of US$20 million. This operation allows us to secure resources in favorable conditions to punctually pay the 300 and 250-million-peso medium term notes that mature in February and July 2006, respectively.

After analyzing the results of this report, it may be concluded that Grupo Posadas not only reports good results to its shareholders, investors and employees, but also presents a portfolio of projects which today are being developed upon a solid financial platform, ensuring new years of growth and profitability for its businesses.

In fact, in 2005-as in the last two years-the company responded once again to the trust its investors placed in it by paying a dividend of approximately US$7 million.

EBITDA
(In millions of dollars)



120
100
80
60
40
20
0
61.9
77.8
91.1
94.0
88.9
84.8
97.2
117.2
1998
1999
2000
2001
2002
2003
2004
2005

> *The company's revenue grew 11%*

> *An historical EBITDA of US$117 million is a record high for Grupo Posadas*

> *Financial flexibility made it possible to take advantage of the opportunity presented by the purchase of Grupo Mexicana de Aviación's stock package*

Financial Highlights 2005

(In millions of December 31, 2005 pesos)

Total Revenue	5,120.6
Operating Income	824.7
Operating Margin (%)	16.1%
EBITDA ($)	1,246.0

Fiesta Inn Cuautitlan >






FIESTA INN

In the area of Hotel Operations...

As regards operations, 2005 was a year in which we sought to highlight the "moments of truth" at each hotel of the Grupo Posadas brands. Within this context, hotel staff focused their actions on what truly matters to guests, and we directed their training efforts accordingly. The objective was to have each employee become more efficient in delivering to guests the promise of service.

To attain this efficiency, the development of each employee was pivotal. Today, training programs include a certification process that ensures greater levels of effectiveness and better results. Thanks to this and other efforts in the areas of customer service, leadership and operating guidelines, the Satisfaction Rates and Prometeo (quality assurance system) evaluations continued to report record highs, with which we confirmed that we have well positioned products, and the best team and talent in the industry.

Adding Value to the Operation

As planned, Fiesta Americana Grand and Fiesta Americana focused on consolidating their efficiency levels. The confirmation of a product that increasingly matches guest expectations, a sales formula that helps to properly balance market segments, as well as better sales performance resulted in higher occupancy rates and increased revenue generation.

Fiesta Inn-now fourteen years since it was launched-has proven to be a great success for the company. Today, not only is it Mexico's leading Business Class chain, but it is also the largest. To consolidate this leadership position, in 2005 we began a process aimed at delivering greater brand value by adding on extra attributes. The strategy is centered on further encouraging the growth, evolution and development of Fiesta Inn, which now has over fifty hotels.

As regards to South America, and after an in-depth analysis of the operating needs of Caesar Park and Caesar Business, the decision was made to change the corporate structure to a leaner and more autonomous operation in certain areas, while reinforcing corporate supervision and support to other critical areas directly from Mexico.



The results were good. The engineering work carried out last year to fine tune the quality of the Brazilian hotel inventory was advantageous. With increased demand and a more stable economic performance in the region, high service quality and excellent property locations -such as Caesar Park and Caesar Business Sao Paulo Faria Lima- actually strengthened our brands and improved our market presence.

Management - the Technological Plus

The hotel management & administration of Grupo Posadas had an outstanding year. As in 2004, Conectum-our Accounting and Administrative Transactions Processing Center- not only generated earnings, but also enormous trust and efficiency through centralized communication.

Savings in costs were verified once again and the success cases that were recorded make this system much more than a promise of efficiency for our investors. Today, the results of the hotels which increased their gross operating income more than one percentage point prove that this new philosophy clearly fosters better management, and more income, margins and earnings.

Likewise, the knowledge and data that currently enable us to manage systems and technological tools, allow us to perform more focused, swift and efficient audits; work with better information; make more accurate decisions; and create successful business plans.

The Priority of 2006

As regards operations, 2006 is expected to be a period of growth in the Food & Beverage (F&B) business, due to effective planning and testing conducted in several hotels during 2005. The intention is to boost F&B revenue by achieving greater levels of efficiency while offering clients excellent quality.

With this new step, Grupo Posadas' hotel operation will strengthen the position of each hotel in its destination and in its market segments. It will also translate into a new competitive advantage for our brands and will impact our customer's decision to choose our brands.

Wilma, a Test that Was Successfully Passed

Hurricane Wilma put the company to the test commercially, operatively and administratively speaking, but particularly in the management of its human resources. On all these fronts, crisis management transformed itself into achievements that make us feel proud of our hotel staffs.

In commercial terms, the setbacks owing to commitments previously acquired were very well taken care of. In fact, we were able to relocate some business to future dates and to other hotels. Timely and professional communication with clients created a feeling of calm and confidence.

From the point of view of operations, the hotel staffs of the four affected resorts looked after 650 guests each step of the way. Administratively speaking, information documentation and proper control led to professional and efficient responses to the requests of insurance companies.

In terms of human resources, the company sought above all to protect its employees; during the months the hotels were being reconstructed, training activities were intensified and cross training was carried out. Perhaps one of the most satisfying achievements vis-à-vis this crisis was the response of the rest of our employees to the campaign that was organized to donate a day's salary to 2,000 affected families. Both guests and suppliers also participated in this effort.

This natural disaster affected the operation of four of our beach hotels which up until September had reported excellent results: Aqua Cancun, Fiesta Americana Grand Coral Beach Cancun, Fiesta Americana Condesa Cancun and Fiesta Americana Cozumel Dive Resort.

A substantial amount of work was performed to start them up again. As a result, between January and February not only did they resume operations, but they were also offering remodeled properties and better facilities. Aqua Cancun, in turn, will be ready in the winter of 2006.

> *Fiesta Inn was analyzed in depth to build a greater advantage for this brand and reafirm its success*

> *Fiesta Inn began a process aimed at giving greater value to the most successful brand in the Business Class segment*

> *Conectum generated profits, enormous trust and efficiency in central communication*


FIESTAMERICANA
Grand



In the area of Franchise Services...

This year, the message underlying each of our projects is "innovation"... in the design of our hotel brands, in managing our distribution channels and their technological platform, and in our commercial products.

Commercial Products

In 2005, Fiesta Rewards contributed 34% to the occupancy of Fiesta Americana and 41% to Fiesta Inns, thus reconfirming its role as the major asset of our urban hotels and the model to be followed in terms of loyalty programs. The value of its currency (Fiesta Rewards points) and its extensive catalog of business allies have provided it with a privileged niche among its more than 1.2 million members.

Thanks to this platform, and after a 12-year partnership, the contract with Scotiabank was renewed for another five years. This agreement relaunches the Scotiabank-Fiesta Rewards shared-brand card, confirms the market value of this product of Grupo Posadas, and strengthens the sales departments of both companies.

Brands

As regards brands, the innovation process consisted of the launching of One Hotels, in September, and the upcoming addition of another lifestyle hotel chain targeting individual business travelers.

The highlights of our self-owned brands in operation are the following:

- The decision to turn Aqua into a concept independent of Fiesta Americana Grand, and position it for what it is-a special hotel category, with a defined lifestyle profile.

- Fiesta Inn underwent a lab investigation process that identified the values, details and services that are ideal to provide an experience constructed around the needs and preferences of the corporate traveler, creating a bigger competitive advantage and an increased loyalty from our guests.

< Fiesta Americana Grand Chapultepec

This year, the service quality and continuous marketing and image efforts once again placed Fiesta Inn in first place in top of mind in its category. In Fiesta Americana, this position was reinforced as a result of a precise advertising communication strategy and effective promotional efforts. These include the repetition for the second year in a row of the "Boleto Gratis" ("Free Ticket") campaign which-jointly with Mexicana airline-gave away a plane ticket to Mexico, the US or South America to guests who chose to stay in the country's Posadas chains.

Distribution & Technology

In an area in which Grupo Posadas has clearly been at the forefront of the hotel industry, keeping abreast and building strengths that are hard to imitate, this year's challenge was to be present in each distribution channel. This task was crucial not only because of the large virtual wholesalers, but also because of the new metasearch engines where users have learned to look for the best available offers in the international tourist market.

We have achieved the distribution & technology objectives we set. While always paying attention to what is happening in the distribution world, and levered by technology, today Grupo Posadas has reduced its distribution costs, managing its rates and availability in a consistent and centralized manner.

In this way the company exposes its inventory more productively and at as many locations as possible, thanks to the connection abilities provided by its systems. Although this achievement has depended on the decision to invest, having a clear vision of the evolution of the industry's intermediaries, as well as a dynamic, consistent and real-time price strategy have also been essential.

In 2005, and also in order to better expose Grupo Posadas' products to its markets, our Fiesta Americana and Fiesta Inn websites were equipped with greater functionality and more efficient search capabilities. Furthermore, the "best available rate" option and user-assistance Internet chat were added to our web pages.

During the year, the company's large distribution channel-the Reservations Center-reported extraordinary results with the sale of more than 2.5 million rooms and record levels conversion. Today, Grupo Posadas' Contact Center not only operates to perfection-80% of the calls are answered in less than 20 seconds and an abandonment rate of less than 3% was recorded-but it also meets all the conditions required for international certification in monitoring systems, training and quality control.


Nuevos
web
Reservaciones
Asistencia por chat
Visitas virtuales
FIESTAMERICANA
FIESTA INN.
fiestamericana.com
fiestainn.com
POSADAS.

New Image Web Site

In 2005, we worked on developing tools that support business alliances with Mexicana de Aviación, Expedia and Travelocity, among other traditional and virtual wholesalers, which can currently access Grupo Posadas' hotel inventory in real time. This backs our ultimate objective: To sell the last room available at the best price.

This year, the company's results-as well as the articulated and consistent work in all its departments-confirm the importance of each of these areas working with an eye on different locations. While the Hotel Operations and Commercial Departments are in charge of daily activities, the Development and Franchise Departments are responsible for the future. Concretely speaking, the mission is to reinvent the company, providing it with tools, programs and products that allow it to compete in a globalized world.

Thus after working first on the pricing strategy and then on our distribution channels, the future indicates the need to dissect guest profiles and demand. And how? By thoroughly capitalizing upon the information they give us from the time they make their reservation up until they stay at any of our hotels.

And so, it is a matter of transforming data and information into innovative products that respond with precision to market trends and customer needs.

> *Fiesta Inn was analyzed in depth to build a new differentiation for this brand and reaffirm its success*

> *A clear vision of the evolution of intermediaries as well as a dynamic, consistent and real-time price strategy have built a solid competitive advantage*

> *Fiesta Rewards contributed 34% to the occupancy of Fiesta Americana, and 41% in Fiesta Inn*

Aqua Cancun >







New Brands...

Although in 2004 the launching of Aqua strengthened Grupo Posadas' position in the Luxury segment, in September of 2005, One Hotels made definite and innovative inroads into the Economy Class segment.

The conception of this new brand, as well as its design, image and architecture are the result of the teamwork of the Franchise, Development and Hotel Operation Departments.

With a style of its own, One Hotels will open its first hotel in 2006 in Mexico City, and another three are on the way.

The original plan contemplates about 50 hotels in the next five years, mostly in the business, industrial and tourist zones which are demanding a chain hotel precisely in this market niche. In fact, investor response to this product has surpassed all expectations.

One Hotel's target guests are business travelers, sales executives, contractors, technicians and operating executives. Combined, they constitute an important market that does not have a chain hotel offer with standardized and consistent services; technological support for the administrative, operating and reservations areas; and the benefits of commercial programs.

Within Grupo Posadas, One Hotels will also contribute towards an enhanced flow of trained personnel-a resource that is permanently required by the company. To this end, One will open a door to attract employees who will find in this chain the first step towards a professional career in the organization.







In 2006, the drive towards innovation continues, now with the launching of a brand aimed at individual business travelers in the five-star category and lifestyle segment. Very much up to date with the latest international hotel trends, the new concept is the product of a process of state-of-the-art engineering which provides privileges to the service and comfort guests will have in their rooms, in public areas and in technology. With great designs and intimate atmospheres, these hotels' spaces will offer relaxed and genuine ambiances within a contemporary, avant-garde and completely comfortable setting.

Thus, in many ways this brand is innovative in Mexico's hotel industry and will complete Grupo Posadas' responses to an expert and sophisticated market in search of lodging experiences that match its lifestyle, and where business and pleasure merge.

one hotels®



In the area of Development...

This year, five new Fiesta Inns were added to the company's hotel inventory in Mexico: Fiesta Inn Poza Rica (Veracruz), Fiesta Inn Torreon Galerias (Coahuila), Fiesta Inn La Paz (Southern Baja California), Fiesta Inn Tijuana Otay (Northern Baja California), and Fiesta Inn Ecatepec (State of Mexico). Also, 24 hotels and more than 3,400 rooms will open their doors during the next three years, including Grupo Posadas' entrance into Chile, with the first Caesar Business in Santiago (2006).

This development plan will require an investment of over US$305 million, 5% of which will be contributed by the company, in view of most of these openings being carried out under operating and lease agreements.

The plan also includes four One Hotels in the Economy Class segment. This new brand of Grupo Posadas was launched in September 2005 and will be opening at least fifty hotels in the next five years, at practically any destination in the country. The first One Hotel-with 130 rooms-will begin to operate in Mexico City in the second half of the year, followed by Monterrey and Querétaro. The innovation process continues. In March of 2006, Grupo Posadas will be launching another innovative lodging concept in the five-star lifestyle category.

With regard to Fiesta Americana Vacation Club, in addition to the construction of units at FAVC Condesa Acapulco and FAVC Los Cabos, the Development Division started to work in the Mayan Riviera, in the area of Chemuyil (100 kilometers away from Cancun, near Tulum and Akumal, with a project that comprises villas, time share and hotel rooms).

And so, innovation and growth efforts on all fronts during the next three years are stepping up, strengthening the company's inventory in Latin America. Portfolio projects confirm the trust of the investor market which is always interested in the competitive advantages and operations of Grupo Posadas.

> *With our six new Fiesta Inns, this brand is already operating 52 hotels*
>
> *In the next three years, more hotels, new brands and vacation club villas will be added to our inventory*
>
> *The development plan of One Hotels-in the Economy Class category-includes fifty properties in five years*

< Fiesta Americana Santa Fe





Business Focus...

Change management and broader use of the company's technological platform produced good results for the Sales Department. Today, it is a reality at Grupo Posadas that IT systems and real-time inventory management allow us to dynamically assign prices to each room sold, based on the destination's expected demand and more profitable stay patterns for each hotel.

In spite of intense competition, the company's average Rev PAR (average rate times occupancy) rose 5%, excluding the hotels affected by hurricane Wilma. A professional and specialized vision was essential to improving market segment management and bolstering sales and productivity levels.

It is worth noting that the full use of our technological platform takes place at a peak moment of increased demand (occupancy grew an average of 5.5%). Within this context, several cases stand out in which competition was managed exceptionally well.

Such are the cases of Fiesta Americana Guadalajara, Fiesta Americana Reforma, Fiesta Americana and Fiesta Inn Hermosillo, Fiesta Inn Centro Historico, Fiesta Inn Insurgentes Viaducto and Fiesta Inn Culiacán, to name only a few in which our new technological tools made the difference.

As reflected in the results, sales focus and performance are improving day by day, both in Mexico and the United States, where-starting in 2005-a new team was formed with increased expertise of the high-end market, especially in the groups segment.

< Fiesta Inn La Paz



Although the efforts made by this new business team in 2005 will be reflected in the results of the hotels (mostly resort destinations) in 2006-2008, it is a fact that group room-night bookings grew 44% between 2005 and 2004, surpassing the goal that was set for the US market.

In the next three years, the objective is to triple the production of room nights in the groups' segment. With the proper processes and talent in place, the use of the tool known as Time Zero has been particularly useful in this market, since it minimizes response time in terms of rates, reservations, availability confirmation and pricing.

The company's new sales philosophy for developing different markets gives confidence to our customers who, in the impeccable commercial operation of the Group, will discover a "moment of truth" that guarantees further service excellence.

Today, we are confident that Grupo Posadas' business team is focused and has accomplished a degree of specialization that contributes real value to the operation of the company, its brands and hotels. In this way, we have built what we consider to be the best sales and marketing group in the Latin American hotel industry-a team that experiences and shares a new culture centered on results and profitability.

One of the major tasks for 2006 will be to look for other key markets beyond Mexico and the US, such as:

- Europe, where we plan to create alliances and broaden the commercial strength of Grupo Posadas and of its brands.

- Asia, including not only Japan, but also the markets of China and Southeast Asia.

- And South America, where the presence and recognition of Posadas' brands gives us a greater competitive advantage to attract travelers.

In 2005, seeds were already planted in these markets, and we have sought out commercial alliances that will enable us to take firm steps in each of them to obtain even better results.



> *Rev PAR increased 5%*

> *In the US meetings and incentives market, group bookings grew 44%*

> *The business team is focused and highly specialized, adding more strategic value to Grupo Posadas*



TÚ PUEDES AYUDARLO

At Fundación Posadas...

In tune with our vision of Social Responsibility, and after creating Fundación Posadas, A.C., in 2005 the company's support agenda was institutionalized and undertook more integrated efforts for greater impact.

To effectively accomplish its mission, the necessary arrangements were made so that the foundation could also operate as a commercial institution that can extend help to both individuals and companies/associations.

Within this framework, we promoted the donation of one million pesos to Asociación Pro-Personas con Parálisis Cerebral A.C. (APAC or Association pro People with Cerebral Palsy). This sum will be applied to the new Rehab Center project, the construction of which will start up in April. These facilities will serve over 1,000 children, who will receive better assistance and therapies provided by the association on a case by case basis.

Also this year, an essential decision was made. Since employee well-being is our greatest concern, many of the actions of Fundación Posadas were focused precisely on this subject.

In September, the damages brought on by hurricane Wilma affected 2,000 families of our hotels at Cancun and Cozumel. We immediately set in motion a special program to support them, as well as a campaign to which our employees responded exceptionally by voluntarily donating a day's salary. Guests and suppliers also took part in this effort.

The outcome-1,000 food boxes, construction material for 176 employees and household appliances for 1,400-allowed us to prove that the company's team is always supportive in difficult times.

Additionally, and as always, throughout the year donations in kind were made to different social work associations and foundations.

In 2006, Fundación Posadas is getting ready to support APAC's "Early Stimulation Program", which focuses on providing help to children between the ages of 45 days and 6 years with cerebral palsy and special education needs (therapies, pediatric and psychological consultations, and the like).

This program is open to all the children of the Grupo Posadas employees requiring this type of service.

However, the greatest objective of Fundación Posadas will be to reinforce and consolidate health, educational and special-need support for the families of the company's employees, particularly in Fundación Posadas' main theme: **children.**

FUNDACIÓN
POSADAS

> *In 2005, the company's support agenda was institutionalized and undertook more integrated efforts for greater impact*

> *We assisted 2,000 families affected by hurricane Wilma*

> *The larger objective is to support our employees' children, particularly in the areas of health, education and special needs*



At Fiesta Americana Vacation Club...

Although in 2004 the number of members of Fiesta Americana Vacation Club grew almost 50% to 12,193, in 2005 this business' success was reconfirmed; as of December, Grupo Posadas' vacation club had 17,191 members.

A large part of these results were due to outstanding sales activities in the reception rooms of our hotels in Los Cabos, Cancun, Acapulco, Monterrey, Guadalajara and Mexico City, as well as to the success of the Vacation Club at Fiesta Americana Condesa Acapulco (a conversion which began in 2004), where the marketing of the first villas was very dynamic.

The repeated growth of this business from the time it was launched in 1997 gives increasing specific weight to the vacation club as a distribution channel for Grupo Posadas' hotels and brands. In 2005 alone, FAVC produced more than 30,000 rooms-night.

The club's financial business has also grown with the increase in memberships. A portfolio of 1,000 million pesos is proof of Fiesta Americana Vacation Club's profitability.

The market response to FAVC will help expand its inventory in the next few years. In 2006, growth will continue at Los Cabos, as well as at Fiesta Americana Vacation Club Acapulco. Additionally, other alternatives are being studied in the country's main tourist destinations, through new developments.

> *The number of Vacation Club members grew from 12,193 to 17,191*
>
> *Being a privileged distribution channel for our brands, FAVC produced more than 30,000 rooms-night in 2005*
>
> *The market response to FAVC will help expand the offer of this business in the next few years*

Hotel Loyalty Program Fiesta Rewards Members



120,000
100,000
80,000
60,000
40,000
20,000
0
Rooms
22,961
63,938
30,039
82,550
2004
2005

	2004	2005
Occupancy Units CV	**87%**	**88.6%**

Hoteles de Grupo Posadas
Var 05 vs. 04 = **31%**

Villas CV
Var 05 vs. 04 = **29%**

Number of FA Vacation Club Members



18,000
15,000
12,000
9,000
6,000
3,000
0
Members
274
1,245
2,577
4,888
8,090
12,193
17,191
1999
2000
2001
2002
2003
2004
2005

Grupo Posadas' Hotel Brands...

In Mexico

Aqua

At our Aqua hotels-Grupo Posadas' first lifestyle brand-experience prevails over stay. Because of this, the brand's value lies in seductive and pampering details which create memorable stays.

Aqua has a very sensual, cool and calming atmosphere, an uninhibited style and the ongoing presence of warm and playful spaces. A unique hospitality concept that allows full enjoyment of pleasure, fine cuisine, rest and comfort; all with a sense of authentic service that transcends.

Fiesta Americana Grand

Fiesta Americana Grand hotels are settings that have been created for our guests' full enjoyment. This brand, designed for those who choose pleasure at every single moment, is aimed at guests in search of luxurious and comfortable atmospheres, with special details and unique amenities from the way they are treated upon arrival up until they discover and enjoy the charm of their suite.

Fiesta Americana's Grand category features quality and excellent service, based on personalized assistance and unequaled hospitality. Our resorts are breathtaking scenarios that offer all the fine hotel services as well as sophisticated gastronomy at their specialized restaurants.

Fiesta Americana

Fiesta Americana offers a complete and well-known variety of services. This hotel concept was created to enjoy the pleasure of excellent and outstanding attention which capitalizes on the very best of Mexico's traditional and unmatched hospitality. Its warm and personalized, casual and cordial style guarantees a pleasant and relaxed stay in the best settings of our country.

Fiesta Inn

Fiesta Inn is the Business Class chain that offers business travelers the assistance, services and facilities they need to make their trips successful. Fiesta Inn guests are also able to enjoy a familiar and cozy ambiance.

At our hotels, guests rest because they know that Fiesta Inn understands their needs and is concerned about their objectives being met.



Fiesta Americana Santa Fe

One Hotels

One Hotels, Posadas' most recent addition to its hospitality portfolio, is an innovative concept in the Economy Class category in Mexico. This brand brings safety, trust and comfort together with affordable value, providing its guests with practical and simple spaces, in a reliable atmosphere, while also being close, friendly and comfortable.

In South America

Caesar Park

Located in the major South American cities, the Caesar Park Hotels are an entrepreneurial, social, artistic and cultural point of reference. Their service concept-where each detail helps create an atmosphere of luxury and sophistication, and where assistance and warmth are forever present-has positioned this brand in first place among travelers' preferences.

Caesar Business

This brand was created to serve dynamic business travelers that require a comfortable hotel and top-quality facilities when working away from their offices. A modern atmosphere, impeccable business infrastructure and excellent quality service create the perfect combination to contribute to the success of each business traveler.



Executive Committee



GASTÓN AZCÁRRAGA
Chairman & CEO



PABLO AZCÁRRAGA
Chief Operating Officer



JAVIER BARRERA
Chief Marketing & Technology Officer



MANUEL BORJA
Chief Financial Officer



JORGE CARVALLO
Chief Development Officer



RAFAEL DE LA MORA
Executive Vice President
Hotel Administration



MICHEL MONTANT
Executive Vice President
Hotel Operations

< Aqua Cancun

Board of Directors

Board Members

GASTÓN AZCÁRRAGA ANDRADE
Chairman & CEO, Grupo Posadas

ENRIQUE AZCÁRRAGA ANDRADE
CEO, EXIO, S.C.

PABLO AZCÁRRAGA ANDRADE
Chief Operating Officer, Grupo Posadas

FERNANDO CHICO PARDO
President, Promecap, S.C.

JOAQUÍN VARGAS GUAJARDO
Chairman & CEO, MVS Comunicaciones

CARLOS LLANO CIFUENTES
Upper Boards Member, IPADE,
and Pan American University

ANTONIO MADERO BRACHO
Chairman & CEO,
SANLUIS CORPORACIÓN, S.A. de C.V.

SERGIO MARISCAL LOZANO
Investment Bank, Lehman Brothers

ELOY CHOUZA AZCÁRRAGA
Private Investor

CARLOS BUSTAMANTE ANCHONDO
Private Investor

SALVADOR OÑATE ASCENCIO
Chairman & CEO, Grupo Soni

Alternate Board Members

Carlos Bustamante Aubanel
Eugenio Madero Pinsón
Javier Barrera Segura
Jorge Carvallo Couttolenc
José Carlos Azcárraga Andrade
José Vargas Santamarina
Manuel Borja Chico
Mario Oñate Barrón
Miguel Alejandro García Jaramillo
Ricardo Chouza Azcárraga
Sergio Mariscal Corona

Commissioners

Fernando Loera Aguilar
José Goyeneche Polo

Secretary

Francisco Javier López Segura

2005

GRUPO POSADAS

Financial Statements

POSADAS

Consolidated Balance Sheets as of December 31, 2005 and 2004

(In thousands of Mexican pesos of purchasing power as of December 31, 2005)

Assets	**2005**	**2004**
Current assets:		
Cash and marketable securities	$ 387,734	$ 279,206
Notes and accounts receivable, net	1,225,425	1,021,145
Inventories	26,502	23,119
Prepaid expenses	62,987	48,935
Real estate held for sale	166,031	168,271
Total current assets	1,868,679	1,540,676
Long-term notes receivable	302,295	134,677
Vacation club units	118,236	142,520
Property and equipment, net	8,351,372	8,466,278
Investment in shares	586,169	28,791
Other assets, net	641,864	835,813
Total	$ 11,868,615	$ 11,148,755

Liabilities and stockholders' equity		2005		2004
Current liabilities:				
Bank loans and current portion of long-term debt	$	187,447	$	466,375
Accounts payable to suppliers		389,821		416,119
Other accounts payable and accrued liabilities		802,918		625,713
Total current liabilities		1,380,186		1,508,207
Long-term debt		3,763,838		3,577,017
Long-term accrued liabilities		81,264		71,710
Value-added tax payable		106,159		86,692
Deferred income tax		1,346,033		1,324,603
Total liabilities		6,677,480		6,568,229
Deferred credits, net		134,939		47,397
Stockholders' equity:				
Capital stock-				
Historical		489,427		489,427
Contributions for future capital increases		316,344		139,249
Reserve for repurchase of shares		7,493		8,485
Shares in trust		(7,379)		(7,379)
Additional paid-in capital		127,864		130,148
Restatement for inflation		1,616,267		1,619,328
		2,550,016		2,379,258
Other capital-				
Reserve for repurchase of shares		149,971		158,743
Retained earnings		2,941,700		2,597,502
Cumulative effect of restatement		(856,803)		(849,345)
Cumulative effect of deferred income tax		(851,451)		(851,451)
		1,383,417		1,055,449
Minority interest		1,122,763		1,098,422
Total stockholders' equity		5,056,196		4,533,129
Total	$	11,868,615	$	11,148,755

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income for the years ended December 31, 2005 and 2004

(In thousands of Mexican pesos of purchasing power as of December 31, 2005, except majority income per share)

	2005	2004
Hotel operation:		
Revenues	$ 3,440,163	$ 3,098,260
Departmental costs and expenses	1,200,428	1,036,041
Departmental profit	2,239,735	2,062,219
General expenses:		
Administrative	537,778	522,929
Sales, advertising and promotion	351,848	345,037
Maintenance and energy	352,705	327,173
	1,242,331	1,195,139
Income before other expenses	997,404	867,080
Other expenses:		
Property taxes and insurance	41,896	48,236
Other expenses, net	32,097	61,055
	73,993	109,291
Operating earnings from hotel operation	923,411	757,789
Hotel management fees, brand and other:		
Revenues	962,927	822,739
Direct costs and corporate expenses	512,720	449,721
Other revenues, net	-	(55)
Operating earnings from hotel management, brand and other	450,207	373,073
Other related businesses:		
Revenues	717,464	734,751
Direct costs and expenses	547,916	537,845
Operating earnings from other related-business	169,548	196,906
Corporate expenses	78,542	63,594
Depreciation, amortization and real estate leasing	639,953	566,616
Amortization of goodwill from acquisition of businesses, net	-	(19,157)
Operating income	824,671	716,715

	2005	2004
Other expenses, net	78,424	118,313
Comprehensive financing cost:		
Interest expense	373,142	311,637
Interest income	(25,485)	(26,441)
Currency exchange fluctuations, net	(74,517)	(25,788)
Monetary position gain	(148,370)	(185,279)
	124,770	74,129
Income from continuing operations before taxes, participation in results of associated companies and discontinued operations	621,477	524,273

	2005	2004
Income tax expense	190,367	169,837
Income from continuing operations before participation in the results of associated companies and discontinued operations	431,110	354,436
Participation in the results of associated companies	912	1,043
Loss from discontinued operations	(4,366)	(2,418)
Consolidated net income for the year	427,656	353,061
Minority stockholders' net income	24,341	54,518
Majority stockholders' net income	$ 403,315	$ 298,543
Majority income per share (in pesos)	$ 0.8107	$ 0.5980
Majority diluted income per share (in pesos)	$ 0.7850	$ 0.5786
Weighted average number of shares outstanding	497,461,195	499,263,732

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2005 and 2004

(In thousands of Mexican pesos of purchasing power as of December 31, 2005)

	Capital stock				
	Historical	Contributions for future capital increases	Reserve for repurchase of shares	Shares in trust	Additional paid-in capital
Balances as of January 1, 2004	$ 489,427	$ 141,001	$ 8,743	$ (7,379)	$ 156,693
Repurchase of shares, net	-	-	(258)	-	(3,173)
Dividends paid	-	-	-	-	-
Purchases of minority interest	-	-	-	-	-
Liability portion of convertible debt	-	(25,124)	-	-	-
Restatement of convertible debt	-	23,372	-	-	(23,372)
Net income for the year	-	-	-	-	-
Result from holding non monetary assets	-	-	-	-	-
Total comprehensive income	-	-	-	-	-
Balances as of December 31, 2004	489,427	139,249	8,485	(7,379)	130,148
Repurchase of shares, net	-	-	(992)	-	-
Dividends paid	-	-	-	-	-
Convertible debt	-	183,899	-	-	(9,088)
Restatement of convertible debt	-	(6,804)	-	-	6,804
Net income for the year	-	-	-	-	-
Effect of valuation of derivative financial instruments	-	-	-	-	-
Result from holding non monetary assets	-	-	-	-	-
Total comprehensive income	-	-	-	-	-
Balances as of December 31, 2005	$ 489,427	$ 316,344	$ 7,493	$ (7,379)	$ 127,864

See accompanying notes to consolidated financial statements.

	Other capital					
Restatement for inflation	Reserve for repurchase of shares	Retained earnings	Cumulative effect of restatement	Cumulative effect of deferred income tax	Minority interest	Total stockholders' equity
$ 1,630,107	$ 159,451	$ 2,368,340	$ (842,249)	$ (851,451)	$ 1,186,450	$ 4,439,133
(867)	(708)	-	-	-	-	(5,006)
-	-	(69,381)	-	-	-	(69,381)
-	-	-	-	-	(142,546)	(142,546)
(9,912)	-	-	-	-	-	(35,036)
-	-	-	-	-	-	-
-	-	298,543	-	-	54,518	353,061
-	-	-	(7,096)	-	-	(7,096)
-	-	298,543	(7,096)	-	54,518	345,965
1,619,328	158,743	2,597,502	(849,345)	(851,451)	1,098,422	4,533,129
(3,061)	(8,772)	-	-	-	-	(12,825)
-	-	(62,507)	-	-	-	(62,507)
-	-	-	-	-	-	174,811
-	-	-	-	-	-	-
-	-	403,315	-	-	24,341	427,656
-	-	3,390	-	-	-	3,390
-	-	-	(7,458)	-	-	(7,458)
-	-	406,705	(7,458)	-	24,341	423,588
$ 1,616,267	$ 149,971	$ 2,941,700	$ (856,803)	$ (851,451)	$ 1,122,763	$ 5,056,196

Consolidated Statements of Changes in Financial Position for the years ended December 31, 2005 and 2004

(In thousands of Mexican pesos of purchasing power as of December 31, 2005)

	2005	2004
Operating activities:		
Net consolidated income for the year	$ 427,656	$ 353,061
Items in results that do not require (generate) resources-		
Depreciation and amortization	421,323	426,651
Participation in the results of associated companies	(912)	(1,043)
Deferred income tax	21,430	55,891
Amortization of goodwill from acquisition of businesses, net	-	(19,157)
Long-term accrued liabilities	9,554	(28,592)
	879,051	786,811
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Notes and accounts receivable, net	(204,280)	(271,307)
Inventories	(3,383)	(6,467)
Prepaid expenses	(14,052)	(2,358)
Real estate held for sale	2,240	102,571
Increase (decrease) in:		
Accounts payable to suppliers	(26,298)	(88,332)
Other accounts payable and accrued liabilities	177,205	205,664
Net resources generated by operating activities	810,483	726,582
Financing activities:		
Changes in financial debt at nominal value	54,791	(9,752)
Decrease in financial debt due to inflationary effects and currency exchange	(146,898)	(212,116)
Value-added tax payable	19,467	26,742
Repurchase of shares, net	(12,825)	(5,006)
Dividends paid	(62,507)	(69,381)
Purchase of minority interest	-	(142,546)
Convertible debt	174,811	(35,036)
Effect of valuation of derivate financial instruments	3,390	-
Net resources generated by (used in) financing activities	30,229	(447,095)
Investing activities:		
Long-term notes receivable	(167,618)	24,466
Vacation club units	24,284	(142,520)
Additions to property and equipment	(245,650)	(185,775)
Withdraws and transfers of property and equipment	124,825	161,494
Investment in shares	(556,466)	2,920
Other assets	899	(132,675)
Deferred credits, net	87,542	24,563
Net resources used in investing activities	(732,184)	(247,527)
Cash and marketable securities:		
Net increase	108,528	31,960
Balance at beginning of year	279,206	247,246
Balance at end of year	$ 387,734	$ 279,206

See accompanying notes to consolidated financial statements.

(In thousands of Mexican pesos of purchasing power as of December 31, 2005)

1. Nature of business and significant events

Nature of business - Grupo Posadas, S.A. de C.V. and subsidiaries ("the Company") are primarily engaged in the business of operating hotels. As of December 31, 2005 and 2004, the Company operated a total of 17,268 and 17,022 rooms, respectively. The Company mainly operates hotels under its Fiesta Americana and Fiesta Inn brand names throughout Mexico, and its Caesar Park and Caesar Business brand names in Brazil and Argentina.

The Company enters into management contracts with all of the hotels that it operates. Of the total hotels the Company operated as of December 31, 2005 and 2004, it had an equity interest of 50% or greater in 36 and 37 hotels, respectively and it had a leasehold interest in 19 and 17 hotels, respectively. The remaining hotels are those that the Company operated for unrelated third parties, which as of December 31, 2005 and 2004 were 37 and 35 hotels, respectively. For purposes of these consolidated financial statements, these hotels are referred to as the Company's "owned", "leased" and "managed" hotels, respectively.

The Company receives fees pursuant to the management contracts it has with all of the hotels it operates, including a management fee based on the revenues of the hotels, a brand use fee, an incentive fee, a reservation fee and in some cases, a use of technology fee.

Additionally the Company operates a vacation club business called Fiesta Americana Vacation Club (FAVC) through which members purchase a "40-year-right-to-use" evidenced by an annual allocation of FAVC points. FAVC points can be redeemed to stay at the Company's three FAVC resorts in Los Cabos, Baja California Sur, Acapulco, Guerrero and Cancun, Quintana Roo, Mexico as well as any of the hotels in its portfolio. In addition, members of FAVC can also redeem their FAVC points to stay at any Resorts Condominium International (RCI)-affiliated resort or Hilton Grand Vacation Club resorts throughout the world.

Significant events -
On December 20, 2005 the Company executed a share purchase and sale agreement with Cintra, S.A. de C.V. ("Cintra") under which the Company purchased 8,977,171,179 shares of Grupo Mexicana de Aviación, S.A. de C.V. ("Mexicana") representing 94.97% of its common stock, at a price of US165.5 million. Simultaneously, share purchase and sale agreements were executed with third parties, to whom part of the Mexicana stock purchased by the Company was sold, with the Company maintaining a 29.57% stake in Mexicana. Given that the Company has significant influence but not control over Mexicana, its financial statements are not consolidated with those of the Company and the investment is accounted for under the equity method.

Under the share purchase and sale agreement with Cintra, the reference date for the acquisition was December 31, 2005, for which reason the Company did not recognize the results of Mexicana under the equity method during the year.

At the date of these consolidated financial statements, the Company is currently identifying and allocating the cost of the purchase price to the assets acquired and liabilities assigned based on their fair values at the acquisition date.

a. On October 2004 and January 2005, the Company issued US225 million under a Senior Notes program due on October 4, 2011. The Notes bear interest at the rate of 8.75% per year, which is payable semiannually. The net proceeds for approximately US225.3 million from the sale of the Senior Notes were used to refinance and extend the maturity of the Company's outstanding indebtedness, as explained in Note 11.

b. Due to the hurricanes that hit the Yucatán Peninsula in July and October 2005, the installations of the Company's owned hotels located in Cancún and Cozumel, Quintana Roo, suffered significant damages; such hotels are operating at the date of issuance of these financial statements. The Company filed damage claims with the insurance company for $246,540, of which $46,365 have been recovered as of December 31, 2005, and $56,059 for business interruption losses during the period the hotels were closed, of which $40,708 correspond to the year 2005. The amounts recorded are those which the Company estimates to recover, excluding the deductible and coinsurance.

c. During November 2005, the Company sold a hotel and two plots of land located abroad. The net proceeds obtained and the gain generated were approximately US12.3 and US0.9 million, respectively.

2. Basis of presentation

a. Explanation for translation into English - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico (Mexican GAAP). Certain accounting practices applied by the Company that conform with Mexican GAAP may not conform with accounting principles generally accepted in the country of use.

b. Consolidation of financial statements - The accompanying consolidated financial statements include the financial statements of Grupo Posadas, S. A. de C. V. and those of the subsidiaries that the Company controls.

Entities in which the Company's ownership interest is greater than 50% are consolidated in these financial statements because the Company exercises control over such companies. These are:

Company	Participation (%)
Posadas de México, S.A. de C.V. and Subsidiaries	100
Inmobiliaria Hotelera Posadas, S.A. de C.V. and Subsidiaries	100
Servicios Hoteleros Posadas, S.A. de C.V. and Subsidiaries	100
Posadas USA Inc. and Subsidiaries	100
Fondo Inmobiliario Posadas, S.A. de C.V. and Subsidiaries	52

Hotels owned and leased by the Company's subsidiaries pay to Grupo Posadas, S.A. de C.V. a management fee on a similar basis as hotels managed but not owned by the Company. For the purpose of showing the results of the hotel operation, hotel management fees, brand and other fees, management decided not to eliminate these intercompany operations in the preparation of the consolidated statements of income, which does not affect operating income.

The intercompany transactions amounts that were not eliminated, as well as balances of the items which would be affected are presented below:

	2005		2004	
	Elimination	Balance after elimination	Elimination	Balance after elimination
Hotel operation:				
General expenses- Administrative	$ 304,745	$ 233,033	$ 279,646	$ 243,283
General expenses- Sales, advertising and promotion	$ 134,081	$ 217,767	$ 100,349	$ 244,688
Hotel management fees, brand and other: Revenues	$ 438,826	$ 524,101	$ 379,995	$ 442,744

The remaining significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

c. Translation of foreign subsidiaries - To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are prepared following the Company's accounting policies and have been restated using the corresponding countries' rates of inflation and are translated into Mexican pesos at the exchange rate effective as of the latest year-end, with regard to the information of the current year as well as prior years. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities, (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which retained earnings were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses. As such, comparable information is obtained considering the functional currencies of each of the countries in which the Company operates. Therefore, the amounts of the financial statements of the prior year, differ from those previously reported.

The financial statements of foreign subsidiaries included in the 2004 consolidated financial statements are restated using a common factor applicable to the consolidated amounts, which was 3.77, determined based on the weighted average sales.

d. Comprehensive income - Refers to changes in stockholders' equity during the year due to items that are not distributions and movements of contributed stockholder's equity, and is comprised of the net consolidated income for the year, plus other comprehensive income items such as the result from holding non-monetary assets in 2005 and 2004 and the effect of valuating derivative instruments in 2005, which, in accordance with Mexican GAAP, are presented directly in stockholders' equity without affecting the consolidated statements of income.

e. Reclassifications - Certain amounts in the consolidated financial statements as of and for the year ended December 31, 2004 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2005.

3. Significant accounting policies

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions to assess certain items included in the consolidated financial statements and their related disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a. New accounting policies -

Business acquisitions - As of January 1, 2005, the Company adopted Bulletin B-7, "Business Acquisitions" ("B-7"). Bulletin B-7 provides rules for the accounting treatment of business acquisitions and investments in associated entities. It establishes, among others: a) the adoption of the purchase method as the sole valuation rule for these transactions; b) that goodwill arising from an acquired entity should not be amortized, but should be subject to impairment tests, at least on an annual basis in conformity with Bulletin C-15, "Accounting for Impairment and Disposal of Long-Lived Assets". It also provides rules for the accounting treatment of asset transfers or share exchanges between entities under common control and for the acquisition of minority interest, the effects of which are recorded in stockholders' equity.

Derivative financial instruments - Effective January 1, 2005, the Company adopted the provisions of Bulletin C-10 "Derivative Financial Instruments and Hedging Activities" ("C-10"), which requires that all derivative instruments be recognized at fair value, sets the rules to recognize hedging activities and requires separation, if practical, of embedded derivative instruments. With respect to cash flow hedging, C-10 establishes that the effective portion be recognized temporarily under comprehensive income within stockholders' equity, with subsequent reclassification to current earnings at the time it is affected by the hedged item. The ineffective portion should be immediately recognized in the results of the period.

Effective January 1, 2005, the Company also adopted the provisions of Bulletin C-2, "Financial Instruments" (C-2), which require mainly that fluctuations in the fair value of financial statements designated as available-for-sale, due to changes in their fair value, be recognized as within comprehensive income within stockholder's equity. The provisions of Bulletin C-2 also permit reclassifications among the different categories if established conditions are met as well as require that securities classified as available-for-sale are instruments subject to evaluation and impairment recognition.

Accounting for Impairment and Disposal of Long-lived Assets - Effective January 1, 2004, the Company adopted the provisions of Bulletin C-15, "Accounting for Impairment and Disposal of Long-lived Assets" ("C-15"), which establishes, among others, new rules to calculate and recognize impairment losses and their reversal. When there are indicators of impairment of long-lived assets in use, tangible and intangible, including goodwill and such impairment is not temporary, entities must evaluate possible impairment losses.

The adoption of these accounting policies did not have a material effect on the financial position or the results of operations of the Company.

Severance payments at the end of the work relationship - Effective January 1, 2005, the Company adopted the revised provisions to Bulletin D-3, "Labor Obligations" ("D-3") related to recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent actuaries. D-3 grants the option to immediately recognize, in current earnings, the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable. The accrued liability as of January 1, 2005 calculated by independent actuaries is $7,030. The Company chose to record such amount as a transition liability to be amortized using the straight-line method over 20 years, which represents the average labor life of employees expected to receive such benefits.

b. Recognition of the effects of inflation - The Company restates its consolidated financial information to Mexican peso purchasing power as of the most recent year end, in order to recognize the effects of inflation on financial information. Accordingly, the consolidated financial statements of the prior year, presented for comparative purposes, have been restated and differ from those originally reported. Recognition of the effects of inflation results mainly in inflationary gains or losses on non-monetary and monetary items that are presented under the captions cumulative effect of restatement and monetary position, in the consolidated financial statements.

For the years ended December 31, 2005 and 2004, the inflation rates were as follows:

	2005	2004
Mexico	3.33	5.19
United States of America	3.42	3.63
Brazil	5.05	6.13
Argentina	12.33	6.10

c. Marketable securities - These are primarily money market accounts, at market value.

d. Notes receivable (from Vacation Club operation) - These represent collection rights derived from the sale of vacation club memberships, which are assigned to a trust to guarantee lines of credit contracted by the Company to finance its operation. The amounts received under these credit lines are shown net of notes receivable in the consolidated balance sheet.

e. Inventories and cost of sales - Inventories are valued at average cost, which due to their high turnover is similar to replacement cost, without exceeding market value. Cost of sales is restated using factors derived from National Consumer Price Index ("NCPI").

f. Real estate held for sale and vacation club units - The current portion of these assets represent buildings and land which management has approved for sale in the near-term.

Vacation club units are recorded at construction cost in US dollars and are restated to reflect the revaluation or devaluation of the Mexican peso against the US dollar, for purposes of recognizing values in accordance with current real estate market values. Cost of sales is recognized at the time sales are recorded.

Vacation club units recorded as long-term as of December 31, 2005 and 2004, correspond to the costs of the construction of the Fiesta Americana Condesa Acapulco Hotel, which is being remodeled to provide Vacation Club services, as well as the construction of the third stage of villas in the Los Cabos, Baja California Sur resort.

During 2001, management decided to discontinue the business of selling residential units and land and consequently recorded reserves amounting to $138,234 in order to reflect this inventory at its estimated realizable value. The sale process of the assets of this business is estimated to conclude in the short term at which time the sale, divestiture or suspension of activities of the legal entities included in this segment will be evaluated. The results of this business are presented as discontinued operations in the consolidated statements of income. At December 31, 2005 and 2004 the assets and liabilities identified as discontinued operations are not considered significant.

g. Property and equipment - Property and equipment in Mexico are recorded at acquisition cost and restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values of 24% in the case of buildings determined by independent appraisers.

The Company follows the practice of capitalizing, in addition to the restated cost, comprehensive financing cost incurred in hotels' major remodeling and in the construction stage of new hotels in which it has a majority equity interest. The capitalized amounts are restated annually based on NPCI factors and the related amortization is recorded in the income statement based on the useful lives of the assets. At December 31, 2005 and 2004, no amounts were capitalized related to this concept.

Average annual depreciation percentages of property and equipment are as follows:

	(%)
Buildings	2
Furniture and fixtures	10
Transportation equipment	25
Computer equipment	30

The cost of major improvements, remodeling and replacements is capitalized as furniture and fixtures and is amortized over periods that range between three and five years. The cost of minor repairs and maintenance is charged to results when incurred.

Operating equipment is depreciated using the straight-line method over three years.

h. Investment in shares - Investment in shares where the Company has significant influence but does not exercise control are recorded under the equity method, recognizing the participation in the results and stockholders' equity of associated companies. Investments in shares where the Company does not have significant influence, are valued at cost of acquisition, and are restated based on the NCPI, but not to exceed realizable value.

i. Other assets - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method. Disbursements that do not meet such requirements, such as investigation costs, are recorded in results of the period in which they are incurred. Preoperating costs incurred after January 1, 2003, are recorded directly in results of the period in which they are incurred. Preoperating expenses incurred and capitalized up to December 31, 2002 are amortized using the straight-line method over ten years. The concession right referred to in Note 10 is amortized based on the straight- line method during the life of the respective contract (25 years).

j. Impairment of long-lived assets in use - The Company reviews the book value of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the services rendered, competition and other legal and economic factors.

k. Financial instruments - Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur. Dividends from equity financial instruments are recognized in results of the same period in which the fair value of the financial instrument is adjusted by such dividends.

l. Derivative financial instruments - The Company states all derivatives at fair value in the balance sheet. Through December 31, 2004, hedging derivatives were valued using the same valuation criteria used for the hedged item. When derivatives are designated as hedging, fair value is recognized depending on whether it is a fair value hedge or a cash flow hedge.

Changes in the fair value of derivative instruments designated as hedging are recognized as follows: (1) for fair value hedges, changes in both the derivative instrument and the hedged item are recognized in current earnings, (2) for cash flow hedges, changes are temporarily recognized as a component of comprehensive income and then reclassified to current earnings when affected by the hedged item. The ineffective portion of the change in fair value is immediately recognized in current earnings, within comprehensive financing cost, regardless of whether the derivative instrument is designated as a fair value hedge or a cash flow hedge.

The Company uses interest rate swaps and foreign currency forward contracts to manage its exposure to interest rate and foreign currency fluctuations. The Company formally documents all hedging relationships, including their objectives and risk management strategies to carry out derivative transactions. As a policy, the Company does not carry out derivative transactions of a speculative nature.

While certain derivative financial instruments are contracted for hedging from an economic point of view, they have not been designated as hedges for accounting purposes. Changes in fair value of such derivative instruments are recognized in current earnings as a component of comprehensive financing cost.

As of January 1, 2005, hedging derivative instruments are recorded as assets or liabilities without offsetting them against the hedged items; until December 31, 2004, the related standard required offsetting.

m. Employee retirement obligations - In Mexico, seniority premiums, and beginning in 2005, severance payments at the end of the work relationship, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates, therefore, the net liability is being accrued and at present value will cover the projected benefit obligations to the estimated retirement date of the Company's employees. Severance is charged to results when the liability is determined to be payable.

The foreign subsidiaries do not have significant employee benefit obligations.

n. Provisions - Provisions are recognized for present obligations that result from a past event, and that are likely to result in the use of economic resources and that can be reasonably estimated.

o. Income tax, tax on assets and employee profit sharing - Provisions for income tax and employee profit sharing are recorded in results of the year in which they are incurred. Deferred income taxes assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax values of assets and liabilities, and if applicable, any benefit from tax loss carry forwards. Deferred income tax assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred employee profit sharing is derived from temporary differences between the accounting result and income for employee profit sharing purposes and recognized only when it can be reasonably presumed that they will generate a liability or a benefit, and there is no indication that this situation will change in such a way that the liabilities or benefits will not be realized.

The tax on assets ("IMPAC") paid that is expected to be recoverable is recorded as an advance payment of income tax and is reflected in the balance sheet as a reduction to the net deferred income tax liability.

p. Foreign currency transactions - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income, except those amounts capitalized as a component of construction cost.

q. Cumulative effect of restatement - This caption is mainly comprised of the translation effect of foreign subsidiaries and the result from holding non-monetary assets and their corresponding restatement.

r. Revenue recognition - The Company recognizes revenues derived from the following operations: i) hotel investment (which include the operation of leased hotels); (ii) management fees, brand use fees, the Fiesta Rewards loyalty programs and others; and (iii) other related business, mainly vacation club units. Generally the Company recognizes its revenues as follows: (i) for operation of hotel investment, the Company recognizes revenues when rooms are occupied; (ii) revenues for management and brand use fees are recognized when they are accrued according to management contracts; (iii) program Fiesta Rewards revenues are recognized when the service of points' administration is rendered and points to frequent customers are delivered; and (iv) revenues to vacation club operation are recognized when the contracts are formalized and the corresponding 10% down payment is collected. Long-term notes receivable from the vacation club units of foreign origin, are net of the allowance for doubtful accounts in the balance sheet. This allowance is based mainly on collection experience and other assumptions with respect to the tendency of the collections.

s. Other related businesses - Revenues from other related business include principally revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of Vacation Club memberships, real estate developments, distribution of operating equipment for hotels, coordination and hotel design and travel agency operations.

t. Monetary position gain - The monetary position gain, which represents the effect on purchasing power of monetary items due to inflation, is calculated by applying NCPI factors to net monthly monetary liability position.

u. Majority income per share - Majority income per share is determined by dividing the majority net income by the weighted average number of common shares outstanding.

Diluted income per share is determined by adding 1)the interest and foreign exchange gains or losses attributable to convertible loans to the above-mentioned majority net income per share, and 2) to the weighted average outstanding shares, the weighted average of obligations that may be converted into shares outstanding during the period, converted into shares based on the conversion coefficients established in the convertible loan agreements.

4. Cash and marketable securities

	2005	2004
Cash	$ 173,526	$ 159,232
Marketable securities	214,208	119,974
	$ 387,734	$ 279,206

5. Notes and accounts receivable

		2005		2004
Clients and agencies	$	214,621	$	243,790
Real estate companies		97,566		143,218
Value-added tax		106,162		143,428
Refundable income and other taxes		167,810		174,550
Notes receivable, net		280,300		158,173
Credit cards		16,348		24,097
Insurance company		223,796		-
Other		127,016		144,010
		1,233,619		1,031,266
Allowance for doubtful accounts		(8,194)		(10,121)
	$	1,225,425	$	1,021,145

6. Real estate held for sale

		2005		2004
Land and buildings for sale	$	102,943	$	100,919
Vacation club units		33,029		28,828
Completed units and residential land		30,059		38,524
	$	166,031	$	168,271

7. Long-term notes receivable

These assets correspond to the long-term amounts receivable from the sale of Vacation Club memberships and real estate inventory. Their maturities as of December 31, 2005 are as follows:

Year due		Thousands of US dollars
2007		13,184
2008		7,517
2009 and thereafter		12,785
		33,486
Equivalent in thousands of Mexican pesos	$	356,104
Loss- Allowance for doubtful accounts		(53,809)
	$	302,295

8. Property and equipment

		2005		2004
Buildings	$	7,835,824	$	7,976,170
Furniture and fixtures		1,849,640		1,805,694
Transportation equipment		44,213		58,811
Computer equipment		121,217		129,583
		9,850,894		9,970,258
Less- Accumulated depreciation		(3,439,443)		(3,405,701)
		6,411,451		6,564,557
Land		1,816,347		1,826,158
Construction-in-progress		123,574		75,563
	$	8,351,372	$	8,466,278

9. Investment in shares

	Participation percentage at December 31, 2005		2005		2004
Investment in associated companies-					
Grupo Mexicana de Aviación, S. A. de C.V.	29.57	$	562,216	$	-
Inmobiliaria Las Animas, S.A. de C.V.	25		16,600		17,501
Other-					
Inmobiliaria Hotelera de Yucatán, S.A. de C.V.	9.2		4,899		4,920
RioTur Empresa de Turismo do Municipio do Rio de Janeiro S/A	1.9		91		3,825
TurisRio Companhia de Turismo do Estado do Rio de Janeiro S/A	0.5		9		102
Other			2,354		2,443
		$	586,169	$	28,791

10. Other assets

		2005		2004
Preoperating expenses, net	$	188,805	$	331,958
Lease right		19,414		29,718
Concession right		311,230		311,358
Prepaid interest and commissions		69,202		111,335
Vacation club deferred charges		48,585		51,444
Other		4,628		-
	$	641,864	$	835,813

11. Long-term debt

As of December 31 long-term debt is comprised as follows (interest rates as of December 31, 2005):

		2005		2004
US dollar and Euro denominated:				
Senior Notes at interest rate of 8.75%	$	2,392,740	$	1,735,475
Mortgage loans due to Bancomext collateralized by certain subsidiaries at variable interest rates that rang from 3.41% to 9.66%		-		257,043
Mortgage loans at variable interest rates that range from 5.76% to 11.70%		475,003		287,379
Other loans at variable interest rates of 2.16% to 7.37%		202,199		69,823
Mexican pesos denominated:				
Certificados Bursátiles programs at variable rates of 11.99% and 14.16%		800,000		1,622,609
Mortgage loans at variable interest rates that range from 10.15% to 12.80%		81,343		71,063
		3,951,285		4,043,392
Less- current portion		(187,447)		(466,375)
Long-term debt	$	3,763,838	$	3,577,017

Long-term debt maturities as of December 31, 2005 are as follows:

	Payable in		Denominated in Mexican pesos	US dollars (thousands)
	2007	$	51,951	3,672
	2008		178,874	8,287
	2009		471,643	25,769
	2010 and thereafter		169,231	234,233
		$	871,699	271,961
Equivalent in thousands of Mexican pesos				$ 2,892,139
Total in thousands of Mexican pesos				$ 3,763,838

As of December 31, 2005 the secured debt, amounts to $556,346. The principal collateral consists of real estate (hotels), of which the book value amounts to $1,301,362 at December 31,2006, as well as guarantees from certain subsidiaries.

a. On October 4, 2004, the Company issued US150 million under a Senior Notes program due on October 4, 2011. The Notes bear interest at the rate of 8.75% per year, which is payable semiannually. The net proceeds for approximately US144.4 million from the sale of the Senior Notes were used to repay a portion of the Company's outstanding indebtedness, of which US106 million was secured and US38.4 million was unsecured. The prepaid debt includes US40 million of indebtedness under a facility with Banco Nacional de Mexico, S.A., US29.3 million under International Finance Corporation (IFC) and Deutsche Investitions - Und Entwichk lungsgesellchaft mbh (DEG) financings, US9.9 million with Banco Nacional de Comercio Exterior, S.N.C. (Bancomext) and the remaining US65.2 million with other financial institutions.

On January 21, 2005 the Company issued an additional US75 million, under the same characteristics of the original program issued on October 4, 2004.

The aforementioned Senior Notes are guaranteed by the Company's main subsidiaries and impose the obligations and restrictions that are generally applicable to this type of instrument. A breakdown of the main financial items, of the guarantor and non-guarantor subsidiaries is detailed below:

	Grupo Posadas, S.A. de C.V. and guarantor Subsidiaries		Non-guarantor subsidiaries		Consolidated	
	2005	2004	2005	2004	2005	2004
Total operating revenues	$ 3,845,203	$ 3,454,798	$ 1,275,351	$ 1,200,952	$ 5,120,554	$ 4,655,750
Depreciation, amortization and real estate leasing	$ 441,445	$ 386,949	$ 198,508	$ 179,667	$ 639,953	$ 566,616
Operating income	$ 613,313	$ 591,505	$ 211,358	$ 125,210	$ 824,671	$ 716,715
Net consolidated income	$ 367,553	$ 317,890	$ 60,103	$ 35,171	$ 427,656	$ 353,061
Total assets	$ 7,942,012	$ 8,186,747	$ 3,926,603	$ 2,962,008	$ 11,868,615	$11,148,755
Total liabilities and deferred credits	$ 5,748,888	$ 5,558,135	$ 928,592	$ 1,010,094	$ 6,677,480	$ 6,568,229

The main restrictions on the financial ratios and obligations established in loan contracts are, as follows:

Financial ratios	Restrictions
Current	Greater than 0.60
Debt-to-equity	Less than 1.22
Interest coverage	Greater than 2.75
Net debt to EBITDA	Less than 4.00

The most significant covenants are:

- The level of indebtedness, payment of dividends and the stockholders' distributions are subject to the compliance with certain financial ratios.
- The Company may not invest, or permit any subsidiary to invest, in the aggregate, more than ten percent of the consolidated assets (net of depreciation) in undeveloped land and/or land development and/or condominium development projects.
- The Company must insure and maintain insurance on all of its properties, assets and business against loss and damage.

At December 31, 2005 these restrictions have been complied with.

b. The Company has loan agreements for a US10 million and EUR5 million financing with the IFC and DEG, maturing in December 2009, with an interest rate of Libor plus 1 percentage point and the 6 month Euro Libor plus 3 percentage points, respectively, convertible into Series "L" shares of the Company. Due to this convertibility feature, the portion identified as equity is presented as contribution for future capital increases in the consolidated statement of changes in stockholders' equity.

c. In 2001, Grupo Posadas, S.A de C.V. established an Unsecured Debt Certificate Program for an authorized amount of up to $1,000,000. The nominal value of the certificates is one hundred Mexican pesos and the maturity term of each issue is from one to ten years. They are denominated in Mexican pesos or in Units of Investment (UDI's) with interest payable every 28 days at the rate established for each issue. On May 14, 2003, a securities issue took place for a value of $250,000 which covered the total authorized amount.

Under the terms of this program, the first payment of $200,000 was fully settled on December 2, 2004.

During 2002, Grupo Posadas, S.A. de C.V. established a Debt Certificate Program with a 50% guarantee from a financial institution, for a total authorized amount of up to $1,500,000. The par value of the securities is one hundred Mexican pesos. During 2003 certificates were issued for a value of $875,000, which amount matured on January 27, 2009. In February 2005, the Company prepaid these certificates.

d. The Company has entered into two revolving credit agreements, dated as of July 21, 2000 and February 26, 2003, as amended, with Bancomext and Banco Mercantil del Norte, S. A. (Banorte) in aggregate principal amounts of US29.2 million and US46 million, which provide for multiple drawings, all of which mature on or before May 25, 2010 and April 28, 2010, respectively. The financing extended under these agreements accrue interest at variable rates and are secured by notes receivable relating to the financed portions of sales of the Company's Vacation Club operations. The collection rights from these sales, which are evidenced by promissory notes, have been assigned to an offshore outside of Mexico, under receivable trust agreements. Pursuant to collateral assignment agreements, the Company has pledged to Bancomext and Banorte, the beneficiary rights pertaining to the offshore trust. These credit facilities establish mortgages on the Company's Vacation Club real estate.

As of December 31, 2005 and 2004, the aggregate principal amounts due under these credit agreements were US47.6 million and US58.7 million, respectively; in the case of Bancomext US15.2 million and US19.1 million, respectively; and in the case of Banorte US32.4 million and US39.6 million; respectively. The aggregate balance of the notes receivable assigned to the offshore trust equaled US122 million and US123 million as of December 31, 2005 and 2004, respectively.

e. During December 2005, the Company executed two loan agreements secured by a pledge with IXE Banco, S.A. and Inmobiliaria Rancho Santa Fé, S.A. for $261,600 and $118,008, respectively, of which $375,480 has been disposed of as of December 31, 2005, maturing in June 2006, at an interest three points above the Interbank Interest Rate (TIIE), equal to 11.66% at such date. The pledge consists of 1,897,858,343 shares representing 20.08% of the common stock of Mexicana, which, according to the stock brokerage services agreement signed with IXE Casa de Bolsa, S.A. de C.V., dated November 21, 2005, will be taken on a firm basis by the aforementioned brokerage house, and the respective resources will be applied to settle such debt. Consequently, the latter is presented net with the investment in shares of Mexicana.

f. During November 2005, the Company structured a syndicated loan for US50 million with a five-year term (with a two-year grace period). The lead arranger bank is ING Bank (México), S.A., while the other participants include Bancomext, BBVA Bancomer, S.A., Bayerische HYPO-UND Vereinsbank AG, HVB Group, Banco de Crédito e

Inversiones, Miami Branch and Banco Industrial, S.A. The terms of this loan stipulate that the loan may be withdrawn in two tranches; the first of up to US30 million and the second of up to US20 million, or its peso equivalent in both cases. This transaction assures funds under favorable conditions for the timely payment of unsecured debt certificates of $300 million and $250 million, maturing in February and July 2006, respectively, and the classification of these amounts as long-term debt.

12. Long-term accrued liabilities

		2005		2004
Contingency reserve	$	52,686	$	51,260
Employee retirement obligations		15,754		14,146
Severance payments		7,030		-
Preferred stockholders		5,794		6,304
	$	81,264	$	71,710

13. Employee retirement obligations

Net period cost for employee benefits was $9,046 and $11,138 in 2005 and 2004, respectively. Other disclosures required under Mexican GAAP are not considered significant.

14. Shares in trust

The Company holds in trust 6,178,162 and 965,000 Series "A" and "L" shares, respectively, of Grupo Posadas, S.A. de C.V., for assignment and sale to top executives.

A committee has been created to grant the right to purchase and allocate the number of shares to each qualifying executive, based on performance criteria, with the executive retaining the option to purchase at the end of the corresponding term in question. The selling price is fixed in US dollars based on the share market value and the exchange rate in effect when assigned to the executive. Given that the term to execute the share purchase term is three years, with two years' grace period, interest is charged for the financing period. As of December 31, 2005, the cost of the shares held in trust is $46,823 (par value).

15. Stockholders' equity

a. As of December 31, the capital stock of the Company consists of shares with no par value and is comprised as follows:

	Number of Shares					
	2005			2004		
	Series "A"	Series "L"	Total	Series "A"	Series "L"	Total
Authorized capital	603,394,827	128,985,074	732,379,901	603,394,827	128,985,074	732,379,901
Less- Unsubscribed capital	(135,453,063)	(20,038,219)	(155,491,282)	(135,453,063)	(20,038,219)	(155,491,282)
Subscribed capital	467,941,764	108,946,855	576,888,619	467,941,764	108,946,855	576,888,619
Less-						
Repurchase of shares	(2,144,942)	(368,543)	(2,513,485)	(1,198,342)	(322,643)	(1,520,985)
Shares in trust	(6,243,762)	(1,017,600)	(7,261,362)	(6,457,062)	(1,017,600)	(7,474,662)
Shares in guarantee trust	(76,680,546)	-	(76,680,546)	(76,680,546)	-	(76,680,546)
	(85,069,250)	(1,386,143)	(86,455,393)	(84,335,950)	(1,340,243)	(85,676,193)
	382,872,514	107,560,712	490,433,226	383,605,814	107,606,612	491,212,426

b. In accordance with the Company's bylaws, Series "A" shares may be subscribed by Mexican citizens or entities and may be purchased by non-residents through a neutral fund constituted in Nacional Financiera, S.N.C. Series "L" shares have limited voting rights and other limited corporate rights, are of free subscription and are limited to 25% of total stockholders' equity.

c. Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when the dividend is distributed. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

d. The annual net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock. As of December 31, 2005, the reserve amounts to $126,402 (nominal value). This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

e. Shares held in escrow have been guaranteed through their subscription and payment by the fiduciary, by means of a guarantee trust contract executed with Bancomext and the guarantee granted by the latter for securities with a value of $875,000 issued by the Company in 2003, as described in Note 11c. The Company's management will determine the treatment to be applied to these shares once such trust is canceled.

f. During December 2005 US16.5 million was received through a convertible financial instrument, which the Company may discretionally settle by delivering a fixed number of the shares of the Company or any of its associated companies. Given the characteristics of such instrument, it was classified in the consolidated statement of changes in stockholders' equity as contributions for future capital increases. See Note 11b.

g. At a Stockholders' Extraordinary Meeting held in April 2005, a dividend of $86,173 at face value, was declared, which was paid on June 1, 2005. This is presented in the consolidated statement of changes in stockholders' equity net of the dividends of $25,429 at face value, reimbursed for the release of the shares held in guarantee trust.

h. In a General Stockholders' Meeting held on April 22, 2004 a payment of a dividend in the amount of $65,843 (nominal value) was approved, which was paid on July 1, 2004.

*i. **Due to preferred stockholders of subsidiary*** - There are 23,413,903 preferred shares of Promotora del Caribe, S. A. with a par value of US1.00 each, held by third parties, which represent the conversion of Mexican public debt invested by its stockholders in a hotel in Mexico. These shares will be redeemable at their US dollar subscription value through future dividends distributed by the subsidiary. The preferred shares have an interest rate equivalent to LIBOR with a limit of 8% annually, which is payable semi-annually. The redemption of these shares and their related interest, are subject to the generation of cash flows and earnings by the subsidiary, after repayment of financial indebtedness and the fulfillment of certain conditions. As of December 31, 2005 and 2004, the related interest liability has been recorded for $5,794 and $6,304, respectively.

The amount of the investment of preferred stockholders is presented as minority interest in the accompanying consolidated balance sheets, which at December 31, 2005 amounted to $248,993.

16. Foreign currency position and transactions

As of December 31, the foreign currency position is:

	Thousands of US Dollars	
	2005	2004
Current-		
Assets	37,384	43,915
Liabilities	(87,627)	(16,751)
	(50,243)	27,164
Long-term-		
Assets	35,240	8,625
Liabilities	(272,506)	(226,090)
	(237,266)	(217,465)
Net foreign currency liability position	(287,509)	(190,301)
Equivalent in thousands of Mexican pesos	$ (3,057,486)	$ (2,023,737)

	Thousands of Brazilian Reals	
	2005	2004
Assets	26,265	13,316
Liabilities	(30,958)	(34,668)
Net foreign currency liability position	(4,693)	(21,352)
Equivalent in thousands of Mexican pesos	$ (21,321)	$ (97,006)

	Thousands of Argentinean 2005	Pesos 2004
Assets	21,951	15,663
Liabilities	(8,939)	(10,322)
Net foreign currency asset position	13,012	5,341
Equivalent in thousands of Mexican pesos	$ 45,577	$ 18,708

As of the date of the financial statements, the exchange rates were as follows:

	December 31, 2005	2004	March 17, 2006
Pesos per US dollar	$ 10.6344	$ 11.1495	$ 10.6667
Pesos per Brazilian real	$ 4.5432	$ 4.2004	$ 5.0279
Pesos per Argentinean peso	$ 3.5027	$ 3.7464	$ 3.4688

Transactions denominated in foreign currencies that are carried out for the companies located in Mexico primarily consist of revenues from hotel operations, Vacation Club memberships and real estate development sales, and interest expense.

17. Tax environment

Income taxes and asset taxes in Mexico - In accordance with Mexican tax law, the Mexican companies are subject to income tax (ISR) and tax on assets (IMPAC). ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. On December 1, 2004 certain amendments to the ISR and IMPAC laws were enacted and were effective in 2005. The most significant amendments were as follows: a) the ISR rate was reduced to 30% in 2005 and will be further reduced to 29% in 2006 and 28% in 2007 and thereafter (the rate in 2004 was 33%); b) for income tax purposes, cost of sales is deducted instead of inventory purchases and related conversion costs; c) taxpayers had the ability to elect, in 2005, to ratably increase taxable income over a period from 4 to 12 years by the tax basis of inventories as of December 31, 2004 determined in conformity with the respective tax rules; when electing to amortize the tax basis of inventories into taxable income, any remaining tax balance of inventories that had not been deducted and any unamortized tax loss carry forwards were deducted from the tax basis of the December 31, 2004 inventory balance; as a consequence, cost of sales of such inventories were deducted; d) as of 2006, statutory employee profit sharing paid will be fully deductible; and e) bank liabilities and liabilities with foreign entities are included to determine the IMPAC taxable base.

IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

The Company incurs consolidated ISR and IMPAC with its subsidiaries in a proportion calculated based on the average daily equity percentage which the Company owns of its subsidiaries during the year. As of December 31, 2004, the tax results of the subsidiaries were consolidated at 60% of such proportion. Estimated payments of ISR and IMPAC of both

Grupo Posadas, S.A. de C.V. and its subsidiaries are made as if the Company did not file a consolidated tax return. The income for employee profit sharing purposes applicable to the Mexican companies does not consider inflation adjustments, nor unrealized currency exchange gain or loss, and is calculated based on the individual results of each of the operating companies.

Tax regulations in the United States - According to current US Income Tax Law, the subsidiaries operating in that country are subject to income taxes at a rate of 34%.

Tax regulations in Brazil - According to current Brazilian Income Tax Law, the subsidiaries operating in that country are subject to federal income and social contribution taxes, which are computed at the respective rates of 25% and 8%. The federal income tax may be reduced by certain amounts, when applicable, if the companies invest an equivalent amount in government-approved projects and in other priority areas or industries in Brazil.

As of December 31, 2005, the subsidiaries that operate in Brazil had tax loss carry forwards for income tax purposes of $489,186. Likewise, these companies did not recognize deferred income tax effects due to the uncertainty of the recovery of the tax losses.

Tax regulations in Argentina - According to current Argentinean Income Tax Law, the subsidiary operating in that country is subject to both income and minimum presumptive income taxes. The income tax rate in force is 35% on the estimated taxable income of each fiscal year. The minimum presumptive income tax is computed at 1% on the potential income from certain performing assets; thus, the Company's tax obligation will coincide with the higher of the two taxes.

Taxable income for Mexico - The principal differences between income for tax and accounting purposes were those related to inflation effects, participation in net earnings of associated companies, the difference between purchases and cost of operations, amortization of deferred credits and the utilization of tax loss carry forwards.

a. As of December 31, income tax expense is are as follows (net of the effect of ISR tax rate reductions):

	2005	2004
Current ISR	$ 73,910	$ 28,312
Deferred income taxes	21,430	55,891
Current IMPAC	95,027	93,107
	190,367	177,310
Less-		
Benefit from tax consolidation	-	(7,473)
	$ 190,367	$ 169,837

b. At December 31, the main items comprising the liability balance of deferred ISR are:

		2005		2004
Notes receivable	$	300,481	$	290,330
Allowance for doubtful accounts		(432)		(439)
Inventories		(20,549)		(30,838)
Property and equipment		1,453,623		1,335,156
Other assets		4,944		65,232
Reserves		(159,498)		(110,572)
Insurance claims		(28,881)		-
Tax loss carry forwards		(244,706)		(280,913)
Recoverable IMPAC		(162,928)		(205,553)
Allowance valuation for tax loss carry forwards and recoverable IMPAC		203,979		262,200
	$	1,346,033	$	1,324,603

c. To determine deferred ISR at December 31, 2005, the Company applied the different tax rates that will be in effect beginning in 2006 to temporary differences according to their estimated dates of reversal.

d. At a consolidated level, there are no consolidated tax loss carry forwards and the IMPAC at consolidated level is $47,347, for which a partial deferred ISR asset has been recognized, and can be recovered subject to certain conditions.

18. Deferred credits

		2005		2004
Vacation Club deferred revenues, net of costs and expenses	$	120,513	$	32,614
Other deferred revenues		14,426		14,783
	$	134,939	$	47,397

Vacation Club deferred revenues as of December 31, 2005 represent net revenues from the "pre-sale" activities of the third stage in the Los Cabos, Baja California Sur resort.

19. Commitments

As of December 31, 2005 and 2004, the Company has operating leasing contracts for certain real estate it occupies, which typically have duration of 10 years. Rental payments were established at variable percentages between 12% and 25% of revenues from hotel operations generated by each property. For the years ended December 31, 2005 and 2004 lease expense was $218,630 and $139,965, respectively.

20. Contingencies

a. At December 31, 2005, the Company is involved in certain fiscal proceedings either as petitioner or defendant, whose eventual outcomes cannot be anticipated. Company's management and its external advisors consider that the Company has sound legal arguments to prevent such legal proceedings from significantly affecting its financial position or results.

b. Certain subsidiaries are involved in litigation arising in the ordinary course of business. The principal claims have been covered by the contingency reserve shown in the balance sheet as long-term accrued liabilities. In the opinion of management and the Company's legal department, the outcome of the uncovered contingencies is not likely to have a material adverse effect on the Company's financial position and operating results.

21. Subsequent events

On January 25, 2006, the Company completed the sale of one of its hotels located in McAllen, Texas. As of December 31, 2005, such hotel is classified under real estate held for $21,942.

On February 16, 2006, the Company executed a promise of purchase and sale agreement for the hotel located in San José del Cabo, Baja California Sur, which establishes that the final contract must be executed at the latest by May 3, 2006. Such date will coincide with the physical and legal delivery of the assets, which are presented in the consolidated balance sheet as real estate inventory of $81,001.

As of December 31, 2005 the Company received an advance of $3,732 as a guarantee deposit for the transaction, which is recognized under the heading of other accounts payable and accrued expenses.

22. Information by geographical areas and business segments

The Company operates in different geographical areas including Mexico, South America (Brazil and Argentina) and United States of America. The main financial captions by geographical area for 2005 are:

	Mexico	South America	United States of America	Consolidated
Total operating revenues	$ 4,511,633	$ 444,131	$ 164,790	$ 5,120,554
Depreciation, amortization and real estate leasing	$ 562,478	$ 66,712	$ 10,763	$ 639,953
Operating income	$ 750,884	$ 61,243	$ 12,544	$ 824,671
Net consolidated income	$ 345,663	$ 73,861	$ 8,132	$ 427,656
Total assets	$ 10,001,465	$ 1,724,519	$ 142,631	$ 11,868,615
Total liabilities	$ 6,509,218	$ 259,560	$ 43,641	$ 6,812,419

The total assets and depreciation, amortization and real estate leasing, for business segments for the year ended December 31, 2005 are as follows:

	Hotel operation and corporate	Hotel management and brand	Other related businesses	Consolidated
Total assets	$ 9,650,870	$ 362,632	$ 1,855,113	$ 11,868,615
Depreciation, amortization and real estate leasing	$ 617,153	$ 975	$ 21,825	$ 639,953

The main financial captions by geographical area for 2004 are:

	Mexico	South America	United States of America	Consolidated
Total operating revenues	$ 4,171,785	$ 338,810	$ 145,155	$ 4,655,750
Depreciation, amortization and real estate leasing	$ 488,045	$ 62,619	$ 15,952	$ 566,616
Operating income	$ 715,663	$ (934)	$ 1,986	$ 716,715
Net consolidated income	$ 357,395	$ (3,655)	$ (679)	$ 353,061
Total assets	$ 9,369,929	$ 1,578,274	$ 200,552	$ 11,148,755
Total liabilities	$ 6,306,317	$ 211,343	$ 97,966	$ 6,615,626

The total assets and depreciation, amortization and real estate leasing, for business segments for the year ended December 31, 2004 are as follows:

	Hotel operation and corporate	Hotel management and brand	Other related businesses	Consolidated
Total assets	$ 9,645,725	$ 323,939	$ 1,179,091	$ 11,148,755
Depreciation, amortization and real estate leasing	$ 544,878	$ 10,405	$ 11,333	$ 566,616

23. New accounting principles

As of May 31, 2004, the Mexican Institute of Public Accountants ("IMCP") formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards ("CINIF"), consistent with the international trend of requiring this function be performed by an independent entity. Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as "Normas de Información Financiera" (Financial Reporting Standards, or "NIFs"), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards ("IFRS") that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET, (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Rights of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: May 3, 2006 08:46

Prefix: RIGHTS

Ticker Symbol: POSADAS

Series: NA

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Notice to shareholders of Grupo Posadas, S.A. de C.V.

The dividend agreed equal to $23.22 cents of peso M.N., for each series "A" and "L" shares shall be payable as of June 1, 2006 by Grupo Posadas, S.A. de C.V. (the "Company") as follows:

A. In case of shareholders of the Company holding definitive titles of the Company deposited at INDEVAL, by means of delivering to such entity coupon number 4, and if applicable, upon evidence of legitimate ownership.
B. In case of shareholders of the Company holding definitive titles of the Company not deposited at INDEVAL, by means of delivering to such shareholder coupon number 4 prior evidencing their shareholder status through the corresponding registration at the issuer's registry of shares.
C. In case of shareholders of provisional certificates issued by the Company not yet deposited at INDEVAL or exchanged for definitive titles, by means of delivering to such shareholder the provisional certificates which shall be exchanged for definitive titles representing shares of the Company. Such provisional certificates shall be canceled and exchanged for new share titles representative of shares, and coupons 1 to 4 shall be collected. Shareholders of provisional certificates issued by the Company not yet deposited at INDEVAL shall evidence their shareholder condition by means of their registration at the issuer's registry of shares.
D. Payment of dividends to shareholders whose titles or provisional certificates are deposited at INDEVAL, shall be made at the Company's Treasury offices, located at Paseo de la Reforma No. 155, 4th floor, Col. Lomas de Chapultepec, 11000, Mexico, D.F., on business days at regular business hours.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET, (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Rights of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: May 5, 2006 11:17

Prefix: RIGHTS

Ticker Symbol: POSADAS

Series: NA

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Notice to shareholders of Grupo Posadas, S.A. de C.V.
II. PAYMENT OF A CASH DIVIDEND. Pursuant to resolutions adopted at the General Ordinary Shareholders' Meeting of Grupo Posadas, S.A. de C.V. (the "Company") held on April 28, 2006, payment of a cash dividend equal to $0.23.22 cents of peso M.N. to each Series "A" and Seies "L" share was approved. The dividend shall be payable as of June 1, 2006 against delivery of coupon number four of share titles representing the Company's capital stock.
II. REQUIREMENTS.
A. In case of shareholders of the Company holding definitive titles of the Company deposited at INDEVAL, payment of dividend shall be made in one installment and shall be made at the Indeval's offices located at Paseo de la Reforma 255, third floor, Col. Cuauhtémoc, Del. Cuauhtémoc, Mexico 06500, Federal District, at business days and hours. In order to request payment of dividend the shareholders shall be registered at the Registry of Registered Shares of the Company carried by Indeval.
B. In case of shareholders of the Company holding definitive titles of the Company not deposited at INDEVAL, the dividend shall be subject to the provisions of the Income Tax Law and payment shall be made by nominative check in benefit of the shareholders evidencing their shareholder status through the corresponding registration at the issuer's Registry of Shares and by delivery of a copy of their identification card. Likewise, in case of shareholders of provisional certificates issued by the Company not yet exchanged for definitive titles, prior to payment of the corresponding dividend, they shall carry our the exchange for new titles representing shares of the Company and coupon number 4 of such titles.
III. TERM, PLACE AND HOURS. Payment of dividends shall be made as of Thursday June 1, 2006 for all shareholders with titles deposited at Indeval at Indeval's offices and for those who have not deposited their shares at Indeval, at the Company's offices, located at Paseo de la Reforma No. 155, 4th floor, Col. Lomas de Chapultepec, 11000, Mexico, D.F., on business days at regular business hours.

English translation of the Executive Summary of the 2005 Annual Report submitted to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") on June 30, 2006, in accordance with the General Rules Applicable to Issuers and to Other Participants of the Securities Market issued by the CNBV.

For a complete version of this Annual report, please refer to www.bmv.com.mx or http://www.bmv.com.mx/BMV/JSP/sec5_infoemis.jsp?seidemi=5624&idmenu=25

Executive Summary

Grupo Posadas, S.A. de C.V. (the "Company") is the largest hotel operator in Mexico in terms of number of hotels, number of rooms, geographic coverage, sales and market share according to the Market Research Department of the Company. As of December 31, 2005, the Company operated 92 hotels, representing a total amount of 17,268 rooms, in 54 locations in Mexico, United States, Brazil and Argentina, offering services to a wide range of business and tourist clients. The core of the Company's business is located in Mexico, where it operates 76 hotels with a total of 14,285 rooms in 43 locations, including the most important beach and city destinations. The Company is currently operating 5 hotels with 911 rooms in Texas and, after the acquisition of the Caesar Park chain in 1998, 10 hotels in Brazil with a total of 1,899 rooms and one hotel in Argentina with 170 rooms. As of December 31, 2005, of the 92 hotels managed, the Company had a majority equity interest in 36 of them, it managed 37 and 19 were leased.

The Company has expanded through the strong positioning and development of its brands, which emphasize a reliable service and client appreciation. The Company operates its hotels in Mexico mainly through its Fiesta Americana and Fiesta Inn brands. Fiesta Americana hotels offer a wide variety of services and luxury rooms, targeting the high end tourists in beach destinations as well as sophisticated business travelers in city destinations. Fiesta Inn hotels on the other hand, are smaller hotels, with lower room rates, with comfortable rooms and located in medium or small size cities, as well as in the suburban areas of large cities.

In Argentina and Brazil, the Company operates its luxury hotels under the Caesar Park brand and it is present in the 4 star hotels sections in the main industrial and commercial cities in South America through the Caesar Business brand.

The Company has achieved its leadership through strategies and opportunities that have enabled its constant growth with a diversified and balanced portfolio: owned and managed hotels, a mix of beach and city hotels, services offered to the business and tourist sectors, and geographic coverage that includes three countries in Latin America: Mexico, Brazil and Argentina, as well as a limited presence in the United States.

Likewise, through the Fiesta Americana Vacation Club brand, the Company manages a time-share business, which includes marketing and selling memberships that enable the use of resorts in Los Cabos, Cancun and recently in Acapulco during a 40-year period.

Selected Financial Information

The selected financial information presented below has been taken from the consolidated financial statements prepared in accordance with Mexican generally accepted accounting principles, including Rules B-10 and B-15 issued by the Mexican Institute of Public Accountants.

The summary of consolidated financial information for the years 2003, 2004 and 2005 is taken from the consolidated financial statements of the Company audited by Galaz, Yamazaki, Ruiz, Urquiza, S.C., external auditors of the Company.

The financial information below shall be revised together with the financial statements and their corresponding notes. Likewise, the selected financial information shall be revised together with all management discussions provided in Chapter "Financial Information" and especially in the section called "Management Analysis and Discussion of the Company's Operating Results and Condition". Some amounts may not add due to approximation.

	2005	**2004**	**2003**
	(in million of constant pesos as of December 31, 2005)		
Statement of Income:			
Total Income	Ps. 5,120.6	Ps. 4,655.8	Ps. 4,267.7
Corporate Expenses	78.5	63.6	63.3
Depreciation, amortization and real estate leases	640.0	566.6	575.8
Amortization of goodwill from acquisition of businesses, net	0.0	(19.2)	(3.3)
Operating Income (Loss).............	824.7	716.7	573.9
Integral Financing Cost....................	124.8	74.1	309.5
Taxes	190.4	169.8	78.6
Income (Loss) before participation in the results of associated companies and discontinued operations			
Consolidated net income (loss) for the year	431.1	354.4	118.9
Net majority income (loss) of principal shareholders..............................	427.7	353.1	117.1
	403.3	298.5	152.3
Balance Sheet:			
Current assets	Ps. 1,868.7	Ps. 1,540.7	Ps. 1,456.0
Property and equipment, net..............	8,351.4	8,466.3	8,598.6
Total Assets................................	11,868.6	11,148.8	11,134.4
Total Current Liabilities......................	1,380.2	1,508.2	1,527.7
Long-term debt...........................	3,763.8	3,577.0	3,662.1
Total liabilities	6,677.5	6,568.2	6,618.7
Total Stockholders' Equity..........	5,056.2	4,533.1	4,473.7

Principal Financial Ratios

Operating Income/Revenues................	16.1%	15.4%	13.4%
Net Income/Revenues.........................	8.4%	7.6%	2.7%
EBITDA.......................................	$1,246.0	$1,124.2	$1,023.7
EBITDA/Revenues	24.3%	24.1%	24.0%
Debt with Cost/EBITDA.............	3.1 X	3.6 X	4.1 X
Current Assets/Current Liabilities	1.35 X	1.02 X	0.95 X
Total Liabilities/Stockholder's Equity......	1.32 X	1.45 X	1.48 X

The shares representing the Company's capital stock have been registered before the Mexican Stock Exchange *(Bolsa Mexicana de Valores, S.A. de C.V.)* since 1992. Outstanding shares amount to approximately 577 million, 81% of which correspond to common Series "A" shares, with full voting rights, and 19% of which correspond to Series "L" shares with limited voting rights. In addition, approximately 20,000 Series "A" shares and 48,000 Series "L" shares are traded through the PORTAL (Private Offerings, Resale and Trading through Automated Linkages) system of the NASD (National Association of Securities Dealers) through ADS (American Depositary Shares). The following table shows the annual behavior of the Series "A" and "L" shares in the securities market during the past five years.

POSADAS A	**2001**	**2002**	**2003**	**2004**	**2005**
Maximum Price	8.50	7.00	6.10	8.00	10.31
Minimum Price	5.00	4.30	4.00	5.42	8.00
Closing Price	6.00	4.50	5.40	8.00	10.31
Average Daily Volume (in thousand shares)	65.2	18.8	310.8	5.5	5.4

POSADAS L	**2001**	**2002**	**2003**	**2004**	**2005**
Maximum Price	7.20	5.50	5.50	7.50	10.00
Minimum Price	3.97	3.70	3.50	5.55	7.50
Closing Price	5.50	4.00	5.55	7.50	9.50
Average Daily Volume (in thousand shares)	48.3	72.3	133.2	45.5	9.5

List of contents of the 2005 Annual Report submitted through EMISNET to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") on June 30, 2006, in accordance with the General Rules Applicable to Issuers and to Other Participants of the Securities Market issued by the CNBV.

For a complete version of this Annual report, please refer to www.bmv.com.mx or http://www.bmv.com.mx/BMV/JSP/sec5_infoemis.jsp?seidemi=5624&idmenu=25

List of contents of the 2005 Report on compliance with the Best Corporate Practice Code submitted through EMISNET to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") on June 30, 2005, in accordance with the General Rules Applicable to Issuers and to Other Participants of the Securities Market issued by the CNBV.

For a complete version of this document, please see the following Internet link: http://www.bmv.com.mx/BMV/JSP/sec5_infoemis.jsp?seidemi=5624&idmenu=26

White & Case, S.C.
Abogados
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (5255) 5540 9600
Fax (5255) 5540 9699
www.whitecase.com

WHITE & CASE

RECEIVED
2006 NOV -3 P 12: 07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

October 17, 2006

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

A. In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the second quarter of 2006, provided to the Mexican Stock Exchange (the "BMV");

B. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the summons to the Company's General Ordinary Shareholders' Meeting, published in the newspaper "Excelsior" on April 6, 2006;

C. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the summons to the Series "L" shareholders to the Company's Special Shareholders' Meeting, published in the newspaper "Excelsior" on April 6, 2006;

D. In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English summary of the minutes of the General Ordinary Shareholders' Meeting held on April 28, 2006;

E. In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English summary of the minutes of the Special Series "L" Shareholders' Meeting held on April 28, 2006;

F. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B), (C) and (iii), the Company's 2005 Annual Report provided to the shareholders;

G. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding resolution on payment of dividends for Series "A" and "L" shareholders, dated May 3, 2006;

H. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding resolution on payment of dividends for Series "A" and "L" shareholders, dated May 5, 2006;

I. In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English summary and translation of the executive summary of the Annual Report for the year 2005 submitted on June 30, 2006 to the CNBV and to the BMV, in compliance with the General Rules Applicable to Issuers and Other Participants of the Securities Market issued by the CNBV (the "General Rules"); and

J. In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English summary of the contents of the Report on Compliance with the Best Corporate Practices Code for the year 2005 submitted on June 30, 2006 to the CNBV and to the BMV, in compliance with the General Rules issued by the CNBV.

Yours truly,

Sean Goldstein

Enclosures

cc: Lic. Oliver Iriarte
Lic. Javier Cataño (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 2 YEAR: 2006
GRUPO POSADAS, S.A. DE C.V..

CONSOLIDATED FINANCIAL STATEMENT
AS OF June 30 th of 2006 and 2005
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER Amount	PRESENT QUARTER %	QUARTER OF PREVIOUS YEAR Amount	QUARTER OF PREVIOUS YEAR %
1	**TOTAL ASSETS**	11,940,627	100	11,556,586	100
2	**CURRENT ASSETS**	1,955,392	16	1,750,504	15
3	CASH AND SHORT-TERM INVESTMENTS	620,861	5	379,521	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,113,407	9	961,787	8
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	148,277	1	297,080	3
7	OTHER CURRENT ASSETS	72,847	1	112,116	1
8	**LONG-TERM**	964,175	8	419,661	4
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	509,770	4	273,097	2
10	INVESMENT IN SHARES OF SUBSIDIARIES		0		0
	AND NON-CONSOLIDATED OPERATIONS	454,405	4	27,550	0
11	OTHER INVESTMENTS	0	0	119,014	1
12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	8,404,766	70	8,538,053	74
13	PROPERTY	9,763,354	82	9,986,237	86
14	MACHINERY	2,100,611	18	1,988,726	17
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	3,586,541	30	3,560,270	31
17	CONSTRUCTION IN PROGRESS	127,342	1	123,360	1
18	**DEFERRED ASSETS (NET)**	611,751	5	758,585	7
19	**OTHER ASSETS**	4,543	0	89,783	1
20	**TOTAL LIABILITIES**	6,908,793	100	6,609,977	100
21	**CURRENT LIABILITIES**	1,244,821	18	1,438,808	22
22	SUPPLIERS	319,961	5	416,334	6
23	BANK LOANS	191,504	3	258,596	4
24	STOCK MARKET LOANS	0	0	313,380	5
25	TAXES TO BE PAID	232,498	3	172,415	3
26	OTHER CURRENT LIABILITIES	500,858	7	278,083	4
27	**LONG-TERM LIABILITIES**	3,919,083	57	3,431,278	52
28	BANK LOANS	840,480	12	2,857,001	43
29	STOCK MARKET LOANS	3,036,268	44	522,300	8
30	OTHER LOANS	42,335	1	51,977	1
31	**DEFERRED LOANS**	190,673	3	193,472	3
32	**OTHER LIABILITIES**	1,554,216	22	1,546,419	23
33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	5,031,834	100	4,946,609	100
34	**MINORITY INTEREST**	1,119,237	22	1,146,049	23
35	**MAJORITY INTEREST**	3,912,597	78	3,800,560	77
36	**CONTRIBUTED CAPITAL**	927,476	18	768,398	16
79	PAID-IN CAPITAL STOCK	486,129	10	491,002	10
39	PREMIUM ON SALES OF SHARES	122,508	2	158,911	3
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	318,839	6	118,485	2
41	**CAPITAL INCREASE (DECREASE)**	2,985,121	59	3,032,162	61
42	RETAINED EARNINGS AND CAPITAL RESERVE	4,606,194	92	4,562,899	92
44	OTHER COMPREHENSIVE FINANCING COST	(1,621,073)	(32)	(1,530,737)	(31)
80	SHARES REPURCHASE FUND	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**620,861**	**100**	**379,521**	**100**
46	CASH	166,359	27	182,290	48
47	SHORT-TERM INVESTEMENTS	454,502	73	197,231	52
7	**OTHER CURRENT ASSETS**	**72,847**	**100**	**112,116**	**100**
81	AMORTIZED OR REDEEMED	0	0	0	0
82	GOODWILL	0	0	0	0
83	OTHERS	72,847	100	112,116	100
18	**INTANGIBLE ASSETS AND DEFERRED CHARGES**	**611,751**	**100**	**758,585**	**100**
48	AMORTIZATION	166,577	27	314,205	41
49	GOODWILL	0	0	0	0
51	OTHERS	445,174	73	444,380	59
19	**OTHER ASSETS**	**4,543**	**100**	**89,783**	**100**
85	DERIVATIVES	4,543	100	89,783	100
50	DEFERRED TAXES	0	0	0	0
86	DISCONTINUED OPERATIONS	0	0	0	0
87	OTHERS				
21	**CURRENT LIABILITIES**	**1,244,821**	**100**	**1,438,808**	**100**
52	FOREIGN CURRENCY LIABILITIES	413,110	33	426,677	30
53	MEXICAN PESO LIABILITIES	831,711	67	1,012,131	70
26	**OTHER CURRENT LIABILITIES**	**500,858**	**100**	**278,083**	**100**
88	DERIVATIVES	0	0	0	0
89	PAYABLE INTEREST	0	0	0	0
68	RESERVE	0	0	0	0
90	DISCONTINUED OPERATIONS	0	0	0	0
58	OTHER CURRENT LIABILITIES	500,858	100	278,083	100
27	**LONG-TERM LIABILITIES**	**3,919,083**	**100**	**3,431,278**	**100**
59	FOREIGN CURRENCY LIABILITIES	3,093,871	79	2,798,184	82
60	MEXICAN PESO LIABILITIES	825,212	21	633,094	18
31	**DEFERRED LOANS**	**190,673**	**100**	**193,472**	**100**
65	GOODWILL	0	0	0	0
67	OTHERS	190,673	100	193,472	100
32	**OTHER LONG-TERM LIABILITIES**	**1,554,216**	**100**	**1,546,419**	**100**
66	DEFERRED TAXES	1,464,200	94	1,469,544	95
91	LABOR LIABILITIES	23,231	1	24,096	2
92	DISCONTINUED OPERATIONS	0	0	0	0
69	OTHER LIABILITIES	66,785	4	52,779	3
79	**PAID-IN CAPITAL STOCK**	**486,129**	**100**	**491,002**	**100**
37	HISTORICAL	486,129	100	491,002	100
38	RESTATEMENT FOR INFLATION	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
42	**ACCUMULATIVE RESULTS AND CAPITAL RESERVES**	**4,606,194**	**100**	**4,562,899**	**100**
93	LEGAL RESERVE	100,406	2	90,069	2
43	REPURCHASE OF SHARES RESERVE	552,335	12	161,437	4
94	OTHER RESERVES	1,623,577	35	1,654,048	36
95	RETAINED EARNINGS	2,309,475	50	2,471,299	54
45	NET INCOME	20,401	0	186,046	4
44	**OTHER COMPREHENSIVE FINANCING COST**	**(1,621,083)**	**100**	**(1,530,737)**	**100**
70	RESULT FROM MONETARY ASSETS	(6,069,260)	374	(6,145,205)	401
71	RESULT FROM HOLDING NON MONETARY ASSETS	5,302,347	(327)	5,396,098	(353)
97	FINANCIAL DERIVATIVES VALUATION EFFECT	3,299	0	86,653	(6)
98	DEFERRED TAXES	(857,469)	53	(868,283)	57
100	OTHERS	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER	QUARTER OF PREVIOUS YEAR
		Amount	Amount
57	OTHER CURRENT LIABILITIES WITH COST OF (26)	5,368	6,952
53	OTHER LIABILITIES WITH COST OF (32)	42,335	51,977
72	WORKING CAPITAL	710,571	311,696
73	PENSION FUND AND SENIORITY PREMIUMS	23,231	14,487
74	EXECUTIVES (*)	363	333
75	EMPLOYERS (*)	3,116	3,035
76	EMPLOYEES (*)	4,383	4,247
77	OUTSTANDING SHARES (*)	487,121,126	491,002,226
78	REPURCHASED SHARES (*)	5,925,385	1,821,285

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2

YEAR: 2006

CONSOLIDATED EARNING STATEMENT
FROM January 1st TO June 30 th of 2006 and 2005
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,661,593**	**100**	**2,622,261**	**100**
2	COST OF SALES	1,912,390	72	1,922,286	73
3	**GROSS INCOME**	**749,203**	**28**	**699,975**	**27**
4	OPERATIONS	248,470	9	259,156	10
5	**OPERATING INCOME**	**500,733**	**19**	**440,819**	**17**
6	INTEGRAL FINANCING COST	239,774	9	92,905	4
7	**INCOME AFTER INTEGRAL FINANCING COST**	**260,959**	**10**	**347,914**	**13**
8	OTHER FINANCIAL OPERATIONS	36,922	1	35,986	1
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**224,037**	**8**	**311,928**	**12**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	70,843	3	111,794	4
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**153,194**	**6**	**200,134**	**8**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	(120,320)	(5)	12	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**32,874**	**1**	**200,146**	**8**
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**32,874**	**1**	**200,146**	**8**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**32,874**	**1**	**200,146**	**8**
19	NET INCOME OF MINORITY INTEREST	12,473	0	14,100	1
20	**NET INCOME OF MAJORITY INTEREST**	**20,401**	**1**	**186,046**	**7**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 2 YEAR: 2006

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,661,593**	**100**	**2,622,261**	**100**
21	DOMESTIC	2,313,174	87	2,281,373	87
22	FOREIGN	348,419	13	340,888	13
23	EXPRESSED IN US DOLLARS (***)	30,909	1	30,241	1
6	**INTEGRAL FINANCING COST**	**239,774**	**100**	**92,905**	**100**
24	INTEREST PAID	187,760	78	197,038	212
26	INTEREST EARNED	6,343	3	10,873	12
46	OTHER FINANCIAL INSTRUMENTS	0	0	0	0
25	FOREIGN EXCHANGE LOSS (GAIN)	86,660	36	(68,376)	(74)
28	GAIN DUE TO MONETARY POSITION	(28,303)	(12)	(24,884)	(27)
10	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**70,843**	**100**	**111,794**	**100**
32	INCOME TAX	97,170	137	67,204	60
33	DEFERRED INCOME TAX	(26,327)	(37)	44,590	40
34	EMPLOYEE PROFIT SHARING EXPENSES	0	0	0	0
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER	QUARTER OF PREVIOUS YEAR
		Amount	Amount
36	TOTAL SALES	2,673,848	2,651,920
37	NET INCOME FOR THE YEAR	0	0
38	NET SALES (**)	5,318,734	5,021,287
39	OPERATION INCOME (**)	902,394	785,189
40	NET INCOME OF MAJORITY INTEREST (**)	246,382	366,165
41	NET CONSOLIDATED INCOME (**)	269,623	399,443
47	OPERATING DEPRECIATION AND AMORTIZATION	207,748	216,008

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
FROM April 1st TO June 30 th of 2006 and 2005
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,319,211**	**100**	**1,287,249**	**100**
2	COST OF SALES	991,085	75	962,107	75
3	**GROSS INCOME**	**328,126**	**25**	**325,142**	**25**
4	OPERATIONS	123,374	9	131,963	10
5	**OPERATING INCOME**	**204,752**	**16**	**193,179**	**15**
6	TOTAL FINANCING	132,027	10	17,253	1
7	**INCOME AFTER FINANCING COST**	**72,725**	**6**	**175,926**	**14**
8	OTHER FINANCIAL OPERATIONS	21,168	2	(3,654)	0
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**51,557**	**4**	**179,580**	**14**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	11,363	1	69,589	5
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**40,194**	**3**	**109,991**	**9**
12	PARTICIPATION IN SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS NET INCOME	(53,144)	(4)	145	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**(12,950)**	**(1)**	**110,136**	**9**
14	INCOME FROM OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(12,950)**	**(1)**	**110,136**	**9**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(12,950)**	**(1)**	**110,136**	**9**
19	NET INCOME OF MINORITY INTEREST	489	0	(111)	0
20	**NET INCOME OF MAJORITY INTEREST**	**(13,439)**	**(1)**	**110,247**	**9**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER: 2 | YEAR: 2006

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,319,211**	**100**	**1,287,249**	**100**
21	DOMESTIC	1,186,719	90	1,137,470	88
22	FOREIGN	132,492	10	149,779	12
23	EXPRESSED IN US DOLLARS (***)	11,754	1	13,287	1
6	**TOTAL FINANCING COST**	**132,027**	**100**	**17,253**	**100**
24	INTEREST PAID	95,086	72	96,553	560
26	INTEREST EARNED	4,023	3	4,625	27
46	OTHER FINANCIAL INSTRUMENTS	0	0	0	0
25	FOREIGN EXCHANGE LOSSES	30,333	23	(77,255)	(448)
28	GAIN DUE TO MONETARY POSITION	10,631	8	2,580	15
10	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**11,363**	**100**	**69,589**	**100**
32	INCOME TAX	44,763	394	37,661	54
33	DEFERRED INCOME TAX	(33,400)	(294)	31,928	46
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER	QUARTER OF PREVIOUS YEAR
		Amount	Amount
47	OPERATIVE DEPRECIATION AND AMORTIZATION	104,292	108,317

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
from January 1st to June 30 th of 2006 and 2005
(In Thousands of Mexican Pesos)

Final Printing

REF. C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
1	**CONSOLIDATED NET INCOME**	**32,874**	**200,146**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	331,755	200,313
3	**CASH FLOW FROM NET INCOME FOR THE YEAR**	**364,629**	**400,459**
4	CASH FLOW CHANGES IN WORKING CAPITAL	(24,891)	(249,020)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**339,738**	**151,439**
6	CASH FLOW FROM EXTERNAL FINANCING	(13,910)	99,036
7	CASH FLOW FROM INTERNAL FINANCING	(155,412)	(96,295)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(169,322)**	**2,741**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**62,711**	**(48,763)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	233,127	105,417
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	387,734	274,104
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	620,861	379,521

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**331,755**	**200,313**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	207,748	216,008
41	+(-) OTHER ITEMS	124,007	(15,695)
4	**RSOURCES FROM CHANGE IN WORKING CAPITAL**	**(24,891)**	**(249,020)**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	106,415	19,029
19	+(-) DECREASE (INCREASE) IN INVENTORY	7,399	1,329
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(6,611)	(62,856)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNTS	(69,859)	(2,552)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(62,235)	(203,970)
6	**RESOURCES FROM EXTERNAL FINANCING**	**(13,910)**	**99,036**
23	+ SHORT-TERM BANK AND STOCK EXCHANGE FINANCING	302,400	954,621
24	+ LONG-TERM BANK AND STOCK EXCHANGE FINANCING	0	0
25	+ DIVIDENDS RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(316,310)	(855,585)
28	(-) STOCK EXCHANGE AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**RESOURCES FROM INTERNAL FINANCING ACTIVITIES**	**(155,412)**	**(96,295)**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
31	(-) DIVIDENDS PAID	(113,122)	(90,016)
32	+ PREMIUM ON SALE OF SHARES	0	(867)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(5,357)	(5,412)
43	+(-) OTHER ITEMS	(36,933)	0
9	**RESOURCES PROVIDED BY (USED IN) INVESTMENT ACTIVITIES**	**62,711**	**(48,763)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(144,204)	(47,644)
36	(-) INCREASE IN CONSTRUCTION IN PROGRESS	0	(30,801)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	55,017	0
38	+ SALE OF TANGIBLE FIXED ASSETS	209,747	0
39	+(-) OTHER ITEMS	(57,849)	29,682

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

INFORMATION PER SHARE
CONSOLIDATED

Final Printing

REF D		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
1	BASIC EARNINGS PER ORDINARY SHARE (**)	$ 0.48		$ 0.61	
2	BASIC EARNINGS PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED EARNINGS PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING EARNINGS PER COMMON SHAF	$ 1.78		$ 1.56	
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATIONS EARNINGS PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY EARNINGS AND LOSS ON CONTINUING OPERATIONS EARNINGS PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUING OPERATIONS EARNINGS PER SHARE (**)	$ 0.00		$ 0.00	
8	BOOK VALUE PER SHARE	$ 8.03		$ 7.74	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.23		$ 0.18	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO BOOK VALUE	1.37	times	1.27	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	22.88	times	16.24	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00	times	0.00	times

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.23	%	7.63	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	6.29	%	9.63	%
3	NET INCOME TO TOTAL ASSETS (**)	2.25	%	3.45	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	89.09	%	12.43	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.44	times	0.43	times
7	NET SALES TO FIXED ASSETS (**)	0.63	times	0.58	times
8	INVENTORY ROTATION (**)	26.44	times	12.58	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	65.47	days	57.40	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	9.48	%	8.76	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.85	%	57.19	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.37	times	1.33	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	50.76	%	48.78	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	46.62	%	40.18	%
15	OPERATING INCOME TO INTEREST PAID	2.66	times	2.23	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.76	times	0.75	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.57	times	1.21	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.45	times	1.01	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.28	times	0.26	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	49.87	%	26.37	%
	CASH FLOW				
21	RESOURCES FROM NET INCOME TO NET SALES	13.69	%	15.27	%
22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.93)	%	(9.49)	%
23	RESOURCES PROVIDED BY (USED IN) OPERATIONS TO INTEREST PA	1.80	times	0.76	times
24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED IN) FINA	8.21	%	3,613.13	%
25	INTERNAL FINANCING TO RESOURCES GENERATED (USED IN) FINAN	91.78	%	(3,513.13)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(229.95)	%	97.70	%

(**) FOR THIS DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICO CITY STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 2 Year: 2006**
Grupo Posadas, S.A. de C.V.

(Management Analysis and Discussion of the Group's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

Owned and leased hotels

During the second quarter of 2006 coastal hotels experienced favorable results translated in to a 9 percentage point (pp) increase in occupancy and an 18% rise in REVPAR (Revenue Per Available Room) compared to the same quarter of 2005. This was mainly due to strong results in the Fiesta Americana Grand Los Cabos property, which increased its REVPAR by 39% during the quarter. Regarding our owned hotels in Cancun and Cozumel, we have seen better than expected results even taking into account the effects of hurricane Wilma on tourism. In average, REVPAR in our Cancun and Cozumel hotels rose by 8% in the second quarter of 2006, mainly derived from a 12% increase in average daily rates.

The number of available rooms in coastal destinations was 28% below the second quarter of 2005 due mainly to the closing of the Fiesta Americana Grand Aqua, which is the only hotel out of the five properties affected by hurricane Wilma that has not been reopened.

It is important to mention that the vacation period related to the Holy Week occurred in April in 2006 while in 2005 it occurred in the month of March. This seasonal effect benefited almost all resorts during the month of April when compared to the same month of 2005.

In urban hotels we continue to see good results derived from our investments in rate-optimization systems and a central inventory of rooms in real time. Average daily rates (ADR) during the quarter increased by 2%, however, occupancy rates on average decreased by 3 pp mainly as a result of the impact of the new openings for the last twelve months ending in June 2006 (Fiesta InnTijuana Otay, Fiesta Inn Ecatepec, Fiesta Inn Santa Fe and Fiesta Americana Santa Fe). Excluding the impact of these openings (same hotel analysis) in the urban hotels mix, occupancy decreased only by 0.6 percentage points.

Despite the improved operational statistics in owned hotels, total revenues decreased by 5.9% during the quarter due to a 28% decrease in the average number of rooms operated in coastal hotels mainly due to: (i) the temporary closing of the Fiesta Americana Grand Aqua (which had revenues of Ps. $66 million in the second quarter of 2005); and (ii) the conversion into Vacation Club units of 51 rooms at the Fiesta Americana Condesa Acapulco formerly operated as hotel rooms.

Management

Quarterly revenues from the management division decreased by 2% versus last year. This is a result of a 15% decrease in the average number of rooms operated in chainwide coastal hotels derived, in turn, from the temporary closing of the Fiesta Americana Grand Aqua mentioned above. However, this decrease was partially offset by the growth in the number of rooms operated in urban destinations, with the addition of several properties, including the four leased hotels mentioned above and the FI Reynosa under a management contract.

Operating costs of this division increased slightly in real terms, as a result of adding more hotels. Despite the slight decrease in revenues, the management division still achieved a 47% margin of contribution during the quarter, which is very competitive when compared to lodging industry standards.

Vacation Club

Revenues during the quarter increased 51.9% representing 17% of total consolidated revenues of the Company. EBITDA was $64.4 million for the quarter, 20.8% of consolidated EBITDA.

Also, the financial business of the Vacation Club has been growing at the same pace as the number of memberships sold. By the end of June, the accounts receivables are over a US$115 million.

Membership sales from the third stage at Los Cabos reached US$ 10.4 million during the first quarter of 2006, however, these revenues and their corresponding costs will appear in the P&L once the units (Villas) are finished and ready for use.

EBITDA

During the quarter EBITDA was $309 million pesos, a 2.5% increase in real terms compared to the same quarter of 2005. Owned and leased hotels continue to be the most important business as they contributed 49.5% of total EBITDA for the quarter while representing 59.2% for the year to date figures. For the first quarter of 2006, EBITDA grew 7.9% in real terms versus the first quarter of 2005.

Comprehensive Financing Cost

The decrease in interest paid is due to lower interest rates in the domestic markets and an improvement in the (spreads) rates in certain loans at the holding level. TIIE 28 days was on average 7.4% during the quarter vs. 10.1% during the same quarter of previous year. Libor was 5.2% on average for the second quarter of 2006, 1.9 p.p. higher than in the same quarter of 2005. Nevertheless, the net interest coverage for the quarter was 3.6 times, similar level to second quarter of 2005.

The foreign exchange loss was mainly due to a 3.5% depreciation of the Mexican peso versus the US dollar during the quarter, compared to a 3.6% appreciation during second quarter of 2005. During the quarter the Company maintained on average 78% of net debt in US dollars.

Financial Position

The net debt at the end of the second quarter of 2006 was US$ 310 million. The net debt to EBITDA ratio was 2.6 times, vs. 3.1 times in the same quarter of last year.

At the end of the quarter, short-term debt represented 5% of total debt, 65% was fixed rate and the average life of our debt was 4.4 years. Only 14% of total debt was secured with hotels.

On July 7, 2006, the company made the last draw down of US$ 22 million from the Dual Currency Credit Facility for US$ 50 million with a five year maturity (with a two year grace period) structured last November, in order to refinance the maturity of *Certificados Bursatiles POSADAS 02-2* indebtedness for $250 million pesos. In February 2006, the company refinanced $300 million pesos of the *Certificados Bursatiles POSADAS 02* from the first tranche of this facility.

Capital expenditures

Capital expenditures for the second quarter were US$ 7.0 million and US$ 13 million for the first quarter of 2006; out of these: 54% were for hotel maintenance, 20% was used for corporate purposes and 26% was applied for projects (mostly a *One Hotel* in Mexico City and the Fiesta Americana and Fiesta Inn hotels in Santa Fé in Mexico City).

Development

Currently, the Company has 32 hotels with 4,155 rooms under development, whether under construction or with management agreements already signed, to be opened within the next three years. These figures include the first hotel from the new brand *Lat 19°* that was launched in June 2006 (see description below), that will be opening in late 2007. We estimate that this development plan will imply a total investment of US$ 236 million, of which the Company will contribute 5%, as the majority of these openings will be under management and lease agreements.

During the second quarter of 2006, the company completed the sale of the FI San José Los Cabos hotel and during the first quarter of 2006 sold its ownership in the FI Oaxaca hotel. According to the strategy to focus its operations and development in Mexico and South America, in the first quarter of 2006, the company also sold the Residence Inn McAllen and the Holiday Inn McAllen Airport hotels.

Launch of a new hotel chain brand (text taken from the press release of 2006):

LAT 19°

- Modern and sophisticated "business style" category hotels
- An innovative, exclusive and personalized concept with cutting-edge technology
- For dynamic, enterprising and visionary executives, whose life style is centered on doing business.

Grupo Posadas announced the launch of the LAT 19° hotel chain which innovates the businessman's travel style in Mexico, under a concept that melds exclusiveness with privacy in contemporary, sophisticated, minimalist and natural surroundings.

LAT 19° is a new generation of hotels. It is a classic hotel concept evolving into a new professional and intimate positioning. It is on the vanguard of modernity under the traditional Grupo Posadas standard of quality and excellence, where guests can enjoy the brand's special and unique style of personality and freedom. It is designed for people who appreciate an original setting with character.

LAT 19° shall be present in Mexico's main cities. The plan is to open 20 hotels with between 100 and 125 rooms within 10 years, in places like Mexico City, Monterrey and Guadalajara. Investment per hotel will be approximately $9 million dollars, with average rates of $140 dollars. Grupo Posadas shall also operate this new brand in the leasing and joint venture mode.

MEXICAN STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 2** **Year: 2006**
Grupo Posadas, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

Significant accounting policies

Basis of preparation

The accounting policies followed by the Company are in conformity with accounting principles generally accepted in Mexico, which require the Company's management to make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, the Company's management deems that they were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a. Changes in accounting policies.

Acquisition of businesses. As of January 1, 2006, the Company implemented the provisions of Bulletin B-7 "Acquisition of business" ("B-7"). B-7 provides the rules for tax treatment of acquisition of businesses and investments in related entities and sets forth, among other provisions, the following: a) the purchase method as the only valuation method for the above-mentioned transactions; b) any commercial loan incurred with respect to an acquired business shall not be amortized and shall be subject at least annually to the impairment tests in accordance with Bulletin C-15 "Impairment in the Value of Long-Lived Assets and Their Disposal" ("C-15"), and c) accounting treatment of transfer of assets and or exchange of shares of entities under common control, as well as provisions regarding minority interest, the effect of which are recorded in net worth.

Financial instruments. As of January 1, 2005, Bulletin C-10 Derivatives and hedging transactions ("C-10"). C-10 provides that all derivatives shall be recorded at their reasonable value, and sets forth provisions to record hedging transactions, as well as to identify and separate, if applicable, the underlying derivatives. C-10 sets forth that in cash flow hedging, the effective part of reasonable value changes must be recorded in the integral income account and must be reclassified to results afterwards when the corresponding account is affected. The unaffected portion must be recognized in the results of the relevant period.

As of January 1, 2005, the Company adopted the provisions of Bulletin C-2 "Financial Instruments" ("C-2"). C-2 sets forth that changes in the reasonable value of financial instruments classified as available for sale must be recorded in the integral income account and must be reclassified to results afterwards, at the time when the financial instrument is effectively sold. C-10 allows for exchanges of certain types of financial instruments, provided there is compliance with rules for accounting treatment.C-10 applies impairment extensive to financial instruments available for sale and provides more precise rules for its recording.

Severance Payments. As of January 1st. 2005, the Company adopted the provisions of Bulletin D-3, "Labor Obligations" ("D-3"), which includes terms providing for the recordation of severance payments for causes other than restructuring as liabilities. Such severance payments must be recorded using the estimated unit credit method, based on calculations by independent experts. D-3 allows for immediate recognition in the results of the year of the corresponding asset or liability, or its amortization in accordance with average labor life balance of the employees.

As of January 1, 2004, the Company adopted the provisions of C-15 . C-15 establishes, among other things, that in the presence of indicators of impairment of a long-lived asset in use, whether tangible or intangible and including goodwill, entities must determine the possible loss from such impairment.

b. ***Recognition of the effects of inflation in financial information***

The Company restates its consolidated financial information in terms of the purchasing power of the Mexican peso as of the most recent period in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos for the corresponding period due to the effect of the conversion. The recognition of effects of inflation results mainly in income or losses over monetary and non monetary accounts included in the consolidated financial statement in the restatement for inflation and monetary position accounts.

c. ***Temporary investments.*** These are primarily money market securities valued at their market price.

d. ***Accounts Receivables from Vacation Club.*** Accounts receivables from sale of memberships of Vacation Club are transferred to a guarantee trust to serve as collateral for the lines of credit opened to finance these operations. The amounts received from withdrawals are presented, net of accounts receivable in the general consolidated balance sheet.

e. ***Inventories and sales costs***

Inventories and their related costs are valued at average cost, which due to high turnover is similar to replacement cost, without exceeding market value. Sales costs are updated applying the NCPI (National Consumer Price Index).

f. ***Real Estate Inventory and Time Share Club Intervals.***

Assets available for sale are mainly real estate, the sale of which has been approved by the Company's management and is expected to occur during a period of less than one year.

Time-share club intervals are recorded at their building cost, usually in US dollars and updated according to the Mexican peso-US dollar exchange rate to show values that correspond to reporting terms commonly used in the real estate sector. Cost of sales is recorded at the time of the corresponding sale.

g. ***Property and equipment***

Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values of such property and equipment as determined by independent appraisers.

The Company's policy is to capitalize the integral financing cost incurred in major remodeling of hotels and in the building stage of new hotels where it has a majority interest. The amount capitalized is restated annually according to the NCPI and the application of operating results is carried out in accordance with the estimated useful life of the relevant real estate.

The cost of improvements, remodeling and replacements is capitalized and amortized over a period of 3 to 5 years. The cost of minor repairs and maintenance is charged to results when incurred.

The Company depreciates operating equipment within a three-year period.

h. ***Investment in shares of associated companies***

Investment in shares of companies where the Company has a significant influence is recorded applying the profit sharing method, recognizing profit sharing and investment of shareholders of associated companies. Investments in shares where the Company does not have a significant influence are valued at their cost, restated according to the NCPI but in no event exceeding their sale price.

i. ***Other assets.***

Costs incurred in development, which result in future economic benefits due to the fact that they comply with certain requirements in order to be recognized as assets, are capitalized and amortized based on the straight line method. Costs that do not comply with such requirements, as well as research costs, are recorded in the results of the period in which they are incurred. Pre operating costs incurred on or after January 1, 2003 are directly recorded in the results of the period in which they are incurred. Pre operating costs capitalized until December 31, 2002 are amortized based on the straight line method for a period of ten years. The concession permit referred to in Note 10 is being amortized using the straight line method (25 years) during the term of the agreement.

j. ***Impairment in the value of long-lived assets in use.***

The Company revises the book value of long-lived assets in use whenever there are indicators of impairment of a long-lived asset in use that determine the possible loss from such impairment, considering the greater between the present value of future net cash flow to the net sale price in case of sale. The impairment is recorded in the book value using the greater of the two mentioned values. Indicators of impairment considered for these purposes are: operating losses or negative cash flow during the period if combined with a history or estimate of losses, depreciation and amortization registered in the results that as a percentage are significantly higher than those of prior years, a reduction in the demand of services offered, competition and other economic and legal factors.

k. ***Financial Instruments***

The financial assets and liabilities resulting from any type of financial instrument, except investments in financial instruments held until maturity, are valued at their reasonable value and are recorded in the balance sheet. Effects of the valuation of a financial asset or liability are recorded in the period in which they exist. Investments in financial instruments held until maturity are valued at their acquisition value. Profits and costs of financial instruments are recorded in the results of the period in which they are incurred. Gains from equity financial instruments are recorded in the results of the same period in which the reasonable value of the instrument generating such gains is affected.

l. ***Derivatives***

The Company values hedging instruments in the income statement at reasonable value. Until 2004, these instruments were valued with the same covered account criteria. Whenever derivatives are designated as hedging, the recognition of the reasonable value depends on whether the hedging is a reasonable value or cash flow hedging.

The designated hedging derivatives recognize changes in the reasonable value as follows: if of reasonable value, changes of derivatives as well as of the covered account are valued in the results, or if of cash flow, are temporarily recognized in the integral income and reclassified to results when the covered account is affected. The ineffective portion of changes in reasonable value is recognized in the results of the relevant period in the integral financing cost account, whether the derivative is of reasonable value or a cash flow hedging.

The Company uses interest rate swaps and exchange rates swaps to manage its exposure to changes in interest rates and foreign currency exchange. The Company evidences all hedging transactions, and all purposes and strategies of risk management to carry out derivatives transactions are fully described therein. The Company's policy is to avoid speculative transactions with derivatives.

Certain derivatives, while utilized for hedging purposes from a financial point of view, are not designated as hedging for accounting purposes. Changes in the reasonable value of these derivatives are recorded in the integral financing cost account.

As of January 1, 2005, hedging derivatives are recorded as an asset or liability without set off with regard to the covered account. Until 2004 set off was allowed.

m. Severance payment obligations

In Mexico, liabilities for seniority premiums, and as of January 2005, for severance payments, are recorded as results of the period in which they are accrued, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations up to the estimated retirement date of the Company's employees. As of December 2004, severance payments were recorded to results when the decision to pay them was made.

There are no significant labor liabilities in the case of foreign subsidiaries.

n. Provisions.

Whenever the Company has a present liability as a result of a past event that is likely to result in the disbursement of economic resources and which can be reasonably estimated, it is recognized as a provision.

o. Income tax, tax on assets and employee statutory profit sharing

Income tax ("ISR") and employee statutory profit-sharing ("PTU") are recorded as results of the year in which they are incurred. Deferred income tax assets and liabilities recognize temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are recorded only, when in the opinion of management, they are likely to be recovered. Deferred PTU is derived from temporary differences between accounting results and income for PTU purposes and is recognized only when it can be reasonably assumed that it will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or the benefits will not be realized.

The tax on assets paid that is expected to be recovered is recorded as an advance payment of ISR and is presented in the balance sheet as decreasing the deferred ISR liability.

p. Foreign exchange transactions.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and assets and liabilities in foreign currency are adjusted to the exchange rate as of year-end. Gains from monetary position, which result from the deterioration of the purchasing power of monetary items caused by inflation, are determined by applying the inflation factor derived from the NCPI to net monetary liabilities at the beginning of each month. They are restated at year-end with the corresponding inflation factor.

q. ***Cumulative effect of restatement***

The cumulative effect of restatement mainly consists of translating the results of foreign subsidiaries, and from holding non-monetary assets of prior years and their corresponding restatement effect.

r. ***Recognition of revenues***

The Company recognizes revenues from the following operations: (i) hotel investment (including leased hotels); (ii) fees from management and brand and loyalty programs such as Fiesta Rewards and others; and (iii) other businesses, mainly Vacation Club intervals. In general, the Company records revenues at the time of rendering the corresponding services: (i) in hotel investment (including leased hotels) revenues are recorded at the time the room is occupied; (ii) revenues for fees from management and brands are recorded when accrued as provided in the operation agreements and revenues from loyalty programs are recorded when the service of management of points is rendered and points are delivered to the frequent client; and (iii) revenues from the operation of the Vacation Club are recognized when the relevant agreement is formalized and the corresponding down payment of at least 10% is collected. Account receivables from the sale of Vacation Club intervals are recorded net of accounts that are not likely to be recovered. This estimate is based mainly on experience and certain approximations made with respect to collection statistics.

s. ***Other related businesses***

Primarily includes revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of Vacation Club intervals, the marketing of operating equipment for hotels, coordination and supervision of construction and travel agency operations.

t. ***Revenues from monetary position***

Gains from monetary position, which result from the deterioration of the purchasing power of monetary items caused by inflation, are determined by applying the inflation factor derived from the NCPI to monthly net monetary position. Gains are the result of a net negative monetary position.

u. ***Majority income per share***

Majority income per share is determined by dividing majority net income by the weighted average number of shares outstanding.

Diluted income per share is determined by adding 1) the yield attributable to convertible notes and loans and 2) the weighted average of outstanding liabilities during the period, (converted into shares based on the conversion coefficient set forth in the convertible obligation and bond issuance agreements to the weighted average of outstanding shares).

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 3

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2) (%)
1	INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SHAREHOLDER	1	99.99
2	POSADAS DE MEXICO S.A. DE C.V.	HOTEL MANAGEMENT	1	99.99
3	HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE	1	99.99
4	PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	99.99
5	FONDO INMOBILIARIO POSADAS, S.-A. DE C.V.	SINCA	1	51.97
6	INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99
7	POSADAS USA, INC	HOTEL MANAGEMENT	1	99.99
8	DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	70.00
9	COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	GOODS SUPPLIER	1	99.99
10	OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA	1	75.00
11	SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT PLANNING AND SURVEILLANCE	1	99.99
12	SERVICIOS HOTELEROS POSADAS, S.A. DE C.V.	HOTEL MANAGEMENT	1	99.99
13	OTHER SUBSIDIARIES (4) (NO. DE SUBS.:)		1	-

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 3

CONSOLIDATED

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2) (%)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
	ASSOCIATES					
1	INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL MANAGEMENT	7,500	25.00	2,046	15,593
2	INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL MANAGEMENT	2,394,566	9.20	103	4,934
3	RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DO RIO JAN	HOTEL MANAGEMENT	24,551,107	1.91	0	104
4	TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL MANAGEMENT	1,648,071	0.49	0	10
5	COMPAÑÍA MEXICANA DE AVIACIÓN, S.A. DE C.V.	AIRLINE	4,693,433,777	29.57	431,410	431,410
6	OTHER ASSOCIATES (4) (No. DE ASOC.:)		1	-	65	2,354
	TOTAL INVESTMENT ASSOCIATES				433,624	454,405
	OTHER PERMANENT INVESTMENTS					0
	T O T A L				433,624	454,405

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 4

CONSOLIDATED

Not required by the Mexican Stock Exchange

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 5

BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

QUARTER: 2 YEAR: 2006

Final Printing
CONSOLIDATED

Credit Type/ Institution	Maturity Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) - time interval						Amortization of Credits Denominated in Foreign Currency (Thousands) time interval					
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS														
UNSECURED														
BANAMEX	July 5,2006	6.95							157,812					
SECURED														
SCOTIABANK INVERLAT	July 29, 2009	9.97	2,381	2,381	4,762	4,762	46,811							
SYNDICATED ING	November 14, 2010	8.73			49,832	66,442	66,442	33,286						
BANORTE	March 12, 2009	8.86	2,441	2,441	4,881	3,661								
CALIFORNIA COMMERCE BANK	December 5, 2010	6.59									52,026	69,368	69,368	34,684
SCOTIABANK INVERLAT	July 29, 2009	9.07							9,394	9,394	18,787	18,787	192,568	
SYNDICATED ING	November 14, 2010	7.01									20,804	27,739	27,739	13,896
BANCOMEXT	August 19, 2009	12.48							2,630	2,630	5,260	5,260	1,315	
FINANCIAL INSTITUTIONS														
TOTAL BANKS			4,822	4,822	59,475	74,865	115,253	33,286	169,836	12,024	96,877	121,154	290,990	48,580
STOCK EXCHANGE LISTED														
UNSECURED														
VALUE	July 7, 2006	11.59			57,693	76,923	76,923	38,461						
VALUE	May 6, 2009	12.05				250,000								
SENIOR NOTES	October 4, 2011	8.75												2,536,268
UNSECURED														
TOTAL					57,693	326,923	76,923	38,461						2,536,268

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

QUARTER: 2 YEAR: 2006

Final Printing
CONSOLIDATED

Credit Type/ Institution	Maturity Date	Interest Rate	Amortization of Credits Denominatedin Pesos (Thousands of $) time interval						Amortization of Credits Denominated in Foreign Currency (Thousands) time interval					
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS														
UNSECURED														
BANAMEX	July 5,2006	6.95							157,812					
SECURED														
SCOTIABANK INVERLAT	July 29, 2009	9.97	2,381	2,381	4,762	4,762	46,811							
SYNDICATED ING	November 14, 2010	8.73			49,832	66,442	66,442	33,286						
BANORTE	March 12, 2009	8.86	2,441	2,441	4,881	3,661								
CALIFORNIA COMMERCE BANK	December 5, 2010	6.59									52,026	69,368	69,368	34,684
SCOTIABANK INVERLAT	July 29, 2009	9.07							9,394	9,394	16,787	16,787	192,568	
SYNDICATED ING	November 14, 2010	7.01									20,804	27,739	27,739	13,896
BANCOMEXT	August 19, 2009	12.48							2,630	2,630	5,260	5,260	1,315	
FINANCIAL INSTITUTIONS														
TOTAL BANKS			4,822	4,822	59,475	74,865	115,253	33,286	169,836	12,024	96,877	121,154	290,990	48,580
STOCK EXCHANGE LISTED														
UNSECURED														
VALUE	July 7, 2006	11.59			57,693	76,923	76,923	38,461						
VALUE	May 6, 2009	12.05				250,000								
SENIOR NOTES	October 4, 2011	8.75												2,536,268
UNSECURED														
TOTAL					57,693	326,923	76,923	38,461						2,536,268

BREAKDOWN OF LOANS

Final Printing
CONSOLIDATED

Credit Type/ Institution	Maturity Date	Interest Rate	ortization of Credits Denominated in Foreign Currency With National Entities (Thousands o time interval						Amortization of Credits Denominated in Foreign Currency With Foreign Entities (Thousands) time interval					
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS														
SERVICE SUPPLIERS			18,905						3,820					
MERCHANDISE SUPPLIERS			246,376						50,860					
TOTAL SUPPLIERS			265,281						54,680					
OTHER CURRENT LIABILITIES			324,288		42,335				176,570					
TOTAL			594,391	4,822	159,503	401,788	192,176	71,747	401,086	12,024	96,877	121,154	290,990	2,584,848

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER: 2 | YEAR: 2006
GRUPO POSADAS, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(In Thousands of Mexican Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	**117,799**	**1,327,864**	**102,455**	**1,154,905**	**2,482,769**
LIABILITIES POSITION	**375,537**	**4,233,172**	**25,333**	**285,560**	**4,518,732**
SHORT TERM LIABILITIES POSITION	96,770	1,090,825	20,826	234,759	1,325,584
LONG TERM LIABILITIES POSITION	278,767	3,142,347	4,507	50,801	3,193,148
NET BALANCE	**(257,738)**	**(2,905,308)**	**77,122**	**869,345**	**(2,035,963)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2

YEAR: 2006

DETAILS AND CALCULATION OF INCOME BY MONETARY POSITION
(In Thousands of Mexican Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS EFFECT
JANUARY	2,187,789	6,484,868	(4,297,079)	0.59	(25,353)
FEBRUARY	2,061,250	6,100,998	(4,039,748)	0.15	(6,060)
MARCH	2,227,052	6,359,690	(4,132,638)	0.13	(5,372)
APRIL	2,446,770	6,534,226	(4,087,456)	0.15	(6,131)
MAY	2,364,995	6,540,645	(4,175,650)	(0.45)	18,790
JUNE	2,272,363	6,913,945	(4,641,582)	0.09	(4,177)
JULY			0		0
AUGUST			0		0
SEPTEMBER			0		0
OCTOBER			0		0
NOVEMBER			0		0
DECEMBER			0		0
RESTATEMENT					
CAPITALIZATION:					0
FOREIGN CORP.:					0
OTHER:					0
TOTAL					**(28,303)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

BONDS AND MEDIUM TERM NOTES LISTING ON STOCK EXCHANGE (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED ON ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER: 2 | YEAR: 2006

GRUPO POSADAS, S.A. DE C.V.

PLANTS, TRADE OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CAESAR PARK HOTELS	GREAT TOURISM HOTELS	1,106,175	56%
FIESTA AMERICANA HOTELS	GREAT TOURISM AND FIVE-STAR HOTELS	4,725,441	62%
FIESTA INN HOTELS	FOUR STARS "BUSINESS CLASS" HOTELS	1,306,112	67%
HOLIDAY INN HOTELS	FIVE STARS HOTELS	61,424	54%
THE EXPLOREAN HOTEL	"ADVENTURE" FIVE-STAR HOTELS	35,411	29%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM SUBST.	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2

YEAR: 2006

CONSOLIDATED
Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

MAIN PRODUCTS	NET SALES		% MARKET SHARE	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT DOMESTIC		2,313,174	87%	FIESTAMERICANA FIESTA INN Y THE EXPLOREAN	GENERAL PUBLIC
HOTEL MANAGEMENT FOREIGN		348,419	13%	FIESTAMERICANA FIESTA INN Y THE EXPLOREAN	GENERAL PUBLIC
TOTAL		2,661,593			

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT FOREIGN		348,419		CAESAR PARK HOLIDAY INN FIESTA INN	GENERAL PUBLIC
T O T A L		348,419			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

PENDIENTE

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

CONSOLIDATED
Final Printing

INTEGRATION OF PAID-IN CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Mexican Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			379,954,314		379,954,314		378,962	
L			107,166,812			107,166,812	107,167	
TOTAL			**487,121,126**		**379,954,314**	**107,166,812**	**486,129**	

TOTAL OF SHARES THAT REPRESENT PAID IN CAPITAL STOCK AS OF THE DATE HEREOF. **487,121,126**

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARES AT REPURCHASE	AT QUARTER
A	5,162,942	8.1033	11.0000
L	762,443	6.0732	9.7500

PROJECT INFORMATION

ANNEX 13

CONSOLIDATED
Final Printing

PROJECT INFORMATION
The Company currently has 32 hotels with 4,155 rooms under development for the next three years, either in construction or with signed management contracts. Additionaly, we expect the first opening of a hotel under our "One Hotels" brand to occur during the first quarter of 2007. We estimate that this development plan will require a total investment of US$236 million, of which the Company will contribute only 5%, as the majority of these openings will be under management and lease agreements.

Translation of financial statements of foreign subsidiaries
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

The financial statements of foreign subsidiaries which operate independently are updated according to the exchange rate with respect to current year information as well that of previous years. As a result, comparable information is obtained taking into account the currency of the countries where the Company has operations. Accordingly, the results of the financial statements of previous years differ from those originaly submitted.

87% of the Company's total revenues came from Mexico, 7% from Brazil, 4% from USA and 2% from Argentina.

The exchange rate used to restate the financial statements into Mexican pesos as of the end of June, 2006 were the following:

Brazilian Real	-	Mexican Pesos	5.2082
US Dollar	-	Mexican Pesos	11.2723
Argentinian Peso	-	Mexican Pesos	3.6521

MEXICAN STOCK EXCHANGE

TICKER: POSADAS **QUARTER: 2** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

Declaration from the company officials responsable for the information

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE SECOND QUARTER OF 2006, IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND RULES ACCEPTED AND SET FORTH BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND BY THE PROVISIONS OF THE MEXICAN CENTRAL BANK AND NATIONAL BANKING AND SECURITIES COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASIS AS FOR THE SAME PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO
FINANCE VICE PRESIDENT

L.C. FERNANDO LOPEZ VAZQUEZ
MANAGING DIRECTOR

MEXICAN STOCK EXCHANGE

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	REFORMA LOMAS 155 - 2ND FLOOR & PH
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
INTERNET ADDRESS:	www.posadas.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	REFORMA LOMAS 155 - 2ND FLOOR & PH
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

INFORMATION ABOUT COMPANY'S OFFICERS

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	REFORMA LOMAS 155 - PH - B
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	VICEPRESIDENT OF FINANCE
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - PH - B
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	mborja@posadas.com

TITLE MSE:	PARTY RESONSIBLE FOR CORPORATE INFORMATION
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - PH - B
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com

TITLE MSE:	PARTY RESONSIBLE FOR REPURCHASES
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - PH - B

COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - PH - B
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	fjlopez@posadas.com

TITLE MSE:	CREDITED FOR DELIVERY OF FINANCIAL INFORMATION VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - PH - B
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com

TITLE MSE:	CREDITED FOR DELIVERY OF RELEVANT EVENTS VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - PH - B
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - PH - B
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	ATTORNEY AT LAW
NAME:	RICARDO MALDONADO YAÑEZ
ADDRESS:	MONTES URALES 505 - 3RD FLOOR
COLONY:	LOMAS DE CHUAPULTEPEC
ZIP CODE:	11000

CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5201-7447
FAX: 5520-1065
E-MAIL: maldonado@macf.com.mx

PAYMENT OFFICER

MANAGEMENT BOARD

FUNCTION:	CHAIRMAN
NAME:	GASTON AZCARRAGA ANDRADE
FUNCTION:	FULL SECRETARY
NAME:	RICARDO MALDONADO YAÑEZ
FUNCTION:	ALTERNATE SECRETARY
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
FUNCTION:	FULL STATUTORY EXAMINER
NAME:	JOSE JAVIER GOYENECHE POLO
FUNCTION:	ALTERNATE COMMISSIONER
NAME:	LUIS DANIEL DEL BARRIO BURGOS
FUNCTION:	FULL MEMBER OF THE BOARD
NAME:	GASTON AZCARRAGA ANDRADE
FUNCTION:	FULL MEMBER OF THE BOARD
NAME:	ENRIQUE AZCARRAGA ANDRADE
FUNCTION:	FULL MEMBER OF THE BOARD
NAME:	PABLO AZCARRAGA ANDRADE
FUNCTION:	FULL MEMBER OF THE BOARD
NAME:	FERNANDO CHICO PARDO
FUNCTION:	FULL MEMBER OF THE BOARD
NAME:	ELOY CHOUZA AZCARRAGA
FUNCTION:	FULL MEMBER OF THE BOARD
NAME:	JOAQUIN VARGAS GUAJARDO
FUNCTION:	FULL MEMBER OF THE BOARD
NAME:	CARLOS LLANO CIFUENTES
FUNCTION:	FULL MEMBER OF THE BOARD
NAME:	ANTONIO MADERO BRACHO

English translation of the summons to the Annual General Ordinary Shareholders' Meeting published in the newspaper "El Universal" on April 6, 2006.

GRUPO POSADAS, S.A. DE C.V.

By resolution adopted by the Board of Directors and pursuant to Articles 181, 183 and other applicable Articles of the General Law of Commercial Companies, in connection with Clauses Nineteenth, Twentieth paragraph a), Twenty-First and other related Articles of the Corporate By-laws, the shareholders of Grupo Posadas, S.A. de C.V. are convened to attend the Annual General Ordinary Shareholders' Meeting that will take place on April 28, 2006 at 10:00 a.m. at the penthouse of the building number 155 of Avenida Paseo de la Reforma, Colonia Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, in connection with the following:

AGENDA

I. Submission, discussion and approval, if applicable, of financial, management and accounting information in accordance with the provisions of Article 172 of the General Law of Commercial Companies, as well as of the By-laws; and of the report of the Examiner of the Company in accordance with the provisions of Article 166 of the same Law, corresponding to the fiscal year ended December 31, 2005, with respect to Grupo Posadas, S.A. de C.V. (the "Company") and approval of the Board of Directors', secretary's and examiner's performance;

II. Submission, discussion and approval, if applicable, of the Auditing Committee Report, in accordance with the provisions of Article 14 Bis 3, section IV, paragraph C of the Securities Market Law and of the Committee's performance;

III. Submission, discussion and approval, if applicable, of the Company's application of results, including legal reserves. Resolution on payment of a dividend of $23.22 cents of peso, national currency, per share;

IV. Submission, discussion and approval, if applicable, of the proposal that sets forth the maximum amount for the purchase of the Company's own shares in accordance with the provisions of Article 14 Bis 3, section I of the Securities Market Law together with the report on the guidelines and resolutions of the Board of Directors with respect to the acquisition of the Company's own shares;

V. Decision about the number of persons who make up the Board of Directors of the Company; as well as appointment or ratification, if applicable, of the Board Members, of members who will be secretaries and statutory examiners of the Company, and the determination of their compensation;

VI. Appointment of delegates to enforce and notarize the resolutions adopted at the meeting; and

VII. Reading and approval, if applicable, of the corresponding Minutes.

The shareholders are reminded that, under the terms of the current Bylaws, with the exception of Clause Twelfth, second section of such Bylaws, the Company will only recognize as shareholders those individuals or entities whose names are registered in the Registry of shares or who evidence their capacity as shareholders by complying with the provisions of Article 78 of the Securities Market Law. In order to have the right to attend the meeting, shareholders shall deposit at the Company's offices located at the above mentioned domicile, at least three business days before the Meeting, titles of their shares or deposit receipts issued by S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities ("INDEVAL"). Upon delivery of such documents, shareholders registered before the Registry of Shares will be given the corresponding admission card. Brokerage houses and other institutions that are depositors of INDEVAL shall submit a list including the name, domicile, nationality and number of shares of the shareholders they represent.

In accordance with Clause Twenty-First of the Bylaws, attorneys may represent the shareholders in fact, by means of a power of attorney granted before two witnesses. Likewise, in accordance with the provisions of Article 14 Bis 3, paragraph VI of the Securities Market Law, shareholders may be represented by attorneys in fact, by means of a power granted pursuant to certain formalities established by the Company, whose respective formats will be available for the intermediaries of the securities market to evidence the representation of the shareholders, during the term set forth in Article 173 of the General Law of Commercial Companies.

Information mentioned in the Agenda shall be made available to shareholders at the corporate offices of the Company located at the address previously mentioned, as of the date of this summon until the day prior to the Meeting.

Mexico City, April 6, 2006.
Grupo Posadas, S.A. de C.V.
Mr. Francisco Javier López Segura
Secretary of the Board of Directors

English translation of the summons calling Series "L" shareholders to the Special Shareholders' Meeting, published in the newspaper "El Universal" on April 6, 2006.

GRUPO POSADAS, S.A. DE C.V.

By resolution adopted by the Board of Directors and pursuant to Articles 181, 183 and other applicable Articles of the General Law of Commercial Companies, in connection with the Twentieth, paragraph c), Twenty-First and other related Articles of the Corporate Bylaws, the Series L shareholders of Grupo Posadas, S.A. de C.V. (the "Company") are convened to attend a Special Shareholders' Meeting for Series L Shareholders that will take place on April 28, 2006 at 10:00 a.m. at the penthouse of the building number 155 of Avenida Paseo de la Reforma, Colonia Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, in connection with the following:

AGENDA

I. Proposal, discussion and approval, if applicable, to elect the members of the Board of Directors and their respective alternates corresponding to Series L Shares, in accordance with the Corporate Bylaws of the Company and appointment of a special delegate.
II. Resolution, discussion and approval, if applicable, of the corresponding Minutes.

Shareholders are reminded that, under the terms of the current Bylaws, the Company will only recognize as shareholders those individuals or entities whose names are registered in the Registry of Shares or who evidence their capacity as shareholders by complying with the provisions of Article 78 of the Securities Market Law. In order to have the right to attend the meeting, shareholders shall deposit the Company's offices located at the above mentioned domicile, at the latest three business days before the Meeting, titles of their shares or the deposit receipts issued by S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities ("INDEVAL"). Upon delivery of such documents, shareholders registered in the Registry of Shares will be provided with the corresponding admission card. Brockerage houses and other entities that are depositors of INDEVAL shall submit a list including the name, domicile, nationality and number of shares of the shareholders they represent.

In accordance with Clause Twenty First of the Bylaws, attorneys may represent the shareholders in fact, by means of a power of attorney granted before two witnesses. Likewise, in accordance with the provisions of Article 14 Bis 3 (paragraph VI) of the Securities Market Law, the shareholders may be represented by attorneys, by means of a power granted pursuant to certain formalities established by the Company, whose respective formats will be available for the intermediaries of the securities market to evidence the representation of the shareholders, during the term set forth in Article 173 of the General Law of Commercial Companies.

Mexico City, April 6, 2006
Grupo Posadas, S.A. de C.V.
Mr. Francisco Javier López Segura
Secretary of the Board of Directors

RECEIVED
2006 NOV -3 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ENGLISH SUMMARY OF THE RESOLUTIONS ADOPTED AT THE ANNUAL GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD ON APRIL 28, 2006 AT 10: 45 A.M.

In Mexico City, Federal District, at the corporate address of GRUPO POSADAS, *SOCIEDAD ANONIMA DE CAPITAL VARIABLE*, at 10:00 a.m. on April 28, 2006, the Shareholders and Shareholders' Attorneys in fact, whose names and number of shares they represent are mentioned herein below, met for purposes of holding a General Ordinary Shareholders' Meeting for Grupo Posadas, S.A. de C.V. (the "Company").

As there was a sufficient quorum in accordance with the Law and the Corporate By-laws, the Chairman declared the Meeting legally convened and therefore the resolutions adopted therein valid, the Secretary read the summons to the Meeting published in the newspaper "El Universal" on April 6, 2006 which contains the following:

AGENDA

I. Submission, discussion and approval, if applicable, of financial, management and accounting information in accordance with the provisions of Article 172 of the General Law of Commercial Companies, as well as of the Company's By-laws; and of the report of the Statutory Examiner of the Company in accordance with the provisions of Article 166 of the said Law, corresponding to the fiscal year ended December 31, 2005, with respect to Grupo Posadas, S.A. de C.V. (the "Company") and approval of the Board of Directors', secretary's and examiner's performance;

II. Submission, discussion and approval, if applicable, of the Auditing Committee Report, in accordance with the provisions of Article 14 Bis 3, section IV, paragraph C of the Securities Market Law and of the Committee's performance;

III. Submission, discussion and approval, if applicable, of the Company's application of results, including legal reserves. Resolution on payment of a dividend of $23.22 cents of peso, national currency, per share;

IV. Submission, discussion and approval, if applicable, of the proposal that sets forth the maximum amount for the purchase of the Company's own shares in accordance with the provisions of Article 14 Bis 3, section I of the Securities Market Law together with the report on the guidelines and resolutions of the Board of Directors with respect to the acquisition of the Company's own shares;

V. Decision about the number of persons who make up the Board of Directors of the Company; as well as appointment or ratification, if applicable, of the Board Members, of members who will be secretaries and examiners of the Company, and the determination of their compensation;

VI. Appointment of delegates to enforce and notarize the resolutions adopted at the meeting; and

VII. Reading and approval, if applicable, of the corresponding Minutes.

RECEIVED 2006 NOV -3 P 12:03 OFFICE OF INTERNATIONAL CORPORATE FINANCE

RESOLUTIONS ON THE FIRST ITEM ON THE AGENDA

1. The financial statements and other information presented by the Chairman on behalf of the Board of Directors, corresponding to 2005, were approved.
2. The report of the Statutory Examiner of the Company with regard to the financial statements of the Company for the year 2005 were approved.
3. The resolutions adopted and actions taken by the Board of Directors, secretary and examiner of the Company during such fiscal year, were also ratified, releasing them from any liability that may arise from their actions in fulfillment of their duties.
4. The Company's financial statements and the Statutory Examiner's Report for the year 2005 shall be published in the Official Gazette of the Federation *(Diario Oficial de la Federación)*, as referred to in Article 172 of the General Law of Commercial Companies.

RESOLUTIONS ON THE SECOND ITEM ON THE AGENDA

1. The Report of the Auditing Committee was approved.
2. The resolutions adopted and actions taken by the Auditing Committee were approved and ratified, releasing its members from any liability that may arise from their actions in fulfillment of their duties.

RESOLUTIONS ON THE THIRD ITEM ON THE AGENDA

1. The amount of $13,587,771.00 (Thirteen million five hundred eighty seven thousand and seven hundred and seventy one pesos) shall be set aside from the majority net income of $403,315,000.00 (Forty three million three hundred and fifteen thousand pesos) registered in the financial statements of the Company for the fiscal year 2005, in order to increase the Legal Reserve, pursuant to the provisions of Article 20 of the General Law of Commercial Companies.
2. a) Payment of a profit sharing dividend equivalent to $23.22 cents of Mexican pesos per share is approved for all of the Company's shareholders

   b) The profit sharing dividend equivalent to $23.22 cents of Mexican pesos per share to the Company's shareholders in a total amount of $132,552,549.00 (One hundred and thirty two million, five hundred and fifty two thousand and five hundred and forty nine pesos 00/100 M.N.) mentioned shall be applied to accumulated profits from previous fiscal years as included in the financial statements approved in the First Item of the Agenda.

3. The dividend mentioned above shall be payable as of June 1, 2006 as follows:
   a) In the case of shareholders of the Company holding definitive titles of the Company deposited at INDEVAL, by means of delivering to such entity coupon number 4, and if applicable, upon evidence of legitimate ownership.
   b) In the case of shareholders of the Company holding definitive titles of the Company not deposited at INDEVAL, by means of delivering to such shareholder coupon number 4 and evidencing their shareholder

status through the corresponding registration at the issuer's registry of shares.

c) In the case of shareholders of provisional certificates issued by the Company not yet deposited at INDEVAL or exchanged for definitive titles, by means of delivering the provisional certificates which shall be exchanged for definitive titles representing shares of the Company. Such provisional certificates shall be canceled and exchanged for new share titles representative of shares, and coupons 1 to 4 shall be collected. Shareholders of provisional certificates issued by the Company not yet deposited at INDEVAL shall evidence their shareholders status by means of their registration at the issuer's registry of shares.

d) Payment of dividends to shareholders whose titles or provisional certificates are deposited at INDEVAL shall be made at the Company's Treasury offices, located at Paseo de la Reforma No. 155, 4th floor, Col. Lomas de Chapultepec, 11000, Mexico, D.F., on business days at regular business hours.

RESOLUTIONS OF THE FOURTH ITEM ON THE AGENDA

1. The Meeting agreed that the maximum amount for the acquisition of the Company's own shares, within the scope set forth by the Securities Market Law, Article 14 Bis 3, section I, shall be thirty per cent (30%) of the Company's accumulated profits. Therefore, the Company shall establish the corresponding reserve.
2. The Board of Directors' report about the Company's policies and resolutions regarding acquisition and placement of the Company's own shares, was thereby approved and Oliver Iriarte Fuentes and Gerardo Leschevin de Prevoisin Romero de Terreros were authorized to instruct the purchase and placement of the Company's own shares, whether acting jointly or separately.

RESOLUTIONS ON THE FIFTH ITEM ON THE AGENDA

The Chairman informed those present at the Meeting about the resolution approved at the previously held Series "L" Shareholders Special Meeting by means of which Board Members representing series "L" shares were appointed. The Chairman also presented a proposal made by a group of shareholders that the Board of Directors of the Company's consist of a total of eleven members, as follows:

MEMBERS OF THE BOARD

CHAIRMAN	MR. GASTON AZCARRAGA ANDRADE
Series "A" Shares Members	
FULL MEMBERS	
MR. GASTÓN AZCARRAGA ANDRADE	
MR. ENRIQUE AZCARRAGA ANDRADE	
MR. PABLO AZCARRAGA ANDRADE	
MR. FERNANDO CHICO PARDO	

MR. ELOY CHOUZA AZCARRAGA	
MR. JOAQUIN VARGAS GUAJARDO	
MR. CARLOS LLANOS CIFUENTES	
MR. ANTONIO MADERO BRACHO	
MR. JORGE MARIO SOTO Y GALVEZ	
MR. ALFREDO HUMBERTO HARP CALDERÓN	
MR. CARLOS LEVY COVARRUBIAS	
Series "L" Shares Members	
FULL MEMBERS	
MR. SERGIO MARISCAL LOZANO	
MR. EMILIO CARRILLO GAMBOA	

The following individuals were appointed as Alternate Members: Mr. José Carlos Azcárraga Andrade, Mr. Manuel Borja Chico, Mr. Miguel Alejandro Garcia Jaramillo, Mrs. Silvia Sisset de Guadalupe Harp Calderón and Mr. Charbel Christian Francisco Harp Calderón.

Mr. José Carlos Azcárraga Andrade and Mr. Manuel Borja Chico shall serve as alternate members to full members Gastón Azcárraga Andrade, Enrique Azcárraga Andrade,Pablo Azcárraga Andrade, Fernando Chico Pardo and Eloy Chouza Azcárraga.

Mr. Miguel Alejandro Garcia Jaramillo shall serve as alternate member to any of the following full members: Joaquín Vargas Guajardo, Carlos Llano Cifuentes, Antonio Madero Bracho, Jorge Mario Soto y Gálvez, Sergio Mariscal Lozano and Emilio Carrillo Gamboa.

Mrs. Silvia Sisset de Guadalupe Harp Calderón shall serve as alternate member to full member Alfredo Humberto Harp Calderón and Mr. Charbel Christian Francisco Harp Calderón shall serve as alternate member to full member Carlos Levy Covarrubias.

It was also proposed to appoint Mr. José Javier Goyeneche Polo as Statutory Examiner, Luis Daniel Barros Burgos as Alternate Statutory Examiner, Ricardo Maldonado Yáñez as Secretary and Francisco López Segura as Alternate Secretary. These appointed Secretaries are not members of the Board of Directors.

Following discussion among the shareholders and the shareholders' Attorneys in fact, the above proposals were approved by unanimous vote and the following resolutions were adopted:

1. The Board of Directors is made up in the manner mentioned above and the persons appointed as Secretaries and Statutory Examiner are as mentioned above. The appointed Members, Secretaries and Statutory Examiners accepted their offices, committing themselves to the faithful and loyal fulfillment of their duties, guaranteeing their functions according to the terms set forth in the Company's By-laws. The Board of

Directors shall have the powers set forth in Article Sixteen and other related articles of the Company's By-Laws.

2. To thank Messrs: Jorge Carvallo Couttolenc, Javier Barrera Segura, José Vargas Santamarina, Eugenio Madero Pinsón, Sergio Mariscal Corona, Ricardo Chouza Azcárraga, Carlos Bustamante Anchondo, Salvador Oñate Asencio, Carlos Bustamante Aubanel, Mario Oñate Barrón Y Fernando Loera Aguilar, for their duties as Board members and to return any guarantees provided by them, if any, and to release them of any liability that may arise from their actions in fulfilment of their duties

3. To set forth as compensation for the members of the Board, Statutory Examiner, Secretary and members of the Auditing Committee and Compensation Committee for the fiscal year of 2006, and until the next Annual Ordinary Shareholders' Meeting, for attendance at each Board Meeting, an amount equal to two *centenarios*, prior to the withholding of the corresponding tax. The Alternate Members shall receive the same compensation, but only when they attend Board Member meetings.

4. To hold Board Members, Secretaries, Statutory Examiners, and members of the Auditing Committee and Compensation Committee free and clear of any claim, petition, proceeding or investigation that may be initiated in Mexico or in any country where the Company's shares or titles are registered or traded, including payment of damages, legal fees and other advisors' fees. The Board of Directors may decide upon the hiring of legal counsel or other counsel as it deems it appropriate.

RESOLUTIONS ON THE SIXTH ITEM ON THE AGENDA.

Messrs. Francisco Javier López Segura, Ricardo Maldonado Yáñez and Enrique Eduardo Green Vera, were authorized to jointly or severally appear before a Notary Public in order to notarize this minutes and also to publish all notices, request all permits and carry out all actions required to formalize and enforce the resolutions adopted at this Meeting

Messrs. Oliver Iriarte Fuentes, Francisco Javier López Segura and Ricardo Maldonado Yáñez were authorized to jointly or severally execute and submit all documents, certifications and notices and carry out all actions before the National Banking and Securities Commission, Mexican Stock Exchange, Indeval or any public or private entity or institution related to the resolutions adopted at this Meeting and to publish all notices related to the exchange of share titles and/or payment of dividends approved at this Meeting.

The undersigned, Francisco Javier López Segura, Secretary of the Board of Directors of The Company, certifies that this summary of the Minutes of the above-mentioned Meeting is in accordance with the original text of the corresponding Minutes.

[signature]
Lic. Francisco Javier López Segura
Secretary of the Board of Directors

English Translation

ENGLISH SUMMARY OF THE RESOLUTIONS ADOPTED AT THE SPECIAL SERIES "L" SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD ON APRIL 28, 2006 AT 10:00 A.M.

In Mexico City, Federal District, at the corporate address of GRUPO POSADAS, *SOCIEDAD ANONIMA DE CAPITAL VARIABLE*, at 10:00 a.m. on April 28, 2006, the Series "L" Shareholders and Series "L" Shareholders' attorneys in fact, whose names and number of shares they represent are mentioned herein below, met for purposes of holding a Special Shareholders' Meeting of Grupo Posadas, S.A. de C.V. (the "Company").

As there was a sufficient quorum in accordance with the Law and the Corporate Bylaws, the Chairman declared the Meeting legally convened and therefore the resolutions adopted therein valid, the Secretary read the Summons to the Meeting published in the newspaper "El Universal" on April 6, 2006 which contains the following:

<u>AGENDA</u>

I. Proposal, discussion and approval, if applicable, to appoint Full Members of the Board of Directors and their respective Alternate Members to be appointed by Series "L" shareholders, according to the Bylaws of the Company and the appointment of a special delegate.

II. Resolution, discussion and approval, if applicable, of the corresponding Minutes.

<u>RESOLUTIONS OF THE FIRST ITEM ON THE AGENDA</u>

The Chairman informed the Series "L" shareholders and their attorneys in fact that in accordance with the Securities Market Law they are entitled to appoint up to two Full Members of the Board of Directors and their corresponding Alternate Members.

Pursuant to the above, a group of Series "L" shareholders proposed to appoint Mr. Sergio Mariscal Lozano and Mr. Emilio Carrillo Gamboa as full members of the Series "L" shares and Mr. Alejandro García Jaramillo as alternate member o any of the full members aforementioned. Pursuant to prior deliberation of the shareholders and shareholders' attorneys in fact, such proposals were approved by unanimous vote of the members present. Mr. Sergio Mariscal Lozano and Mr. Emilio Carrillo Gamboa were designated as full members of the Series "L" shares and Mr. Alejandro García Jaramillo as alternate member o any of the full members aforementioned.

Likewise, it was unanimously agreed by the Meeting to appoint Mr. Francisco López Segura to inform the General Ordinary Shareholders' Meeting of the Company, which will take place on April 28, 2006 at 10:45 A.M., of the resolutions adopted of this Meeting in order to formalize the appointment of the Series "L" Members of the Board.

After reading the corresponding Minutes, Mr. Francisco Javier Lopez Segura, Secretary of the Board of Directors of the Company certifies and confirms that the present summary of the Shareholders' meeting is in accordance with the original text of the corresponding minutes.

Mr. Francisco Javier López Segura
Secretary of the Board of Directors.













ANNUAL REPORT

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET, (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Rights of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: May 3, 2006 08:46

Prefix: RIGHTS

Ticker Symbol: POSADAS

Series: NA

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Notice to shareholders of Grupo Posadas, S.A. de C.V.

The dividend agreed equal to $23.22 cents of peso M.N., for each series "A" and "L" shares shall be payable as of June 1, 2006 by Grupo Posadas, S.A. de C.V. (the "Company") as follows:

A. In case of shareholders of the Company holding definitive titles of the Company deposited at INDEVAL, by means of delivering to such entity coupon number 4, and if applicable, upon evidence of legitimate ownership.
B. In case of shareholders of the Company holding definitive titles of the Company not deposited at INDEVAL, by means of delivering to such shareholder coupon number 4 prior evidencing their shareholder status through the corresponding registration at the issuer's registry of shares.
C. In case of shareholders of provisional certificates issued by the Company not yet deposited at INDEVAL or exchanged for definitive titles, by means of delivering to such shareholder the provisional certificates which shall be exchanged for definitive titles representing shares of the Company. Such provisional certificates shall be canceled and exchanged for new share titles representative of shares, and coupons 1 to 4 shall be collected. Shareholders of provisional certificates issued by the Company not yet deposited at INDEVAL shall evidence their shareholder condition by means of their registration at the issuer's registry of shares.
D. Payment of dividends to shareholders whose titles or provisional certificates are deposited at INDEVAL, shall be made at the Company's Treasury offices, located at Paseo de la Reforma No. 155, 4th floor, Col. Lomas de Chapultepec, 11000, Mexico, D.F., on business days at regular business hours.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET, (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Rights of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: May 5, 2006 11:17

Prefix: RIGHTS

Ticker Symbol: POSADAS

Series: NA

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Notice to shareholders of Grupo Posadas, S.A. de C.V.

II. PAYMENT OF A CASH DIVIDEND. Pursuant to resolutions adopted at the General Ordinary Shareholders' Meeting of Grupo Posadas, S.A. de C.V. (the "Company") held on April 28, 2006, payment of a cash dividend equal to $0.23.22 cents of peso M.N. to each Series "A" and Seies "L" share was approved. The dividend shall be payable as of June 1, 2006 against delivery of coupon number four of share titles representing the Company's capital stock.

II. REQUIREMENTS.

A. In case of shareholders of the Company holding definitive titles of the Company deposited at INDEVAL, payment of dividend shall be made in one installment and shall be made at the Indeval's offices located at Paseo de la Reforma 255, third floor, Col. Cuauhtémoc, Del. Cuauhtémoc, Mexico 06500, Federal District, at business days and hours. In order to request payment of dividend the shareholders shall be registered at the Registry of Registered Shares of the Company carried by Indeval.

B. In case of shareholders of the Company holding definitive titles of the Company not deposited at INDEVAL, the dividend shall be subject to the provisions of the Income Tax Law and payment shall be made by nominative check in benefit of the shareholders evidencing their shareholder status through the corresponding registration at the issuer's Registry of Shares and by delivery of a copy of their identification card. Likewise, in case of shareholders of provisional certificates issued by the Company not yet exchanged for definitive titles, prior to payment of the corresponding dividend, they shall carry our the exchange for new titles representing shares of the Company and coupon number 4 of such titles.

III. TERM, PLACE AND HOURS. Payment of dividends shall be made as of Thursday June 1, 2006 for all shareholders with titles deposited at Indeval at Indeval's offices and for those who have not deposited their shares at Indeval, at the Company's offices, located at Paseo de la Reforma No. 155, 4th floor, Col. Lomas de Chapultepec, 11000, Mexico, D.F., on business days at regular business hours.

English translation of the Executive Summary of the 2005 Annual Report submitted to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") on June 30, 2006, in accordance with the General Rules Applicable to Issuers and to Other Participants of the Securities Market issued by the CNBV.

For a complete version of this Annual report, please refer to www.bmv.com.mx or http://www.bmv.com.mx/BMV/JSP/sec5_infoemis.jsp?seidemi=5624&idmenu=25

Executive Summary

Grupo Posadas, S.A. de C.V. (the "Company") is the largest hotel operator in Mexico in terms of number of hotels, number of rooms, geographic coverage, sales and market share according to the Market Research Department of the Company. As of December 31, 2005, the Company operated 92 hotels, representing a total amount of 17,268 rooms, in 54 locations in Mexico, United States, Brazil and Argentina, offering services to a wide range of business and tourist clients. The core of the Company's business is located in Mexico, where it operates 76 hotels with a total of 14,285 rooms in 43 locations, including the most important beach and city destinations. The Company is currently operating 5 hotels with 911 rooms in Texas and, after the acquisition of the Caesar Park chain in 1998, 10 hotels in Brazil with a total of 1,899 rooms and one hotel in Argentina with 170 rooms. As of December 31, 2005, of the 92 hotels managed, the Company had a majority equity interest in 36 of them, it managed 37 and 19 were leased.

The Company has expanded through the strong positioning and development of its brands, which emphasize a reliable service and client appreciation. The Company operates its hotels in Mexico mainly through its Fiesta Americana and Fiesta Inn brands. Fiesta Americana hotels offer a wide variety of services and luxury rooms, targeting the high end tourists in beach destinations as well as sophisticated business travelers in city destinations. Fiesta Inn hotels on the other hand, are smaller hotels, with lower room rates, with comfortable rooms and located in medium or small size cities, as well as in the suburban areas of large cities.

In Argentina and Brazil, the Company operates its luxury hotels under the Caesar Park brand and it is present in the 4 star hotels sections in the main industrial and commercial cities in South America through the Caesar Business brand.

The Company has achieved its leadership through strategies and opportunities that have enabled its constant growth with a diversified and balanced portfolio: owned and managed hotels, a mix of beach and city hotels, services offered to the business and tourist sectors, and geographic coverage that includes three countries in Latin America: Mexico, Brazil and Argentina, as well as a limited presence in the United States.

Likewise, through the Fiesta Americana Vacation Club brand, the Company manages a time-share business, which includes marketing and selling memberships that enable the use of resorts in Los Cabos, Cancun and recently in Acapulco during a 40-year period.

Selected Financial Information

The selected financial information presented below has been taken from the consolidated financial statements prepared in accordance with Mexican generally accepted accounting principles, including Rules B-10 and B-15 issued by the Mexican Institute of Public Accountants.

The summary of consolidated financial information for the years 2003, 2004 and 2005 is taken from the consolidated financial statements of the Company audited by Galaz, Yamazaki, Ruiz, Urquiza, S.C., external auditors of the Company.

The financial information below shall be revised together with the financial statements and their corresponding notes. Likewise, the selected financial information shall be revised together with all management discussions provided in Chapter "Financial Information" and especially in the section called "Management Analysis and Discussion of the Company's Operating Results and Condition". Some amounts may not add due to approximation.

		2005		**2004**		**2003**
		(in million of constant pesos as of December 31, 2005)				
Statement of Income:						
Total Income	**Ps.**	5,120.6	**Ps.**	4,655.8	**Ps.**	4,267.7
Corporate Expenses		78.5		63.6		63.3
Depreciation, amortization and real estate leases		640.0		566.6		575.8
Amortization of goodwill from acquisition of businesses, net		0.0		(19.2)		(3.3)
Operating Income (Loss).............		824.7		716.7		573.9
Integral Financing Cost...................		124.8		74.1		309.5
Taxes		190.4		169.8		78.6
Income (Loss) before participation in the results of associated companies and discontinued operations						
Consolidated net income (loss) for the year		431.1		354.4		118.9
Net majority income (loss) of principal shareholders............................		427.7		353.1		117.1
		403.3		298.5		152.3
Balance Sheet:						
Current assets	**Ps.**	1,868.7	**Ps.**	1,540.7	**Ps.**	1,456.0
Property and equipment, net.............		8,351.4		8,466.3		8,598.6
Total Assets................................		11,868.6		11,148.8		11,134.4
Total Current Liabilities.....................		1,380.2		1,508.2		1,527.7
Long-term debt...........................		3,763.8		3,577.0		3,662.1
Total liabilities		6,677.5		6,568.2		6,618.7
Total Stockholders' Equity..........		5,056.2		4,533.1		4,473.7

Principal Financial Ratios

Operating Income/Revenues................	16.1%	15.4%	13.4%
Net Income/Revenues........................	8.4%	7.6%	2.7%
EBITDA.......................................	$1,246.0	$1,124.2	$1,023.7
EBITDA/Revenues	24.3%	24.1%	24.0%
Debt with Cost/EBITDA.............	3.1 X	3.6 X	4.1 X
Current Assets/Current Liabilities	1.35 X	1.02 X	0.95 X
Total Liabilities/Stockholder's Equity......	1.32 X	1.45 X	1.48 X

The shares representing the Company's capital stock have been registered before the Mexican Stock Exchange *(Bolsa Mexicana de Valores, S.A. de C.V.)* since 1992. Outstanding shares amount to approximately 577 million, 81% of which correspond to common Series "A" shares, with full voting rights, and 19% of which correspond to Series "L" shares with limited voting rights. In addition, approximately 20,000 Series "A" shares and 48,000 Series "L" shares are traded through the PORTAL (Private Offerings, Resale and Trading through Automated Linkages) system of the NASD (National Association of Securities Dealers) through ADS (American Depositary Shares). The following table shows the annual behavior of the Series "A" and "L" shares in the securities market during the past five years.

POSADAS A	**2001**	**2002**	**2003**	**2004**	**2005**
Maximum Price	8.50	7.00	6.10	8.00	10.31
Minimum Price	5.00	4.30	4.00	5.42	8.00
Closing Price	6.00	4.50	5.40	8.00	10.31
Average Daily Volume (in thousand shares)	65.2	18.8	310.8	5.5	5.4

POSADAS L	**2001**	**2002**	**2003**	**2004**	**2005**
Maximum Price	7.20	5.50	5.50	7.50	10.00
Minimum Price	3.97	3.70	3.50	5.55	7.50
Closing Price	5.50	4.00	5.55	7.50	9.50
Average Daily Volume (in thousand shares)	48.3	72.3	133.2	45.5	9.5

List of contents of the 2005 Annual Report submitted through EMISNET to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") on June 30, 2006, in accordance with the General Rules Applicable to Issuers and to Other Participants of the Securities Market issued by the CNBV.

For a complete version of this Annual report, please refer to www.bmv.com.mx or http://www.bmv.com.mx/BMV/JSP/sec5_infoemis.jsp?seidemi=5624&idmenu=25

List of contents of the 2005 Report on compliance with the Best Corporate Practice Code submitted through EMISNET to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") on June 30, 2005, in accordance with the General Rules Applicable to Issuers and to Other Participants of the Securities Market issued by the CNBV.

For a complete version of this document, please see the following Internet link: http://www.bmv.com.mx/BMV/JSP/sec5_infoemis.jsp?seidemi=5624&idmenu=26